1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 23, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2016 and 2015 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2016, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Financial Reporting Standard 10, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

MORRIS CHANG
Chairman
February 14, 2017

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2016. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters for the Company’s consolidated financial statements for the year ended December 31, 2016 are stated as follows:

Provision of sales returns and allowances

In consideration of business volume and market conditions, the Company provides a variety of business incentives to specific customers or products. The provision of sales returns and allowance is based on historical experience and the varying contractual terms by management’s judgment. Please refer to Notes 4, 5 and 19 to the consolidated financial statements for the details of the information about provision of sales returns and allowances. Since the provision of sales returns and allowances is subject to management’s judgment, which has significant uncertainty, and the result could also affect the net revenue in the consolidated financial statements, it has been identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over provision of sales returns and allowances;

2.	Understood and assessed the reasonableness of management’s assumptions made and methodology used in estimating provision of sales returns and allowances;

3.	Sampled and inspected the Company’s sales contracts of main products by agreeing the contractual terms and performed an analysis to challenge management’s estimation on possibility that specific products could meet business incentives condition to verify the reasonableness of the accrual of the provision;

4.	Performed a retrospective review to comparatively analyze the historical accuracy of judgments with reference to actual sales allowance paid.

Timing to commence depreciation of property, plant and equipment (PP&E)

The Company continues to invest in capital expenditures to develop and build capacity in leading-edge technologies to meet customers’ demand. Please refer to Notes 4 and 15 to the consolidated financial statements for the details of the information and accounting policy about the depreciation of PP&E. According to IAS 16, depreciation of PP&E should commence when the assets are available for their intended use. Due to the significant capital expenditures incurred by the Company, the appropriateness of the timing to commerce depreciation of PP&E could have a material impact on its financial performance. Consequently, the validity of the timing to commence depreciation of PP&E is identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over the timing to commence depreciation of PP&E;

2.	Understood the criteria the assets are defined as available for use intended by management and the corresponding accounting treatments;

3.	Sampled and reviewed the appropriateness of the timing for commencing depreciation after the assets met the criteria of available for use in current year;

4.	Performed an observation on the physical count of equipment under installation and construction in progress; sampled and inspected the supporting documentation to verify that the status of equipment under installation and construction in progress are not available for use;

5.	Sampled equipment under installation and construction in progress which met the criteria of available for use and were transferred in the subsequent period to evaluate the reasonableness of the timing for commencing depreciation;

6.	Sampled and reviewed the appropriateness of the equipment under installation and construction in progress which are not available for their intended use.

Other Matter

We have also audited the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the years ended December 31, 2016 and 2015 on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2016 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Yih-Shin Kao and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

February 14, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2016		December 31, 2015
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$541,253,833	29	$562,688,930	34
Financial assets at fair value through profit or loss (Note 7)	6,451,112	—	6,026	—
Available-for-sale financial assets (Notes 8 and 14)	67,788,767	4	14,299,361	1
Held-to-maturity financial assets (Note 9)	16,610,116	1	9,166,523	1
Hedging derivative financial assets (Note 10)	5,550	—	1,739	—
Notes and accounts receivable, net (Note 11)	128,335,271	7	85,059,675	5
Receivables from related parties (Note 37)	969,559	—	505,722	—
Other receivables from related parties (Note 37)	146,788	—	125,018	—
Inventories (Notes 5, 12 and 41)	48,682,233	3	67,052,270	4
Other financial assets (Notes 38 and 41)	4,100,475	—	4,305,358	—
Other current assets (Note 17)	3,385,422	—	3,533,369	—

Total current assets	817,729,126	44	746,743,991	45

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	22,307,561	1	6,910,873	—
Financial assets carried at cost (Note 13)	4,102,467	—	3,990,882	—
Investments accounted for using equity method (Notes 5 and 14)	19,743,888	1	24,091,828	2
Property, plant and equipment (Notes 5 and 15)	997,777,687	53	853,470,392	52
Intangible assets (Notes 5, 16 and 33)	14,614,846	1	14,065,880	1
Deferred income tax assets (Notes 5 and 30)	8,271,421	—	6,384,974	—
Refundable deposits	407,874	—	430,802	—
Other noncurrent assets (Note 17)	1,500,432	—	1,428,676	—

Total noncurrent assets	1,068,726,176	56	910,774,307	55

TOTAL	$1,886,455,302	100	$1,657,518,298	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$57,958,200	3	$39,474,000	2
Financial liabilities at fair value through profit or loss (Note 7)	191,135	—	72,610	—
Accounts payable	26,062,351	2	18,575,286	1
Payables to related parties (Note 37)	1,262,174	—	1,149,988	—
Salary and bonus payable	13,681,817	1	11,702,042	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 23 and 32)	22,894,006	1	20,958,893	1
Payables to contractors and equipment suppliers	63,154,514	3	26,012,192	2
Income tax payable (Notes 5 and 30)	40,306,054	2	32,901,106	2
Provisions (Notes 5 and 19)	18,037,789	1	10,163,536	1
Long-term liabilities - current portion (Note 20)	38,109,680	2	23,517,612	1
Accrued expenses and other current liabilities (Note 22)	36,581,553	2	27,701,329	2

Total current liabilities	318,239,273	17	212,228,594	13

NONCURRENT LIABILITIES
Bonds payable (Note 20)	153,093,557	8	191,965,082	12
Long-term bank loans	21,780	—	32,500	—
Deferred income tax liabilities (Notes 5 and 30)	141,183	—	31,271	—
Net defined benefit liability (Notes 5 and 21)	8,551,408	—	7,448,026	—
Guarantee deposits (Note 22)	14,670,433	1	21,564,801	1
Others (Note 19)	1,686,542	—	1,613,545	—

Total noncurrent liabilities	178,164,903	9	222,655,225	13

Total liabilities	496,404,176	26	434,883,819	26

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 23)	259,303,805	14	259,303,805	16

Capital surplus (Note 23)	56,272,304	3	56,300,215	3

Retained earnings (Note 23)
Appropriated as legal capital reserve	208,297,945	11	177,640,561	11
Unappropriated earnings	863,710,224	46	716,653,025	43

	1,072,008,169	57	894,293,586	54

Others (Note 23)	1,663,983	—	11,774,113	1

Equity attributable to shareholders of the parent	1,389,248,261	74	1,221,671,719	74

NONCONTROLLING INTERESTS	802,865	—	962,760	—

Total equity	1,390,051,126	74	1,222,634,479	74

TOTAL	$1,886,455,302	100	$1,657,518,298	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2016		2015
	Amount	%	Amount	%

NET REVENUE (Notes 5, 25, 37 and 43)	$947,938,344	100	$843,497,368	100

COST OF REVENUE (Notes 5, 12, 32, 37 and 41)	473,077,173	50	433,117,601	51

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	474,861,171	50	410,379,767	49

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(29,073)	—	15,126	—

GROSS PROFIT	474,832,098	50	410,394,893	49

OPERATING EXPENSES (Notes 5, 32 and 37)
Research and development	71,207,703	7	65,544,579	8
General and administrative	19,795,593	2	17,257,237	2
Marketing	5,900,837	1	5,664,684	1

Total operating expenses	96,904,133	10	88,466,500	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 15, 16, 26 and 32)	29,813	—	(1,880,618)	—

INCOME FROM OPERATIONS (Note 43)	377,957,778	40	320,047,775	38

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture (Notes 14 and 43)	3,495,600	—	4,132,128	—
Other income (Note 27)	6,454,901	1	4,750,829	1
Foreign exchange gain, net (Note 42)	1,161,322	—	2,481,446	—
Finance costs (Note 28)	(3,306,153)	—	(3,190,331)	—
Other gains and losses (Note 29)	195,932	—	22,207,064	3

Total non-operating income and expenses	8,001,602	1	30,381,136	4

INCOME BEFORE INCOME TAX	385,959,380	41	350,428,911	42

INCOME TAX EXPENSE (Notes 5, 30 and 43)	51,621,144	6	43,872,744	6

NET INCOME	334,338,236	35	306,556,167	36

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 14, 21, 23 and 30)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(1,057,220)	—	(827,703)	—
Share of other comprehensive loss of associates and joint venture	(19,961)	—	(2,546)	—
Income tax benefit related to items that will not be reclassified subsequently	126,867	—	99,326	—

	(950,314)	—	(730,923)	—

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2016			2015
	Amount		%	Amount		%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		$(9,379,477)	(1)		$6,604,768	1
Changes in fair value of available-for-sale financial assets		(692,523)	—		(20,489,015)	(2)
Share of other comprehensive income (loss) of associates and joint venture		16,301	—		(83,021)	—
Income tax expense related to items that may be reclassified subsequently		(61,176)	—		(15,991)	—

		(10,116,875)	(1)		(13,983,259)	(1)

Other comprehensive loss for the year, net of income tax		(11,067,189)	(1)		(14,714,182)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$323,271,047	34		$291,841,985	35

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$334,247,180	35		$306,573,837	36
Noncontrolling interests		91,056	—		(17,670)	—

		$334,338,236	35		$306,556,167	36

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$323,186,736	34		$291,867,757	35
Noncontrolling interests		84,311	—		(25,772)	—

		$323,271,047	34		$291,841,985	35

	2016			2015
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 31)
Basic earnings per share	$		12.89	$		11.82

Diluted earnings per share	$		12.89	$		11.82

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2015	25,929,662	$259,296,624	$55,989,922	$151,250,682	$553,914,592	$705,165,274	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,046,201,111	$127,221	$1,046,328,332

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	(26,389,879)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.5 per share	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Total	—	—	—	26,389,879	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Net income (loss) in 2015	—	—	—	—	306,573,837	306,573,837	—	—	—	—	306,573,837	(17,670)	306,556,167

Other comprehensive income (loss) in 2015, net of income tax	—	—	—	—	(730,902)	(730,902)	6,537,836	(20,512,712)	(302)	(13,975,178)	(14,706,080)	(8,102)	(14,714,182)

Total comprehensive income (loss) in 2015	—	—	—	—	305,842,935	305,842,935	6,537,836	(20,512,712)	(302)	(13,975,178)	291,867,757	(25,772)	291,841,985

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	138,155	—	138,155

Disposal of investments accounted for using equity method	—	—	(47,850)	—	—	—	—	—	—	—	(47,850)	—	(47,850)

Adjustments to share of changes in equities of associates and joint venture	—	—	230,743	—	—	—	—	—	—	—	230,743	(4,230)	226,513

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	—	—	(31,142)	(31,142)	—	—	—	—	(31,142)	31,142	—

From share of changes in equities of subsidiaries	—	—	(3,574)	—	—	—	—	—	—	—	(3,574)	3,574	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(50,218)	(50,218)

Effect of acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	923,683	923,683

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(42,640)	(42,640)

BALANCE, DECEMBER 31, 2015	25,930,380	259,303,805	56,300,215	177,640,561	716,653,025	894,293,586	11,039,949	734,771	(607)	11,774,113	1,221,671,719	962,760	1,222,634,479

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6.0 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	(155,582,283)	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	(155,582,283)	—	(155,582,283)

Net income in 2016	—	—	—	—	334,247,180	334,247,180	—	—	—	—	334,247,180	91,056	334,338,236

Other comprehensive income (loss) in 2016, net of income tax	—	—	—	—	(950,314)	(950,314)	(9,378,712)	(732,130)	712	(10,110,130)	(11,060,444)	(6,745)	(11,067,189)

Total comprehensive income (loss) in 2016	—	—	—	—	333,296,866	333,296,866	(9,378,712)	(732,130)	712	(10,110,130)	323,186,736	84,311	323,271,047

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	(56,169)	—	(56,169)

Adjustments to share of changes in equities of associates and joint venture	—	—	21,221	—	—	—	—	—	—	—	21,221	9	21,230

From share of changes in equities of subsidiaries	—	—	7,037	—	—	—	—	—	—	—	7,037	(7,037)	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(235,224)	(235,224)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(1,954)	(1,954)

BALANCE, DECEMBER 31, 2016	25,930,380	$259,303,805	$56,272,304	$208,297,945	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$105	$1,663,983	$1,389,248,261	$802,865	$1,390,051,126

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$385,959,380	$350,428,911
Adjustments for:
Depreciation expense	220,084,998	219,303,369
Amortization expense	3,743,406	3,202,200
Finance costs	3,306,153	3,190,331
Share of profits of associates and joint venture	(3,495,600)	(4,132,128)
Interest income	(6,317,500)	(4,129,316)
Gain on disposal of property, plant and equipment, net	(46,548)	(433,559)
Impairment loss on property, plant and equipment	—	2,545,584
Impairment loss on intangible assets	—	58,514
Impairment loss on financial assets	122,240	154,721
Loss (gain) on disposal of available-for-sale financial assets, net	4,014	(22,070,736)
Gain on disposal of financial assets carried at cost, net	(37,241)	(87,193)
Loss (gain) on disposal of investments accounted for using equity method, net	259,960	(2,507,707)
Loss from liquidation of subsidiaries	36,105	138,243
Unrealized (realized) gross profit on sales to associates	29,073	(15,126)
Loss (gain) on foreign exchange, net	(2,656,406)	2,563,439
Dividend income	(137,401)	(621,513)
Loss (gain) from hedging instruments	(12,725)	134,112
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(4,248)	305,619
Gain from lease agreement modification	—	(430,041)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(6,326,561)	(228,560)
Notes and accounts receivable, net	(49,342,698)	26,630,123
Receivables from related parties	(463,837)	(192,767)
Other receivables from related parties	(21,770)	53,607
Inventories	18,370,037	(655,249)
Other financial assets	(41,554)	720,301
Other current assets	94,512	263,384
Other noncurrent assets	(349,771)	—
Accounts payable	7,295,491	(2,693,358)
Payables to related parties	139,818	(369,134)
Salary and bonus payable	1,979,775	945,030
Accrued profit sharing bonus to employees and compensation to directors and supervisors	1,935,113	2,860,250
Accrued expenses and other current liabilities	3,693,638	(3,778,322)
Provisions	7,931,877	(382,774)
Net defined benefit liability	46,163	52,540

Cash generated from operations	585,777,893	570,822,795
Income taxes paid	(45,943,301)	(40,943,357)

Net cash generated by operating activities	539,834,592	529,879,438

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2016	2015

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(83,275,573)	$(13,392,330)
Held-to-maturity financial assets	(33,625,353)	(28,181,915)
Financial assets carried at cost	(533,745)	(2,586,169)
Property, plant and equipment	(328,045,270)	(257,516,835)
Intangible assets	(4,243,087)	(4,283,870)
Land use right	(805,318)	—
Proceeds from disposal or redemption of:
Available-for-sale financial assets	29,967,979	57,493,051
Held-to-maturity financial assets	10,550,000	16,800,000
Financial assets carried at cost	160,498	368,778
Investments accounted for using equity method	—	5,171,962
Property, plant and equipment	98,069	816,852
Proceeds from return of capital of financial assets carried at cost	65,087	—
Derecognition of hedging derivative financial instruments	8,868	2,659
Costs from entering into hedging transactions	—	(495,348)
Interest received	6,353,195	3,641,920
Proceeds from government grants - land use right and others	798,469	—
Proceeds from government grants - property, plant and equipment	738,643	—
Net cash outflow from acquisition of subsidiary (Note 33)	—	(51,601)
Net cash inflow from disposal of subsidiary (Note 34)	—	601,047
Other dividends received	137,420	616,675
Dividends received from investments accounted for using equity method	5,478,790	3,407,126
Refundable deposits paid	(144,982)	(404,458)
Refundable deposits refunded	169,912	348,434
Decrease in receivables for temporary payments	706,718	398,185

Net cash used in investing activities	(395,439,680)	(217,245,837)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	18,968,936	3,138,680
Repayment of bonds	(23,471,600)	—
Repayment of long-term bank loans	(8,540)	—
Interest paid	(3,302,420)	(3,156,218)
Decrease in obligations under finance leases	—	(29,098)
Guarantee deposits received	6,354,677	754,873
Guarantee deposits refunded	(523,234)	(742,458)
Cash dividends	(155,582,283)	(116,683,481)
Proceeds from exercise of employee stock options	—	33,891
Decrease in noncontrolling interests	(235,733)	(50,218)

Net cash used in financing activities	(157,800,197)	(116,734,029)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2016	2015

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(8,029,812)	$8,258,851

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,435,097)	204,158,423

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF YEAR	—	81,478

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET, BEGINNING OF YEAR	562,688,930	358,449,029

CASH AND CASH EQUIVALENTS, END OF YEAR	$541,253,833	$562,688,930

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on February 14, 2017.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying consolidated financial statements were authorized for issue, TSMC and its subsidiaries (collectively as the “Company”) have not applied the following amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers

Rule No. 1050050021 issued by Financial Supervisory Commission (FSC) stipulated that starting January 1, 2017, the Company should apply the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

The amendments include additions of several accounting items and requirements for disclosures of impairment of non-financial assets as a consequence of the IFRSs endorsed by the FSC for application starting from 2017. In addition, as a result of the post implementation review of IFRSs in Taiwan, the amendments also include emphasis on certain recognition and measurement considerations and add requirements for disclosures of related party transactions and goodwill.

The amendments stipulate that other companies or institutions of which the chairman of the board of directors or president serves as the chairman of the board of directors or the president, or is the spouse or second immediate family of the chairman of the board of directors or president of the Company are deemed to have a substantive related party relationship, unless it can be demonstrated that no control, joint control, or significant influence exists. Furthermore, the amendments require the disclosure of the names of the related parties and the relationship with whom the Company has significant transaction. If the transaction or balance with a specific related party is 10% or more of the Company’s respective total transaction or balance, such transaction should be separately disclosed by the name of each related party.

The amendments also require additional disclosure if there is a significant difference between the actual operation after business combination and the expected benefits on acquisition date.

The disclosures of related party transactions and impairment of goodwill will be enhanced when the above amendments are retrospectively applied in 2017.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers. The related impact will be disclosed when the Company completes the evaluation.

b.	The IFRSs in issue and endorsed by FSC with effective date starting 2017

According to Rule No. 1050026834 issued by the FSC, the following IFRSs issued by the IASB and endorsed by the FSC should be adopted by the Company starting 2017.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 27 “Equity Method in Separate Financial Statements”	January 1, 2016
Amendment to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the Company believes that the adoption of aforementioned IFRSs with effective date starting 2017 will not have a significant effect on the Company’s accounting policies:

1)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is required to disclose the recoverable amount of an asset or a cash-generating unit only when an impairment loss on the asset has been recognized or reversed during the period. Furthermore, if the recoverable amount for which impairment loss has been recognized or reversed is fair value less costs of disposal, the Company is required to disclose the fair value hierarchy. If the fair value measurements are categorized within Level 2 or Level 3, the valuation technique and key assumptions used to measure the fair value are disclosed. The discount rate used is disclosed if such fair value less costs of disposal is measured by using present value technique. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of IFRSs with effective date starting 2017. The related impact will be disclosed when the Company completes the evaluation.

c.	The IFRSs issued by IASB but not yet endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. The FSC announced that the Company should apply IFRS 9 and IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were authorized for issue, the FSC has not announced the effective dates of other new IFRSs.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 3)

Annual Improvements to IFRSs 2014-2016 Cycle	Note 4
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note 3:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 4:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	IFRS 15, “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed by the FSC with the effective dates (collectively, “Taiwan-IFRSs”).

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries).

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		December 31, 2016	December 31, 2015	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Nanjing, China	100%	—	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	—	99.5%	a), c)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	a), d)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	—	100%	e), f)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	—	e), g)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), h)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), h)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	—	98%	a), e), g)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	100%	a), c)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	—	a), c)
VisEra Holding	VisEra Tech	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	—	87%	e), g)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.
Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary managing a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.

Note c:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance completed the liquidation procedures in April 2016. Emerging Alliance’s ownership in VTA Holdings is held directly by TSMC.
Note d:	In August 2015, TSMC Solar Ltd. (TSMC Solar) ceased its manufacturing operations. TSMC Solar and TSMC Guang Neng Investment, Ltd. (TSMC GN) were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the subsidiary of TSMC Solar, is held directly by TSMC and TSMC Solar Europe GmbH has started the liquidation procedures. TSMC Solar North America, Inc. (TSMC Solar NA), the subsidiary of TSMC Solar, completed the liquidation procedures in December 2015.
Note e:	The Company acquired OmniVision Technologies, Inc.’s (OVT’s) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. (OVT Taiwan) on November 20, 2015. As a result, the Company has obtained controls of VisEra Holding and OVT Taiwan; therefore the Company has consolidated VisEra Holding, OVT Taiwan and VisEra Tech, held directly by VisEra Holding, since November 20, 2015. Please refer to Note 33.
Note f:	OVT Taiwan that originally acquired by the Company was renamed as Chi Cherng in December 2015. Chi Cherng was incorporated into TSMC in December 2016.
Note g:	To simplify investment structure, VisEra Tech owned by VisEra Holding was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.
Note h:	ISDF and ISDF II have started the liquidation procedures.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to noncontrolling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at fair value through profit or loss (FVTPL) upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Hedge Accounting

The Company designates certain hedging instruments, which include stock forward contracts and interest rate futures contracts in respect of foreign currency risk, as fair value hedge. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately. Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged item is recognized in profit or loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Noncurrent Assets Held for Sale

Noncurrent assets or disposal groups are classified as noncurrent assets held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a noncontrolling interest in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in associates and interests in joint venture.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The operating results and assets and liabilities of associates and joint venture are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates and joint venture.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or a joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate or a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate or joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate or joint venture by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate or joint venture shall be reclassified to profit or loss on the same basis as would be required if the associate or joint venture had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate or a joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 5 to 20 years; machinery and equipment - 2 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as an obligation under finance lease.

Lease payments are apportioned between finance expense and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Guarantee Deposit

Guarantee deposit mainly consists of cash received under deposit agreements with customers to ensure they have access to the Company’s specified capacity; and as guarantee of accounts receivable to ensure payment from customers. Cash received from customers is recorded as guarantee deposit upon receipt. Guarantee deposits are refunded to customers when terms and conditions set forth in the deposit agreements have been satisfied.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1 for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to Taiwan-IFRSs. There were no stock options granted prior to but unvested at the date of transition.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus - employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint venture, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests are initially measured at the noncontrolling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date, and the resulting gain or loss is recognized in profit or loss.

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the aforementioned Company’s accounting policies, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and our management periodically reviews the adequacy of the estimation used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and future salary increase rate. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2016	December 31, 2015

Cash and deposits in banks	$536,895,344	$557,270,910
Repurchase agreements collateralized by corporate bonds	2,361,250	5,132,778
Commercial paper	1,997,239	—
Repurchase agreements collateralized by government bonds	—	285,242

	$541,253,833	$562,688,930

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2016	December 31, 2015

Financial assets

Held for trading
Forward exchange contracts	$142,406	$6,026
Cross currency swap contracts	10,976	—

	153,382	6,026

Designated as at FVTPL
Time deposit	6,297,708	—
Forward exchange contracts	22	—

	6,297,730	—

	$6,451,112	$6,026

Financial liabilities

Held for trading
Forward exchange contracts	$91,585	$72,610
Designated as at FVTPL
Forward exchange contracts	99,550	—

	$191,135	$72,610

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393,329/EUR159,400
Sell NT$/Buy JPY	January 2017	NT$7,314,841/JPY26,501,800
Sell US$/Buy EUR	January 2017	US$4,180/EUR4,000
Sell US$/Buy JPY	January 2017	US$428/JPY50,000
Sell US$/Buy NT$	January 2017 to February 2017	US$439,000/NT$14,138,202
Sell US$/Buy RMB	January 2017 to June 2017	US$421,750/RMB2,908,380

December 31, 2015

Sell US$/Buy JPY	January 2016	US$128,418/JPY15,449,355
Sell US$/Buy RMB	January 2016	US$226,000/RMB1,464,472
Sell US$/Buy NT$	January 2016 to February 2016	US$440,000/NT$14,434,179

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2016

January 2017	US$170,000/NT$5,487,600	3.98%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2016	December 31, 2015

Corporate bonds	$29,999,508	$6,267,768
Agency bonds	14,880,482	2,627,367
Corporate issued asset-backed securities	11,254,757	3,154,366
Government bonds	8,457,362	878,377
Publicly traded stocks	3,196,658	1,371,483

	$67,788,767	$14,299,361

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2016	December 31, 2015

Corporate bonds/Bank debentures	$23,849,701	$8,143,146
Commercial paper	8,628,176	—
Negotiable certificate of deposit	4,829,850	4,934,250
Structured product	1,609,950	3,000,000

	$38,917,677	$16,077,396

Current portion	$16,610,116	$9,166,523
Noncurrent portion	22,307,561	6,910,873

	$38,917,677	$16,077,396

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2016	December 31, 2015

Financial assets- current

Fair value hedges
Interest rate futures contracts	$5,550	$1,739

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

December 31, 2016

March 2017	US$	53,600

December 31, 2015

March 2016	US$	13,800

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2016	December 31, 2015

Notes and accounts receivable	$128,815,389	$85,547,926
Allowance for doubtful receivables	(480,118)	(488,251)

Notes and accounts receivable, net	$128,335,271	$85,059,675

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable. In addition, the Company has obtained guarantee to certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2016	December 31, 2015

Neither past due nor impaired	$108,411,408	$71,482,666
Past due but not impaired
Past due within 30 days	15,017,824	13,577,009
Past due 31-60 days	1,844,726	—
Past due 61-120 days	3,061,313	—

	$128,335,271	$85,059,675

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2016	$10,241	$478,010	$488,251
Provision	—	321	321
Reversal/Write-off	(8,393)	—	(8,393)
Effect of exchange rate changes	—	(61)	(61)

Balance at December 31, 2016	$1,848	$478,270	$480,118

Balance at January 1, 2015	$8,093	$478,637	$486,730
Provision	28,593	4,814	33,407
Reversal/Write-off	(29,065)	(4,737)	(33,802)
Effect of acquisition of subsidiary	1,847	—	1,847
Effect of exchange rate changes	773	(704)	69

Balance at December 31, 2015	$10,241	$478,010	$488,251

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2016	December 31, 2015

Past due over 121 days	$1,848	$10,241

12.	INVENTORIES

	December 31, 2016	December 31, 2015

Finished goods	$8,521,873	$7,974,902
Work in process	33,330,870	53,632,056
Raw materials	4,012,190	3,038,756
Supplies and spare parts	2,817,300	2,406,556

	$48,682,233	$67,052,270

Write-down of inventories to net realizable value (excluding earthquake losses) in the amount of NT$1,542,779 thousand and NT$464,361 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2016 and 2015. Please refer to related earthquake losses in Note 41.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2016	December 31, 2015

Non-publicly traded stocks	$2,944,859	$3,268,100
Mutual funds	1,157,608	722,782

	$4,102,467	$3,990,882

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stocks of Impinj, Inc. and Richwave Technology Corp. were listed in July 2016 and November 2015, respectively. Accordingly, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$ 8,806,384	$ 8,446,054	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	7,163,516	9,511,515	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,599,807	2,928,362	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,174,181	1,152,335	35%	35%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	—	2,053,562	—	12%

			$19,743,888	$24,091,828

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

In June 2015, Motech merged with Topcell Solar International Co., Ltd with exchange of shares. As a result, the Company’s percentage of ownership over Motech decreased to 18.0%. In the fourth quarter of 2015, the Company sold 29,160 thousand common shares of Motech and recognized a disposal gain of NT$202,384 thousand. After the sale, the Company’s percentage of ownership over Motech decreased to 12.0%. Motech continued to be accounted for using equity method as the Company still retained significant influence over Motech.

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. The Company included the Xintec shares held by VisEra Holding and total percentage of ownership over Xintec increased to 41.4%. To simplify investment structure, Xintec owned by VisEra Holding was transferred to TSMC in the third quarter of 2016.

In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, the Company’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, the Company sold 2,172 thousand common shares of Xintec and recognized a disposal gain of NT$43,017 thousand.

In the second quarter of 2015, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,263,539 thousand. After the sale, the Company owned approximately 28.3 % of the equity interest in VIS.

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with Taiwan-IFRSs adjusted by the Company using the equity method of accounting.

1)	VIS

	December 31, 2016	December 31, 2015

Current assets	$25,662,921	$24,800,749

Noncurrent assets	$9,501,442	$7,785,093

Current liabilities	$5,476,672	$4,262,001

Noncurrent liabilities	$804,107	$712,611

	Years Ended December 31
	2016	2015

Net revenue	$25,828,634	$23,319,721

Income from operations	$6,083,625	$4,593,430

Net income	$5,520,645	$4,139,031

Other comprehensive income (loss)	$5,592	$(61,886)

Total comprehensive income	$5,526,237	$4,077,145

Cash dividends received	$1,206,981	$1,206,414

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated balance sheets was as follows:

	December 31, 2016	December 31, 2015

Net assets	$28,883,584	$27,611,230
Percentage of ownership	28%	28%

The Company’s share of net assets of the associate	8,179,830	7,819,500
Goodwill	626,554	626,554

Carrying amount of the investment	$8,806,384	$8,446,054

2)	SSMC

	December 31, 2016	December 31, 2015

Current assets	$14,585,150	$20,078,179

Noncurrent assets	$5,360,076	$6,144,263

Current liabilities	$1,746,602	$1,954,057

Noncurrent liabilities	$286,340	$303,217

	Years Ended December 31
	2016	2015

Net revenue	$14,045,927	$15,026,016

Income from operations	$4,921,735	$5,802,261

Net income	$4,918,140	$5,904,586

Total comprehensive income	$4,918,140	$5,904,586

Cash dividends received	$4,076,170	$1,556,592

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated balance sheets was as follows:

	December 31, 2016	December 31, 2015

Net assets	$17,912,284	$23,965,168
Percentage of ownership	39%	39%

The Company’s share of net assets of the associate	6,948,175	9,296,089
Goodwill	213,984	213,984
Other adjustments	1,357	1,442

Carrying amount of the investment	$7,163,516	$9,511,515

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2016	2015

The Company’s share of profits (losses) of associates	$23,140	$(171,358)

The Company’s share of other comprehensive income (loss) of associates	$(5,244)	$7,880

The Company’s share of total comprehensive income (loss) of associates	$17,896	$(163,478)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2016	December 31, 2015

VIS	$26,089,360	$19,868,766

GUC	$3,664,997	$3,081,399

Xintec	$3,622,227	$3,605,534

Motech		$2,636,054

b.	Investments in joint venture

The Company and OVT entered into a joint agreement to invest in VisEra Holding. The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 33 for related disclosures.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	9,113,314	156,874,203	4,584,087	—	195,255,966	365,827,570
Disposals or retirements	—	(13,372)	(3,094,143)	(469,235)	—	—	(3,576,750)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(18,099)	(1,497,332)	(4,401,920)	(92,374)	—	(167,839)	(6,177,564)

Balance at December 31, 2016	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$—	$387,199,675	$2,773,250,825

Accumulated depreciation

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	29,440	17,540,470	198,189,423	4,325,665	—	—	220,084,998
Disposals or retirements	—	(7,326)	(3,049,502)	(468,401)	—	—	(3,525,229)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(10,780)	(1,094,222)	(3,620,067)	(68,739)	—	—	(4,793,808)

Balance at December 31, 2016	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$—	$1,775,473,138

Carrying amounts at December 31, 2016	$3,524,447	$130,055,397	$465,490,235	$11,507,933	$—	$387,199,675	$997,777,687

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2015	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587
Additions	—	26,960,460	142,090,400	3,428,660	—	82,595,294	255,074,814
Disposals or retirements	—	(74,941)	(5,923,022)	(1,170,037)	—	—	(7,168,000)
Lease agreement modification	—	—	—	—	(824,129)	—	(824,129)
Effect of acquisition of subsidiary	—	624,731	1,402,023	447,906	—	176,549	2,651,209
Effect of exchange rate changes	30,606	127,764	1,749,976	32,685	(9,912)	4,969	1,936,088

Balance at December 31, 2015	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569

Accumulated depreciation and impairment

Balance at January 1, 2015	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786
Additions	28,935	16,312,589	199,184,992	3,751,643	25,210	—	219,303,369
Disposals or retirements	—	(74,075)	(5,585,441)	(1,125,191)	—	—	(6,784,707)
Lease agreement modification	—	—	—	—	(460,380)	—	(460,380)
Impairment	—	278,057	2,256,785	10,742	—	—	2,545,584
Effect of exchange rate changes	18,110	147,671	1,612,917	20,941	(5,114)	—	1,794,525

Balance at December 31, 2015	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177

Carrying amounts at December 31, 2015	$3,561,206	$138,891,709	$507,631,949	$11,273,980	$—	$192,111,548	$853,470,392

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2015, the Company recognized an impairment loss of NT$259,568 thousand under foundry segment since the carrying amount of some of property, plant and equipment was expected to be unrecoverable. Such impairment loss was included in other operating income and expenses.

In August 2015, TSMC Solar ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286,016 thousand since the carrying amounts of certain machinery and equipment, office equipment and mechanical and electrical power equipment were not expected to be recoverable. Such impairment loss was included in other operating income and expenses.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$430,041 thousand from the modification. Such gain was included in other operating income and expenses.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	1,091,261	2,788,512	519,289	4,399,062
Retirements	—	—	(5,273)	—	(5,273)
Effect of exchange rate changes	(96,809)	442	(14,072)	(11,880)	(122,319)

Balance at December 31, 2016	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Accumulated amortization

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	1,367,370	1,730,834	645,202	3,743,406
Retirements	—	—	(5,273)	—	(5,273)
Effect of exchange rate changes	—	442	(12,799)	(3,272)	(15,629)

Balance at December 31, 2016	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166

Carrying amounts at December 31, 2016	$6,007,975	$3,398,807	$4,099,167	$1,108,897	$14,614,846

Cost

Balance at January 1, 2015	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719
Additions	—	2,112,572	867,774	587,754	3,568,100
Retirements	—	—	(101,377)	—	(101,377)
Effect of acquisition of subsidiary	52,669	—	12,111	—	64,780
Effect of exchange rate changes	163,302	(8,521)	(1,178)	(1,283)	152,320

Balance at December 31, 2015	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542

Accumulated amortization and impairment

Balance at January 1, 2015	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209
Additions	—	950,867	1,672,627	578,706	3,202,200
Retirements	—	—	(101,377)	—	(101,377)
Impairment	—	58,130	384	—	58,514
Effect of exchange rate changes	—	(8,521)	(1,114)	(249)	(9,884)

Balance at December 31, 2015	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662

Carrying amounts at December 31, 2015	$6,104,784	$3,674,916	$3,042,762	$1,243,418	$14,065,880

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for both December 31, 2016 and 2015 to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2016 and 2015, the Company did not recognize any impairment loss on goodwill.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58,514 thousand in the third quarter of 2015 since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses.

17.	OTHER ASSETS

	December 31, 2016	December 31, 2015

Tax receivable	$2,325,825	$2,026,509
Prepaid expenses	1,007,026	1,457,044
Net Input VAT	333,140	—
Long-term receivable	—	360,000
Others	1,219,863	1,118,492

	$4,885,854	$4,962,045

Current portion	$3,385,422	$3,533,369
Noncurrent portion	1,500,432	1,428,676

	$4,885,854	$4,962,045

18.	SHORT-TERM LOANS

	December 31, 2016	December 31, 2015

Unsecured loans
Amount	$57,958,200	$39,474,000

Original loan content
US$ (in thousands)	$1,800,000	$1,200,000
Annual interest rate	0.87%-1.07%	0.50%-0.77%
Maturity date	Due by January 2017	Due by February 2016

19.	PROVISIONS

	December 31, 2016	December 31, 2015

Sales returns and allowances	$18,037,789	$10,163,536
Warranties	28,187	46,304

	$18,065,976	$10,209,840

Current portion	$18,037,789	$10,163,536
Noncurrent portion (classified under other noncurrent liabilities)	28,187	46,304

	$18,065,976	$10,209,840

	Sales Returns and Allowances	Warranties	Total

Year ended December 31, 2016

Balance, beginning of year	$10,163,536	$46,304	$10,209,840
Provision (Reversal)	36,519,312	(13,629)	36,505,683
Payment	(28,569,318)	(4,488)	(28,573,806)
Effect of exchange rate changes	(75,741)	—	(75,741)

Balance, end of year	$18,037,789	$28,187	$18,065,976

Year ended December 31, 2015

Balance, beginning of year	$10,445,452	$19,828	$10,465,280
Provision	17,723,154	41,831	17,764,985
Payment	(18,133,061)	(14,698)	(18,147,759)
Effect of acquisition of subsidiary	126,049	—	126,049
Effect of exchange rate changes	1,942	(657)	1,285

Balance, end of year	$10,163,536	$46,304	$10,209,840

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

20.	BONDS PAYABLE

	December 31, 2016	December 31, 2015

Domestic unsecured bonds	$154,200,000	$166,200,000
Overseas unsecured bonds	37,028,850	49,342,500

	191,228,850	215,542,500
Less: Discounts on bonds payable	(35,293)	(67,306)
Less: Current portion	(38,100,000)	(23,510,112)

	$153,093,557	$191,965,082

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above
	B	January 2012 to January 2019	7,000,000	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200,000	1.23%	The same as above
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000,000	1.34%	The same as above
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-4	C	September 2013 to March 2019	$1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Mutual-Pak, TSMC Solar and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,164,900 thousand and NT$2,003,534 thousand in the consolidated statements of comprehensive income for the years ended December 31, 2016 and 2015, respectively.

b.	Defined benefit plans

TSMC and TSMC Solar have defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in the consolidated statements of comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2016	2015

Current service cost	$132,786	$134,541
Net interest expense	139,355	144,389

Components of defined benefit costs recognized in profit or loss	272,141	278,930

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	45,721	(13,707)
Actuarial loss arising from experience adjustments	38,195	297,077
Actuarial loss arising from changes in financial assumptions	694,632	544,333
Actuarial loss arising from changes in demographic assumptions	278,672	—

Components of defined benefit costs recognized in other comprehensive income	1,057,220	827,703

Total	$1,329,361	$1,106,633

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2016	2015

Cost of revenue	$176,977	$189,523
Research and development expenses	73,395	81,333
General and administrative expenses	17,367	3,102
Marketing expenses	4,402	4,972

	$272,141	$278,930

The amounts arising from the defined benefit obligation of the Company in the consolidated balance sheets were as follows:

	December 31, 2016	December 31, 2015

Present value of defined benefit obligation	$12,480,480	$11,318,174
Fair value of plan assets	(3,929,072)	(3,870,148)

Net defined benefit liability	$8,551,408	$7,448,026

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2016	2015

Balance, beginning of year	$11,318,174	$10,265,284
Current service cost	132,786	134,541
Interest expense	212,909	228,444
Remeasurement losses:
Actuarial loss arising from experience adjustments	38,195	297,077
Actuarial loss arising from changes in financial assumptions	694,632	544,333
Actuarial loss arising from changes in demographic assumptions	278,672	—
Benefits paid from plan assets	(194,888)	(146,136)
Benefits paid directly by the Company	—	(5,369)

Balance, end of year	$12,480,480	$11,318,174

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2016	2015

Balance, beginning of year	$3,870,148	$3,697,502
Interest income	73,554	84,055
Remeasurement gains (losses):
Return on plan assets (excluding amounts included in net interest expense)	(45,721)	13,707
Contributions from employer	225,979	221,020
Benefits paid from plan assets	(194,888)	(146,136)

Balance, end of year	$3,929,072	$3,870,148

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2016	December 31, 2015

Cash	$818,426	$690,821
Equity instruments	1,852,950	2,070,142
Debt instruments	1,257,696	1,109,185

	$3,929,072	$3,870,148

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2016	December 31, 2015

Discount rate	1.50%	1.90%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$970,282 thousand and NT$844,058 thousand as of December 31, 2016 and 2015, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$951,424 thousand and NT$830,699 thousand as of December 31, 2016 and 2015, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

The Company expects to make contributions of NT$232,759 thousand to the defined benefit plans in the next year starting from December 31, 2016. The weighted average duration of the defined benefit obligation is 14 years.

22.	GUARANTEE DEPOSITS

	December 31, 2016	December 31, 2015

Capacity guarantee	$20,929,350	$27,549,563
Receivables guarantee	5,559,960	—
Others	181,312	183,051

	$26,670,622	$27,732,614

(Continued)

	December 31, 2016	December 31, 2015

Current portion (classified under accrued expenses and other current liabilities)	$12,000,189	$6,167,813
Noncurrent portion	14,670,433	21,564,801

	$26,670,622	$27,732,614

(Concluded)

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

23.	EQUITY

a.	Capital stock

	December 31, 2016	December 31, 2015

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2016, 1,072,194 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,360,968 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2016	December 31, 2015

Additional paid-in capital	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From share of changes in equities of subsidiaries	107,798	100,761
From share of changes in equities of associates and joint venture	282,155	317,103
Donations	55	55

	$56,272,304	$56,300,215

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries, associates and joint venture may be used to offset a deficit.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on profits distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 32.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2015 and 2014 earnings have been approved by TSMC’s shareholders in its meetings held on June 7, 2016 and on June 9, 2015, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2015	Year 2014	Year 2015	Year 2014

Legal capital reserve	$30,657,384	$26,389,879
Cash dividends to shareholders	155,582,283	116,683,481	$6.0	$4.5

	$186,239,667	$143,073,360

TSMC’s appropriations of earnings for 2016 had been approved in the meeting of the Board of Directors held on February 14, 2017. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2016

Legal capital reserve	$33,424,718
Cash dividends to shareholders	181,512,663	$7.0

	$214,937,381

The appropriations of earnings for 2016 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 8, 2017 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(9,409,190)	—	—	(9,409,190)
Other comprehensive income reclassified to profit or loss upon liquidation of subsidiaries	36,105	—	—	36,105
Changes in fair value of available-for-sale financial assets	—	(696,240)	—	(696,240)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	4,071	—	4,071
Share of other comprehensive income (loss) of associates and joint venture	(915)	24,684	712	24,481
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	(61,176)	—	(61,176)

Balance, end of year	$1,661,237	$2,641	$105	$1,663,983

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	8,061,882	—	—	8,061,882
Other comprehensive income/losses reclassified to profit or loss upon liquidation of subsidiaries	138,087	—	—	138,087
Changes in fair value of available-for-sale financial assets	—	(5,543)	—	(5,543)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,595,413)	(20,475,233)	—	(22,070,646)
Share of other comprehensive income of associates and joint venture	(60,642)	(17,996)	(313)	(78,951)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	(6,078)	2,051	11	(4,016)
Income tax effect	—	(15,991)	—	(15,991)

Balance, end of year	$11,039,949	$734,771	$(607)	$11,774,113

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

24.	SHARE-BASED PAYMENT

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the Securities and Futures Bureau on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of stock options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each stock option eligible to subscribe for one common share of TSMC when exercised. The stock options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of TSMC’s common shares quoted on the TWSE on the grant date.

The Company did not issue employee stock option plans for years ended December 31, 2016 and 2015. Information about the TSMC’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2015

Balance, beginning of year	718	$47.2
Options exercised	(718)	47.2

Balance, end of year	—	—

Balance exercisable, end of year	—	—

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

25.	NET REVENUE

	Years Ended December 31
	2016	2015

Net revenue from sale of goods	$947,415,900	$842,997,542
Net revenue from royalties	522,444	499,826

	$947,938,344	$843,497,368

26.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2016	2015

Gain on disposal of property, plant and equipment	$46,548	$433,559
Impairment loss on property, plant and equipment	—	(2,545,584)
Gain from lease agreement modification	—	430,041
Others	(16,735)	(198,634)

	$29,813	$(1,880,618)

27.	OTHER INCOME

	Years Ended December 31
	2016	2015

Interest income
Bank deposits	$4,892,652	$3,928,030
Available-for-sale financial assets	816,185	35,811
Held-to-maturity financial assets	383,261	76,818
Structured product	225,402	88,657

	6,317,500	4,129,316
Dividend income	137,401	621,513

	$6,454,901	$4,750,829

28.	FINANCE COSTS

	Years Ended December 31
	2016	2015

Interest expense
Corporate bonds	$3,014,753	$3,103,702
Bank loans	291,178	74,664
Finance leases	—	11,666
Others	222	299

	$3,306,153	$3,190,331

29.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2016	2015

Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$(4,014)	$22,070,736
Financial assets carried at cost	37,241	87,193
Gain (loss) on disposal of investments accounted for using equity method, net	(259,960)	2,507,707
Other gains	176,734	189,330
Net gain (loss) on financial instruments at FVTPL
Held for trading	467,051	(1,769,253)
Designated as at FVTPL	(37,369)	—
Fair value hedges
Gain (loss) from hedging instruments	12,725	(134,112)
Gain (loss) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	4,248	(305,619)
Impairment loss of financial assets
Financial assets carried at cost	(122,240)	(154,721)
Loss from liquidation of subsidiaries	(36,105)	(138,243)
Other losses	(42,379)	(145,954)

	$195,932	$22,207,064

30.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2016	2015

Current income tax expense
Current tax expense recognized in the current year	$54,315,433	$45,857,504
Income tax adjustments on prior years	(1,041,762)	(992,995)
Other income tax adjustments	122,461	247,835

	53,396,132	45,112,344

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(1,775,023)	(1,542,786)
Investment tax credits and operating loss carryforward	35	303,186

	(1,774,988)	(1,239,600)

Income tax expense recognized in profit or loss	$51,621,144	$43,872,744

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2016	2015

Income before tax	$385,959,380	$350,428,911

Income tax expense at the statutory rate	$66,945,088	$60,666,157
Tax effect of adjusting items:
Deductible items in determining taxable income	(51,324)	(6,332,097)
Tax-exempt income	(19,594,962)	(22,144,303)
Additional income tax under the Alternative Minimum Tax Act	—	6,041,603
Additional income tax on unappropriated earnings	11,957,213	12,103,356
The origination and reversal of temporary differences	(1,775,023)	(1,542,786)
Income tax credits	(4,940,147)	(4,243,661)
Remeasurement of operating loss carryforward	(400)	69,635

	52,540,445	44,617,904
Income tax adjustments on prior years	(1,041,762)	(992,995)
Other income tax adjustments	122,461	247,835

Income tax expense recognized in profit or loss	$51,621,144	$43,872,744

For the years ended December 31, 2016 and 2015, the Company applied a tax rate of 17% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2016	2015

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$126,867	$99,326
Related to unrealized gain/loss on available-for-sale financial assets	(61,176)	(15,991)

	$65,691	$83,335

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the consolidated balance sheets was as follows:

	December 31, 2016	December 31, 2015

Deferred income tax assets

Temporary differences
Depreciation	$4,244,214	$2,852,961
Provision for sales returns and allowance	1,512,061	1,141,511
Net defined benefit liability	939,543	895,486
Unrealized loss on inventories	737,247	622,741
Deferred compensation cost	378,740	316,283
Goodwill from business combination	—	10,025
Others	445,133	531,449
Operating loss carryforward	14,483	14,518

	$8,271,421	$6,384,974

Deferred income tax liabilities

Temporary differences
Available-for-sale financial assets	$(92,447)	$(31,271)
Unrealized exchange gains	(48,736)	—

	$(141,183)	$(31,271)

	Year Ended December 31, 2016
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$2,852,961	$1,437,648	$—	$(46,395)	$4,244,214
Provision for sales returns and allowance	1,141,511	371,410	—	(860)	1,512,061
Net defined benefit liability	895,486	(82,810)	126,867	—	939,543
Unrealized loss on inventories	622,741	115,490	—	(984)	737,247
Deferred compensation cost	316,283	69,311	—	(6,854)	378,740
Goodwill from business combination	10,025	(9,836)	—	(189)	—
Others	531,449	(77,454)	—	(8,862)	445,133
Operating loss carryforward	14,518	(35)	—	—	14,483

	$6,384,974	$1,823,724	$126,867	$(64,144)	$8,271,421

(Continued)

		Year Ended December 31, 2016
			Recognized in
		Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax liabilities

Temporary differences
Available-for-sale financial assets		$(31,271)	$—	$(61,176)	$—	$(92,447)
Unrealized exchange gains		—	(48,736)	—	—	(48,736)

		$(31,271)	$(48,736)	$(61,176)	$—	$(141,183)

						(Concluded)
	Year Ended December 31, 2015
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Acquisition of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$1,011,065	$1,808,736	$—	$11,899	$21,261	$2,852,961
Provision for sales returns and allowance	1,230,752	(104,428)	—	13,815	1,372	1,141,511
Net defined benefit liability	787,391	8,769	99,326	—	—	895,486
Unrealized loss on inventories	591,871	25,088	—	4,081	1,701	622,741
Deferred compensation cost	255,621	49,348	—	—	11,314	316,283
Goodwill from business combination	195,453	(185,799)	—	—	371	10,025
Others	749,678	(243,398)	—	148	25,021	531,449
Operating loss carryforward	316,951	(303,186)	—	—	753	14,518

	$5,138,782	$1,055,130	$99,326	$29,943	$61,793	$6,384,974

Deferred income tax liabilities

Temporary differences
Available-for-sale financial assets	$(15,280)	$—	$(15,991)	$—	$—	$(31,271)
Unrealized exchange gains	(184,470)	184,470	—	—	—	—

	$(199,750)	$184,470	$(15,991)	$—	$—	$(31,271)

d.	The investment operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated financial statements

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2016	December 31, 2015

Expiry period
1 - 4 years	$136,703	$85,402
5 - 10 years	41,389	97,831

	$178,092	$183,233

As of December 31, 2016 and 2015, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$1,919,784 thousand and NT$1,972,286 thousand, respectively.

e.	Unused operating loss carryforward and tax-exemption information

As of December 31, 2016, operating loss carryforward of Mutual-Pak consisted of the following:

Remaining Creditable Amount

Expiry period
1 - 4 years	$136,703
5 - 10 years	126,585

$263,288

As of December 31, 2016, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2016 and 2015, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$83,181,401 thousand and NT$80,919,309 thousand, respectively.

g.	Integrated income tax information

	December 31, 2016	December 31, 2015

Balance of the Imputation
Credit Account - TSMC	$82,072,562	$59,973,516

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2016 and 2015 were 13.94% and 12.57%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the R.O.C. will be half of the original creditable ratio according to the revised Article 66 - 6 of the R.O.C. Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2013. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

31.	EARNINGS PER SHARE

	Years Ended December 31
	2016	2015

Basic EPS	$12.89	$11.82

Diluted EPS	$12.89	$11.82

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$334,247,180	25,930,380	$12.89

Year ended December 31, 2015

Basic EPS
Net income available to common shareholders of the parent	$306,573,837	25,930,288	$11.82

Effect of dilutive potential common shares	—	92

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$306,573,837	25,930,380	$11.82

32.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2016	2015

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$203,476,848	$204,126,243
Recognized in operating expenses	16,583,067	15,152,174
Recognized in other operating income and expenses	25,083	24,952

	$220,084,998	$219,303,369

b. Amortization of intangible assets

Recognized in cost of revenue	$2,028,492	$1,642,051
Recognized in operating expenses	1,714,914	1,560,149

	$3,743,406	$3,202,200

c. Research and development costs expensed as incurred	$71,207,703	$65,544,579

	Years Ended December 31
	2016	2015

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$2,164,900	$2,003,534
Defined benefit plans	272,141	278,930

	2,437,041	2,282,464
Other employee benefits	97,248,082	89,322,946

	$99,685,123	$91,605,410

Employee benefits expense summarized by function
Recognized in cost of revenue	$58,493,500	$52,983,173
Recognized in operating expenses	41,191,623	38,622,237

	$99,685,123	$91,605,410

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively. Prior to the amendments, TSMC’s Articles of Incorporation provided that, when allocating the net profits for each fiscal year, TSMC shall first set aside legal capital reserve and special capital reserve, then set aside not more than 0.3% of the balance as compensation to directors and not less than 1% as profit sharing bonus to employees, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$22,418,339 thousand and NT$20,556,888 thousand for the years ended December 31, 2016 and 2015, respectively; Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of TSMC held on February 14, 2017 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2015.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, had been approved by the shareholders in its meetings held on June 9, 2015. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2014.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

33.	CONSOLIDATION OF SUBSIDIARY

Due to a Chinese consortium’s acquisition of OVT, major shareholders of VisEra Holding and OVT Taiwan, the Company acquired OVT’s 49.1% ownership in VisEra Holding and 100% ownership in OVT Taiwan on November 20, 2015. The related information is as follows:

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	November 20, 2015	49.1	$3,536,119

OVT Taiwan	Investment activities	November 20, 2015	100	$394,674

b.	Considerations transferred

	VisEra Holding	OVT Taiwan

Cash	$3,536,119	$394,674

c.	Assets acquired and liabilities assumed at the date of acquisition

	VisEra Holding	OVT Taiwan

Current assets
Cash and cash equivalents	$3,858,482	$20,710
Accounts receivable	511,999	—
Inventories	59,050	—
Other financial assets	706,500	373,813
Other current assets	26,441	155
Noncurrent assets
Investments accounted for using equity method	721,641	—
Property, plant and equipment	2,651,209	—
Intangible assets	12,111	—
Deferred income tax assets	29,943	—
Refundable deposits	15,611	—

	8,592,987	394,678

Current liabilities
Financial liabilities at fair value through profit or loss	975	—
Accounts payable	87,480	—
Salary and bonus payable	183,090	—

(Continued)

	VisEra Holding	OVT Taiwan

Accrued profit sharing bonus to employees and compensation to directors and supervisors	$45,819	$4
Payables to contractors and equipment suppliers	132,305	—
Income tax payable	47,860	—
Provisions	126,049	—
Accrued expenses and other current liabilities	102,851	—
Noncurrent liabilities
Guarantee deposits	1,279	—

	727,708	4

Net assets	$7,865,279	$394,674

(Concluded)

d.	Goodwill arising on acquisition

VisEra Holding
Consideration transferred	$3,536,119
Fair value of investments previously owned	3,458,146
Less: Fair value of identifiable net assets acquired	(7,865,279)
Noncontrolling interests	923,683

Goodwill arising on acquisition	$52,669

e.	Net cash outflow on acquisition of subsidiaries

	VisEra Holding	OVT Taiwan

Consideration paid in cash	$3,536,119	$394,674
Less: Cash and cash equivalent balances acquired	(3,858,482)	(20,710)

	$(322,363)	$373,964

f.	Impact of acquisitions on the results of the Company

The results of VisEra Holding since the acquisition date included in the consolidated statements of comprehensive income for the year ended December 31, 2015 were as follows:

VisEra Holding
Net revenue	$254,319

Net income	$16,264

Had the business combination of VisEra Holding been in effect on January 1, 2015, the Company’s net revenue and net income for the year ended December 31, 2015 would have been NT$846,401,819 thousand and NT$306,687,674 thousand, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results. The aforementioned pro-forma net revenue and net income were calculated based on the fair value of assets acquired and liabilities assumed at the date of acquisition.

34.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC GN to Epistar Corporation. The transaction was completed in February 2015.

a.	Consideration received from the disposal

Total consideration received	$825,000
Expenditure associated with consideration received	(142,475)

Net consideration received	$682,525

b.	Analysis of assets and liabilities over which the control was lost

Assets
Cash and cash equivalents	$81,478
Inventories	28,519
Other current assets	91,331
Property, plant and equipment	643,699
Intangible assets	47,373
Others	51,808

944,208

Liabilities
Salary and bonus payable	38,151
Accrued expenses and other current liabilities	68,132
Net defined benefit liability	35,845
Others	76,915

219,043

Net assets disposed of	$725,165

c.	Gain/loss on disposal of subsidiary

Net consideration received	$682,525
Net assets disposed of	(725,165)
Noncontrolling interests	42,640

Gain/loss on disposal of subsidiary	$—

d.	Net cash inflow arising from disposal of subsidiary

Net consideration received	$682,525
Less: Balance of cash and cash equivalents disposed of	81,478

$601,047

35.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2016	December 31, 2015

Financial assets
FVTPL
Held for trading	$153,382	$6,026
Designated as at FVTPL	6,297,730	—
Available-for-sale financial assets (Note)	71,891,234	18,290,243
Held-to-maturity financial assets	38,917,677	16,077,396
Derivative financial instruments in designated hedge accounting relationships	5,550	1,739
Loans and receivables
Cash and cash equivalents	541,253,833	562,688,930
Notes and accounts receivable (including related parties)	129,304,830	85,565,397
Other receivables	2,626,401	4,790,376
Refundable deposits	407,874	430,802

	$790,858,511	$687,850,909

Financial liabilities
FVTPL
Held for trading	$91,585	$72,610
Designated as at FVTPL	99,550	—
Amortized cost
Short-term loans	57,958,200	39,474,000
Accounts payable (including related parties)	27,324,525	19,725,274
Payables to contractors and equipment suppliers	63,154,514	26,012,192
Accrued expenses and other current liabilities	20,713,259	18,900,123
Bonds payable (including long-term liabilities-current portion)	191,193,557	215,475,194
Long-term bank loans (including long-term liabilities-current portion)	31,460	40,000
Other long-term payables (classified under accrued expenses and other current liabilities)	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	26,670,622	27,732,614

	$387,237,272	$347,450,007

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2016 and 2015 would have decreased by NT$111,347 thousand and NT$902,083 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates and from fixed income securities. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$261 thousand and NT$332 thousand for the years ended December 31, 2016 and 2015, respectively.

The Company classified fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. To manage its exposure to the fair value fluctuations, the Company enters into interest rate futures contract to hedge against price risk caused by changes in risk-free interest rates in the Company’s investments in available-for-sale fixed income securities.

Assuming a hypothetical increase of 100 basis point (1%) in interest rates of available-for-sale fixed income securities at the end of the reporting period, the net income for the years ended December 31, 2016 and 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2016 and 2015 would have decreased by NT$1,600,929 thousand and NT$271,547 thousand, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2016 and 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2016 and 2015 would have decreased by NT$342,565 thousand and NT$259,996 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2016 and 2015, the Company’s ten largest customers accounted for 74% and 68% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2016

Non-derivative financial liabilities

Short-term loans	$57,974,562	$—	$—	$—	$57,974,562
Accounts payable (including related parties)	27,324,525	—	—	—	27,324,525
Payables to contractors and equipment suppliers	63,154,514	—	—	—	63,154,514
Accrued expenses and other current liabilities	20,713,259	—	—	—	20,713,259
Bonds payable	40,669,468	99,161,486	35,340,742	22,979,426	198,151,122
Long-term bank loans	10,543	20,116	2,423	—	33,082
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	12,000,189	13,060,483	1,609,950	—	26,670,622

	221,847,060	112,242,085	36,953,115	22,979,426	394,021,686

Derivative financial instruments

Forward exchange contracts
Outflows	40,571,841	—	—	—	40,571,841
Inflows	(40,586,344)	—	—	—	(40,586,344)

	(14,503)	—	—	—	(14,503)

Cross currency swap contracts
Outflows	5,478,066	—	—	—	5,478,066
Inflows	(5,487,600)	—	—	—	(5,487,600)

	(9,534)	—	—	—	(9,534)

	$221,823,023	$112,242,085	$36,953,115	$22,979,426	$393,997,649

December 31, 2015

Non-derivative financial liabilities

Short-term loans	$39,488,957	$—	$—	$—	$39,488,957
Accounts payable (including related parties)	19,725,274	—	—	—	19,725,274
Payables to contractors and equipment suppliers	26,012,192	—	—	—	26,012,192
Accrued expenses and other current liabilities	18,900,123	—	—	—	18,900,123
Bonds payable	26,494,990	104,462,371	68,378,787	25,981,316	225,317,464
Long-term bank loans	8,800	21,540	12,741	—	43,081
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167,813	13,341,051	8,223,750	—	27,732,614

	136,816,149	117,824,962	76,615,278	25,981,316	357,237,705

Derivative financial instruments

Forward exchange contracts
Outflows	23,192,477	—	—	—	23,192,477
Inflows	(23,135,579)	—	—	—	(23,135,579)

	56,898	—	—	—	56,898

	$136,873,047	$117,824,962	$76,615,278	$25,981,316	$357,294,603

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$142,406	$—	$142,406
Cross currency swap contracts	—	10,976	—	10,976
Designated as at FVTPL
Time deposit	—	6,297,708	—	6,297,708
Forward exchange contracts	—	22	—	22

	$—	$6,451,112	$—	$6,451,112

Available-for-sale financial assets

Corporate bonds	$29,999,508	$—	$—	$29,999,508
Agency bonds	14,880,482	—	—	14,880,482
Corporate issued asset-backed securities	—	11,254,757	—	11,254,757
Government bonds	8,457,362	—	—	8,457,362
Publicly traded stocks	3,196,658	—	—	3,196,658

	$56,534,010	$11,254,757	$—	$67,788,767

Hedging derivative financial assets

Interest rate futures contracts	$5,550	$—	$—	$5,550

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$91,585	$—	$91,585
Designated as at FVTPL
Forward exchange contracts	—	99,550	—	99,550

	$—	$191,135	$—	$191,135

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$6,026	$—	$6,026

Available-for-sale financial assets

Corporate bonds	$6,267,768	$—	$—	$6,267,768
Corporate issued asset-backed securities	—	3,154,366	—	3,154,366
Agency bonds	2,627,367	—	—	2,627,367
Publicly traded stocks	1,371,483	—	—	1,371,483
Government bonds	878,377	—	—	878,377

	$11,144,995	$3,154,366	$—	$14,299,361

Hedging derivative financial assets

Interest rate futures contracts	$1,739	$—	$—	$1,739

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$72,610	$—	$72,610

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2016 and 2015, respectively.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2016 and 2015, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes interest rate futures contracts, publicly traded stocks, money market funds, government bonds, agency bonds and corporate bonds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts. For investments in corporate issued asset-backed securities and time deposit, the fair value are determined using quoted market prices or the present value of future cash flows based on the observable yield curves.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the consolidated financial statements approximate their fair values.

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$23,849,701	$23,996,429	$8,143,146	$8,146,756
Commercial paper	8,628,176	8,630,769	—	—
Negotiable certificate of deposit	4,829,850	4,847,785	4,934,250	4,945,878
Structured product	1,609,950	1,609,738	3,000,000	2,995,731

Financial liabilities

Measured at amortized cost
Bonds payable	191,193,557	192,845,296	215,475,194	216,223,736

Fair value hierarchy

The table below sets out the balances for the Company’s assets and liabilities that are not measured at fair value but for which the fair value is disclosed:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$23,996,429	$—	$—	$23,996,429
Commercial paper	—	8,630,769	—	8,630,769
Negotiable certificate of deposit	—	4,847,785	—	4,847,785
Structured product	—	1,609,738	—	1,609,738

	$23,996,429	$15,088,292	$—	$39,084,721

Liabilities

Measured at amortized cost
Bonds payable	$192,845,296	$—	$—	$192,845,296

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$8,146,756	$—	$—	$8,146,756
Negotiable certificate of deposit	—	4,945,878	—	4,945,878
Structured product	—	2,995,731	—	2,995,731

	$8,146,756	$7,941,609	$—	$16,088,365

Liabilities

Measured at amortized cost
Bonds payable	$216,223,736	$—	$—	$216,223,736

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in commercial paper, negotiable certificate of deposit and structured product, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Net revenue

		Years Ended December 31
		2016	2015

Item	Related Party Categories

Net revenue from sale of goods	Associates	$5,929,141	$4,253,961
	Joint venture	—	1,206

		$5,929,141	$4,255,167

Net revenue from royalties	Associates	$516,749	$489,420

b.	Purchases

	Years Ended December 31
	2016	2015

Related Party Categories

Associates	$10,108,210	$11,126,415

c.	Receivables from related parties

		December 31, 2016	December 31, 2015

Item	Related Party Categories

Receivables from related parties	Associates	$969,559	$505,722

Other receivables from related parties	Associates	$146,788	$125,018

d.	Payables to related parties

		December 31, 2016	December 31, 2015

Item	Related Party Categories

Payables to related parties	Associates	$1,262,174	$1,149,988

e.	Acquisition of property, plant and equipment

	Acquisition Price
	Years Ended December 31
	2016	2015

Related Party Categories

Associates	$—	$26,207

f.	Others

		Years Ended December 31
		2016	2015

Item	Related Party Categories

Manufacturing expenses	Associates	$1,389,164	$2,321,858
	Joint venture	—	12,819

		$1,389,164	$2,334,677

Research and development expenses	Associates	$161,735	$142,833
	Joint venture	—	1,398

		$161,735	$144,231

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment, factory and office from Xintec and VIS. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly or monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2016 and 2015 were as follows:

	Years Ended December 31
	2016	2015

Short-term employee benefits	$2,023,971	$1,883,013
Post-employment benefits	3,992	10,926

	$2,027,963	$1,893,939

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2016 and 2015, the aforementioned other financial assets amounted to NT$185,698 thousand and NT$177,229 thousand, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, office premises and certain office equipment. These operating leases expire between January 2017 and June 2066 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2016	2015

Minimum lease payments	$1,135,735	$995,983

Future minimum lease payments under the above non-cancellable operating leases are as follows:
	December 31, 2016	December 31, 2015

Not later than 1 year	$1,321,546	$1,099,017
Later than 1 year and not later than 5 years	3,677,432	3,635,180
Later than 5 years	6,623,957	6,921,891

	$11,622,935	$11,656,088

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2016, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2016.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC and TSMC North America, dismissing all of Keranos’s claims against TSMC and TSMC North America with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. In January 2017, the Texas court dismissed all of Keranos’s claims against TSMC and TSMC North America with prejudice, and dismissed TSMC’s and TSMC North America’s counterclaims without prejudice. The case is over as to TSMC and TSMC North America.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. In February 2017, the Court dismissed all of Ziptronix’s claims against TSMC and TSMC North America with prejudice.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of December 31, 2016, TSMC has paid EUR228,603 thousand to ASML under the research and development funding agreement.

f.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. In April 2016, the District Court litigation between the parties and the related Federal Circuit appeal were dismissed, and the appeal proceeding of the PTAB’s decision is also over as to TSMC.

g.	Amounts available under unused letters of credit as of December 31, 2016 and 2015 were NT$122,356 thousand and NT$144,738 thousand, respectively.

41.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized related earthquake losses of NT$2,492,138 thousand, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue.

42.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

December 31, 2016

Financial assets

Monetary items
USD	$5,042,715	32.199	$162,370,381
EUR	19,556	34.30	670,767
JPY	37,024,347	0.2775	10,274,256
Non-monetary items
HKD	257,056	4.15	1,066,780

Financial liabilities

Monetary items
USD	4,000,930	32.199	128,825,952
EUR	183,922	34.30	6,308,513
JPY	61,062,114	0.2775	16,944,737

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2015

Financial assets

Monetary items
USD	$3,089,634	32.895		$101,633,497
USD	251,824	6.494	(Note 2)	8,283,759
EUR	43,933	36.00		1,581,571
JPY	9,717,089	0.2733		2,655,680
Non-monetary items
HKD	166,727	4.24		706,924

Financial liabilities

Monetary items
USD	2,952,404	32.895		97,119,331
EUR	44,174	36.00		1,590,264
JPY	26,416,113	0.2733		7,219,524

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

The realized and unrealized foreign exchange gain and loss were net gains of NT$1,161,322 thousand and NT$2,481,446 thousand for the years ended December 31, 2016 and 2015, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

43.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engaged in the researching, developing, designing, manufacturing and selling of renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Total

Year ended December 31, 2016

Net revenue from external customers	$947,938,344	$—	$947,938,344
Income from operations	377,957,778	—	377,957,778
Share of profits of associates and joint venture	3,495,600	—	3,495,600
Income tax expense	51,621,144	—	51,621,144

Year ended December 31, 2015

Net revenue from external customers	842,690,157	807,211	843,497,368
Income (loss) from operations	320,833,219	(785,444)	320,047,775
Share of profits (loss) of associates and joint venture	4,517,699	(385,571)	4,132,128
Income tax expense (benefit)	43,874,515	(1,771)	43,872,744

c.	Geographic information

	Net Revenue from External Customers		Non-current Assets
	Years Ended December 31		December 31,	December 31,
	2016	2015	2016	2015

Taiwan	$127,062,984	$90,169,543	$991,567,870	$844,173,826
United States	610,371,107	566,600,178	8,245,054	8,892,851
Asia	146,907,470	123,705,876	14,071,364	15,889,993
Europe, the Middle East and Africa	58,042,311	57,064,965	8,677	8,278
Others	5,554,472	5,956,806	—	—

	$947,938,344	$843,497,368	$1,013,892,965	$868,964,948

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2016	2015

Wafer	$909,179,151	$802,937,969
Others	38,759,193	40,559,399

	$947,938,344	$843,497,368

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2016		2015
	Amount	%	Amount	%

Customer A	$157,185,418	17	$134,117,206	16
Customer B	107,463,238	11	134,158,421	16

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (RMB in Thousands) (Note 2)		Ending Balance (RMB in Thousands) (Note 2)		Amount Actually Drawn (RMB in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing (Note 3)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	21,313,180 4,600,000)	$ (RMB	21,313,180 4,600,000)	$ (RMB	4,169,970 900,000)	0.35%-1.5%	The need for short-term/long-term financing (Note 3)	$—	Operating capital	$—	—	$—	$42,850,549 (Note 1)	$42,850,549 (Note 1)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to 100% owned subsidiaries by TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries, which are not located in Taiwan, directly or indirectly wholly owned by TSMC, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending and the total amount lending limit for such borrower still shall not exceed the net worth of TSMC China.
Note 2:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 3:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$347,312,065	$ (US$	48,298,500 1,500,000)	$ (US$	37,028,850 1,150,000)	$ (US$	37,028,850 1,150,000)	$—	2.67%	$347,312,065	Yes	No	No
		TSMC North America	Subsidiary	347,312,065	(US$	2,679,385 83,213)	(US$	2,679,385 83,213)	(US$	2,679,385 83,213)	—	0.19%	347,312,065	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		$1,967,303	N/A		$1,969,240
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		400,250	N/A		400,389
	Taiwan Power Company	—	”	—		200,848	N/A		200,865
	Nan Ya Plastics Corporation	—	”	—		150,742	N/A		150,763
	Formosa Petrochemical Corporation	—	”	—		100,219	N/A		100,403

	Commercial paper
	Taiwan Power Company	—	Held-to-maturity financial assets	865		8,628,176	N/A		8,630,769

	Stock
	Motech	—	Available-for-sale financial assets	58,320		1,650,450	12		1,650,450
	Semiconductor Manufacturing International Corporation	—	”	21,105		1,066,780	1		1,066,780
	RichWave Technology Corp.	—	”	2,208		126,722	4		126,722
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	2,560		18,121	2		18,121

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		11,259	12		11,259
	Crimson Asia Capital	—	”	—		8,263	1		8,263

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	13		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	7,291	9	US$	7,291
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Bank of America Corp.	—	Available-for-sale financial assets	—	US$	29,886	N/A	US$	29,886
	JPMorgan Chase & Co.	—	”	—	US$	26,231	N/A	US$	26,231
	Morgan Stanley	—	”	—	US$	25,451	N/A	US$	25,451
	Goldman Sachs Group Inc.	—	”	—	US$	18,769	N/A	US$	18,769
	Verizon Communications	—	”	—	US$	17,059	N/A	US$	17,059
	Citigroup Inc.	—	”	—	US$	16,819	N/A	US$	16,819
	Abbvie Inc.	—	”	—	US$	13,850	N/A	US$	13,850
	AT&T Inc.	—	”	—	US$	13,332	N/A	US$	13,332
	Gilead Sciences Inc.	—	”	—	US$	11,850	N/A	US$	11,850
	Aetna Inc.	—	”	—	US$	11,618	N/A	US$	11,618
	PNC Bank NA	—	”	—	US$	11,598	N/A	US$	11,598
	Capital One NA	—	”	—	US$	10,533	N/A	US$	10,533
	Oracle Corp.	—	”	—	US$	10,405	N/A	US$	10,405

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Svenska Handelsbanken AB	—	Available-for-sale financial assets	—	US$	9,837	N/A	US$	9,837
	CVS Health Corp.	—	”	—	US$	9,736	N/A	US$	9,736
	Westpac Banking Corp.	—	”	—	US$	8,905	N/A	US$	8,905
	Anheuser Busch InBev Fin.	—	”	—	US$	8,737	N/A	US$	8,737
	Ford Motor Credit Co LLC	—	”	—	US$	8,681	N/A	US$	8,681
	Analog Devices, Inc.	—	”	—	US$	8,619	N/A	US$	8,619
	Teva Pharmaceuticals Netherlands	—	”	—	US$	8,467	N/A	US$	8,467
	American Intl. Group	—	”	—	US$	7,944	N/A	US$	7,944
	Credit Suisse New York	—	”	—	US$	7,267	N/A	US$	7,267
	BB&T Corporation	—	”	—	US$	7,189	N/A	US$	7,189
	BMW US Capital LLC	—	”	—	US$	7,180	N/A	US$	7,180
	Pricoa Global Funding I	—	”	—	US$	7,140	N/A	US$	7,140
	Daimler Finance NA LLC.	—	”	—	US$	7,101	N/A	US$	7,101
	Bank of Ny Mellon Corp.	—	”	—	US$	7,006	N/A	US$	7,006
	BP Capital Markets PLC	—	”	—	US$	6,658	N/A	US$	6,658
	ERAC USA Finance LLC	—	”	—	US$	6,623	N/A	US$	6,623
	Duke Energy Corp.	—	”	—	US$	6,535	N/A	US$	6,535
	Southern Co.	—	”	—	US$	6,510	N/A	US$	6,510
	Ventas Realty LP/Cap Crp.	—	”	—	US$	6,429	N/A	US$	6,429
	Citizens Bank NA/RI	—	”	—	US$	6,331	N/A	US$	6,331
	Suntrust Banks Inc.	—	”	—	US$	6,203	N/A	US$	6,203
	Welltower Inc.	—	”	—	US$	6,145	N/A	US$	6,145
	Wells Fargo & Company	—	”	—	US$	6,127	N/A	US$	6,127
	American Express Credit	—	”	—	US$	6,045	N/A	US$	6,045
	Berkshire Hathaway Fin.	—	”	—	US$	6,017	N/A	US$	6,017
	Skandinaviska Enskilda Banken AB	—	”	—	US$	6,001	N/A	US$	6,001
	Sysco Corporation	—	”	—	US$	5,978	N/A	US$	5,978
	Express Scripts Holding	—	”	—	US$	5,899	N/A	US$	5,899
	Toronto Dominion Bank	—	”	—	US$	5,806	N/A	US$	5,806
	Groupe Danone S.A.	—	”	—	US$	5,763	N/A	US$	5,763
	Shell International Fin.	—	”	—	US$	5,713	N/A	US$	5,713
	Toyota Motor Credit Corp.	—	”	—	US$	5,633	N/A	US$	5,633
	TIAA Asset Management Finance LLC	—	”	—	US$	5,617	N/A	US$	5,617
	ABN AMRO Bank N.V.	—	”	—	US$	5,572	N/A	US$	5,572
	Protective Life Global Funding	—	”	—	US$	5,552	N/A	US$	5,552
	Key Bank N.A.	—	”	—	US$	5,532	N/A	US$	5,532
	Mitsubishi UFJ Fin Grp.	—	”	—	US$	5,524	N/A	US$	5,524
	Cisco Systems Inc.	—	”	—	US$	5,511	N/A	US$	5,511
	Hyundai Capital America	—	”	—	US$	5,471	N/A	US$	5,471
	New York Life Global FDG	—	”	—	US$	5,445	N/A	US$	5,445
	Siemens Financieringsmat	—	”	—	US$	5,357	N/A	US$	5,357
	Fifth Third Bank	—	”	—	US$	5,341	N/A	US$	5,341
	Aviation Capital Group	—	”	—	US$	5,144	N/A	US$	5,144
	Sempra Energy	—	”	—	US$	5,144	N/A	US$	5,144
	Intl. Bank Recon. & Development	—	”	—	US$	5,137	N/A	US$	5,137
	HSBC Holdings PLC	—	”	—	US$	5,124	N/A	US$	5,124
	UBS AG Stamford CT	—	”	—	US$	5,017	N/A	US$	5,017
	Sumitomo Mitsui Trust Bank, Limited	—	”	—	US$	5,008	N/A	US$	5,008
	Macquarie Group Ltd.	—	”	—	US$	4,984	N/A	US$	4,984
	Reliance Stand Life II	—	”	—	US$	4,925	N/A	US$	4,925

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Dominion Resources Inc.	—	Available-for-sale financial assets	—	US$	4,907	N/A	US$	4,907
	Walgreens Boots Alliance	—	”	—	US$	4,905	N/A	US$	4,905
	Swedbank AB	—	”	—	US$	4,839	N/A	US$	4,839
	Air Liquide Finance	—	”	—	US$	4,696	N/A	US$	4,696
	ING Bank N.V.	—	”	—	US$	4,692	N/A	US$	4,692
	Jackson Natl Life Global	—	”	—	US$	4,570	N/A	US$	4,570
	Mondelez International	—	”	—	US$	4,527	N/A	US$	4,527
	Mizuho Financial Group	—	”	—	US$	4,436	N/A	US$	4,436
	Enel Finance Intl N.V.	—	”	—	US$	4,402	N/A	US$	4,402
	CA, Inc.	—	”	—	US$	4,353	N/A	US$	4,353
	Deutsche Telekom International Fin.	—	”	—	US$	4,340	N/A	US$	4,340
	Oaktree Capital Management, L.P.	—	”	—	US$	4,316	N/A	US$	4,316
	Twenty-First Century Fox Inc.	—	”	—	US$	4,271	N/A	US$	4,271
	Lloyds Bank PLC	—	”	—	US$	4,220	N/A	US$	4,220
	Schlumberger Hldgs Corp.	—	”	—	US$	4,150	N/A	US$	4,150
	Nextera Energy Capital	—	”	—	US$	4,067	N/A	US$	4,067
	Keycorp Pty Ltd.	—	”	—	US$	4,043	N/A	US$	4,043
	Ameren Corp.	—	”	—	US$	4,017	N/A	US$	4,017
	Pepsico Inc.	—	”	—	US$	4,004	N/A	US$	4,004
	State Street Corp.	—	”	—	US$	3,995	N/A	US$	3,995
	United Technologies Corporation	—	”	—	US$	3,968	N/A	US$	3,968
	Fortive Corporation	—	”	—	US$	3,941	N/A	US$	3,941
	Wells Fargo Bank NA	—	”	—	US$	3,880	N/A	US$	3,880
	Autozone Inc.	—	”	—	US$	3,803	N/A	US$	3,803
	Husky Energy Inc.	—	”	—	US$	3,775	N/A	US$	3,775
	Sumitomo Mitsui Financial Group	—	”	—	US$	3,772	N/A	US$	3,772
	Fifth Third Bancorp	—	”	—	US$	3,771	N/A	US$	3,771
	Ryder System Inc.	—	”	—	US$	3,730	N/A	US$	3,730
	Anheuser Busch InBev Worldwide Inc.	—	”	—	US$	3,659	N/A	US$	3,659
	US Bank NA Cincinnati	—	”	—	US$	3,568	N/A	US$	3,568
	UBS Group Funding	—	”	—	US$	3,547	N/A	US$	3,547
	BAT Intl Finance PLC	—	”	—	US$	3,497	N/A	US$	3,497
	Credit Agricole London	—	”	—	US$	3,331	N/A	US$	3,331
	Lam Research Corp.	—	”	—	US$	3,218	N/A	US$	3,218
	Time Warner Inc.	—	”	—	US$	3,022	N/A	US$	3,022
	Canadian Imperial Bank	—	”	—	US$	3,002	N/A	US$	3,002
	BNP Paribas New York Branch	—	”	—	US$	3,000	N/A	US$	3,000
	Suncorp Metway Ltd.	—	”	—	US$	2,983	N/A	US$	2,983
	Corpoerative Centrale	—	”	—	US$	2,974	N/A	US$	2,974
	Microsoft Corp.	—	”	—	US$	2,905	N/A	US$	2,905
	HSBC USA Inc.	—	”	—	US$	2,869	N/A	US$	2,869
	Rabobank Nederland NY	—	”	—	US$	2,855	N/A	US$	2,855
	Principal Life Global Funding II	—	”	—	US$	2,782	N/A	US$	2,782
	KfW	—	”	—	US$	2,748	N/A	US$	2,748
	PartnerRe Finance B LLC	—	”	—	US$	2,709	N/A	US$	2,709
	Sprint Spectrum L.P.	—	”	—	US$	2,705	N/A	US$	2,705
	Apple Inc.	—	”	—	US$	2,607	N/A	US$	2,607
	Exelon Generation Co. LLC	—	”	—	US$	2,584	N/A	US$	2,584
	MetLife Global Funding I	—	”	—	US$	2,524	N/A	US$	2,524
	Unitedhealth Group Inc.	—	”	—	US$	2,500	N/A	US$	2,500

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Toronto Domin Holding	—	Available-for-sale financial assets	—	US$	2,478	N/A	US$	2,478
	Nordea Bank AB	—	”	—	US$	2,457	N/A	US$	2,457
	Commonwealth Bank Australia NY	—	”	—	US$	2,404	N/A	US$	2,404
	Marriott International, Inc.	—	”	—	US$	2,399	N/A	US$	2,399
	Dow Chemical Co/The	—	”	—	US$	2,357	N/A	US$	2,357
	Mckesson Corp.	—	”	—	US$	2,253	N/A	US$	2,253
	Public Service Colorado	—	”	—	US$	2,166	N/A	US$	2,166
	Allied World Assurance	—	”	—	US$	2,155	N/A	US$	2,155
	Celgene Corp.	—	”	—	US$	2,115	N/A	US$	2,115
	Stancorp Financial Group	—	”	—	US$	2,097	N/A	US$	2,097
	Johnson Controls International PLC	—	”	—	US$	2,052	N/A	US$	2,052
	The Bear Stearns Companies LLC.	—	”	—	US$	2,011	N/A	US$	2,011
	British Telecommunications PLC	—	”	—	US$	2,011	N/A	US$	2,011
	Erste Bank der oesterreichischen Sparkassen AG	—	”	—	US$	2,000	N/A	US$	2,000
	Norinchukin Bank	—	”	—	US$	2,000	N/A	US$	2,000
	Nordic Investment Bank	—	”	—	US$	1,996	N/A	US$	1,996
	FMS Wertmanagement	—	”	—	US$	1,995	N/A	US$	1,995
	Asian Development Bank	—	”	—	US$	1,994	N/A	US$	1,994
	Kells Funding LLC	—	”	—	US$	1,993	N/A	US$	1,993
	Magellan Midstream Partners LP	—	”	—	US$	1,971	N/A	US$	1,971
	Stryker Corp.	—	”	—	US$	1,951	N/A	US$	1,951
	National Australia Bank/NY	—	”	—	US$	1,944	N/A	US$	1,944
	Huntington National Bank	—	”	—	US$	1,911	N/A	US$	1,911
	BPCE SA	—	”	—	US$	1,910	N/A	US$	1,910
	Sumitomo Mitsui Banking	—	”	—	US$	1,898	N/A	US$	1,898
	Royal Bank of Canada	—	”	—	US$	1,893	N/A	US$	1,893
	Oncor Electric Delivery	—	”	—	US$	1,853	N/A	US$	1,853
	WestRock RKT Company	—	”	—	US$	1,843	N/A	US$	1,843
	Orange S.A.	—	”	—	US$	1,824	N/A	US$	1,824
	Regency Centers, L.P.	—	”	—	US$	1,817	N/A	US$	1,817
	LyondellBasell Industries N.V.	—	”	—	US$	1,796	N/A	US$	1,796
	Aust. & NZ Banking Grp. NY	—	”	—	US$	1,794	N/A	US$	1,794
	Southern Power Company	—	”	—	US$	1,785	N/A	US$	1,785
	Dominion Gas Holdings, LLC	—	”	—	US$	1,764	N/A	US$	1,764
	Cardinal Health Inc.	—	”	—	US$	1,754	N/A	US$	1,754
	Kimco Realty Corp.	—	”	—	US$	1,739	N/A	US$	1,739
	Amgen Inc.	—	”	—	US$	1,706	N/A	US$	1,706
	Tyson Foods, Inc.	—	”	—	US$	1,704	N/A	US$	1,704
	Enterprise Products Operating, LLC	—	”	—	US$	1,697	N/A	US$	1,697
	Deutsche Bank AG, London	—	”	—	US$	1,644	N/A	US$	1,644
	Pacific Gas & Electric	—	”	—	US$	1,633	N/A	US$	1,633
	Trans Canada Pipelines	—	”	—	US$	1,566	N/A	US$	1,566
	African Development Bank	—	”	—	US$	1,562	N/A	US$	1,562
	Capital One Bank (USA), NA	—	”	—	US$	1,553	N/A	US$	1,553
	Branch Banking & Trust	—	”	—	US$	1,532	N/A	US$	1,532
	Simon Property Group LP	—	”	—	US$	1,507	N/A	US$	1,507
	Halliburton Co.	—	”	—	US$	1,505	N/A	US$	1,505
	Pfizer Inc.	—	”	—	US$	1,491	N/A	US$	1,491
	Standard Chartered PLC	—	”	—	US$	1,487	N/A	US$	1,487
	Suncor Energy, Inc.	—	”	—	US$	1,482	N/A	US$	1,482

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Westpac Banking Corp.	—	Available-for-sale financial assets	—	US$	1,481	N/A	US$	1,481
	Procter & Gamble Co/The	—	”	—	US$	1,472	N/A	US$	1,472
	HSBC Bank PLC	—	”	—	US$	1,468	N/A	US$	1,468
	Guardian Life Global Funding	—	”	—	US$	1,461	N/A	US$	1,461
	General Electric Co.	—	”	—	US$	1,417	N/A	US$	1,417
	Eastman Chemical Company	—	”	—	US$	1,407	N/A	US$	1,407
	ConocoPhillips	—	”	—	US$	1,396	N/A	US$	1,396
	Walt Disney Company/The	—	”	—	US$	1,396	N/A	US$	1,396
	PacifiCorp	—	”	—	US$	1,387	N/A	US$	1,387
	Deutsche Bank AG	—	”	—	US$	1,351	N/A	US$	1,351
	Biogen Inc.	—	”	—	US$	1,343	N/A	US$	1,343
	IBM Corp.	—	”	—	US$	1,308	N/A	US$	1,308
	Eaton Corp.	—	”	—	US$	1,307	N/A	US$	1,307
	Santander UK PLC	—	”	—	US$	1,289	N/A	US$	1,289
	Philip Morris Intl Inc.	—	”	—	US$	1,287	N/A	US$	1,287
	Equifax Inc.	—	”	—	US$	1,282	N/A	US$	1,282
	American Airlines 2013-2	—	”	—	US$	1,278	N/A	US$	1,278
	Visa Inc.	—	”	—	US$	1,277	N/A	US$	1,277
	Nissan Motor Acceptance	—	”	—	US$	1,256	N/A	US$	1,256
	Kroger Co.	—	”	—	US$	1,254	N/A	US$	1,254
	CSX Corp.	—	”	—	US$	1,248	N/A	US$	1,248
	Banque Fed Cred Mutuel	—	”	—	US$	1,178	N/A	US$	1,178
	ONEOK Partners LP	—	”	—	US$	1,160	N/A	US$	1,160
	Corning Inc.	—	”	—	US$	1,142	N/A	US$	1,142
	Public Service Enterprise Group Inc.	—	”	—	US$	1,138	N/A	US$	1,138
	ERP Operating LP	—	”	—	US$	1,123	N/A	US$	1,123
	Berkshire Hathaway Inc.	—	”	—	US$	1,119	N/A	US$	1,119
	Chevron Corp.	—	”	—	US$	1,103	N/A	US$	1,103
	Medtronic Inc.	—	”	—	US$	1,098	N/A	US$	1,098
	Wesfarmers Ltd.	—	”	—	US$	1,094	N/A	US$	1,094
	Marsh & Mclennan Cos Inc.	—	”	—	US$	1,088	N/A	US$	1,088
	International Paper Company	—	”	—	US$	1,080	N/A	US$	1,080
	BNP Paribas	—	”	—	US$	1,071	N/A	US$	1,071
	Cigna Corporation	—	”	—	US$	1,069	N/A	US$	1,069
	Comcast Corp.	—	”	—	US$	1,056	N/A	US$	1,056
	Merck & Co Inc.	—	”	—	US$	1,055	N/A	US$	1,055
	EOG Resources, Inc.	—	”	—	US$	1,053	N/A	US$	1,053
	Berkshire Hathaway Energy Co.	—	”	—	US$	1,051	N/A	US$	1,051
	Lincoln National Corp.	—	”	—	US$	1,048	N/A	US$	1,048
	Macy’s Retail Holdings Inc.	—	”	—	US$	1,027	N/A	US$	1,027
	Statoil ASA	—	”	—	US$	1,020	N/A	US$	1,020
	Amazon.com Inc.	—	”	—	US$	1,019	N/A	US$	1,019
	Altera Corp.	—	”	—	US$	1,017	N/A	US$	1,017
	HP Enterprise Co.	—	”	—	US$	1,010	N/A	US$	1,010
	Home Depot Inc.	—	”	—	US$	1,009	N/A	US$	1,009
	Realty Income Corp.	—	”	—	US$	1,008	N/A	US$	1,008
	Manuf & Traders Trust Co.	—	”	—	US$	1,007	N/A	US$	1,007
	Carnival Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	John Deere Capital Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	Macquarie Bank Ltd.	—	”	—	US$	1,003	N/A	US$	1,003

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Caterpillar Financial Services Corp.	—	Available-for-sale financial assets	—	US$	1,000	N/A	US$	1,000
	Nisource Finance Corp.	—	”	—	US$	996	N/A	US$	996
	Georgia-Pacific LLC	—	”	—	US$	988	N/A	US$	988
	Duke Realty LP	—	”	—	US$	972	N/A	US$	972
	Texas Eastern Transmission, LP	—	”	—	US$	972	N/A	US$	972
	Duke Energy Progress Inc.	—	”	—	US$	962	N/A	US$	962
	Glaxosmithkline Cap. Inc.	—	”	—	US$	950	N/A	US$	950
	Southern Electric Generating Company	—	”	—	US$	909	N/A	US$	909
	Lockheed Martin Corp.	—	”	—	US$	904	N/A	US$	904
	Svenska Handelsbanken AB (publ)	—	”	—	US$	891	N/A	US$	891
	AXA Financial, Inc.	—	”	—	US$	886	N/A	US$	886
	Federal Realty Invs Trust	—	”	—	US$	883	N/A	US$	883
	Mastercard Inc.	—	”	—	US$	855	N/A	US$	855
	Nucor Corporation	—	”	—	US$	843	N/A	US$	843
	AXIS Specialty Finance PLC	—	”	—	US$	821	N/A	US$	821
	Pacific LifeCorp	—	”	—	US$	816	N/A	US$	816
	Bank Of Montreal	—	”	—	US$	812	N/A	US$	812
	Societe Generale Group	—	”	—	US$	810	N/A	US$	810
	Xylem Inc.	—	”	—	US$	809	N/A	US$	809
	Manulife Financial Corporation	—	”	—	US$	804	N/A	US$	804
	Cox Communications, Inc.	—	”	—	US$	791	N/A	US$	791
	Koninklijke Philips N.V.	—	”	—	US$	786	N/A	US$	786
	CMS Energy Corp.	—	”	—	US$	772	N/A	US$	772
	Crown Castle Towers LLC	—	”	—	US$	758	N/A	US$	758
	HCP Inc.	—	”	—	US$	751	N/A	US$	751
	Southern Railway Co.	—	”	—	US$	741	N/A	US$	741
	DTE Electric Company	—	”	—	US$	718	N/A	US$	718
	Baker Hughes Incorporated	—	”	—	US$	714	N/A	US$	714
	Regions Financial Corporation	—	”	—	US$	710	N/A	US$	710
	Total Capital International S.A.	—	”	—	US$	703	N/A	US$	703
	Continental Airlines Inc.	—	”	—	US$	700	N/A	US$	700
	TTX Co.	—	”	—	US$	700	N/A	US$	700
	Scentre Group	—	”	—	US$	699	N/A	US$	699
	Air Lease Corporation	—	”	—	US$	696	N/A	US$	696
	Cargill, Incorporated	—	”	—	US$	693	N/A	US$	693
	Danske Bank A/S	—	”	—	US$	689	N/A	US$	689
	Entergy Louisiana, LLC	—	”	—	US$	676	N/A	US$	676
	Ohio Power Company	—	”	—	US$	669	N/A	US$	669
	National Retail Properties, Inc.	—	”	—	US$	663	N/A	US$	663
	Capital One Financial Co.	—	”	—	US$	661	N/A	US$	661
	Liberty Property LP	—	”	—	US$	638	N/A	US$	638
	Grupo Bimbo, S.A.B. de C.V.	—	”	—	US$	637	N/A	US$	637
	Potash Corp Saskatchewan Inc.	—	”	—	US$	637	N/A	US$	637
	ABC Inc.	—	”	—	US$	621	N/A	US$	621
	Life Technologies Corp.	—	”	—	US$	620	N/A	US$	620
	Dr Pepper Snapple Group, Inc.	—	”	—	US$	614	N/A	US$	614
	Kimberly Clark Corp.	—	”	—	US$	604	N/A	US$	604
	Bayer US Finance LLC	—	”	—	US$	599	N/A	US$	599
	CenterPoint Energy Resources	—	”	—	US$	594	N/A	US$	594
	Host Hotels & Resorts, Inc.	—	”	—	US$	590	N/A	US$	590

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	MUFG Union Bank, N.A.	—	Available-for-sale financial assets	—	US$	586	N/A	US$	586
	AvalonBay Communities Inc.	—	”	—	US$	581	N/A	US$	581
	Bunge Limited Finance Corp.	—	”	—	US$	573	N/A	US$	573
	Boston Properties LP	—	”	—	US$	562	N/A	US$	562
	Nordstrom Inc.	—	”	—	US$	553	N/A	US$	553
	Caisse Centrale Desjardins	—	”	—	US$	549	N/A	US$	549
	Digital Realty Trust, L.P.	—	”	—	US$	544	N/A	US$	544
	Mcdonald’s Corp.	—	”	—	US$	543	N/A	US$	543
	Southwestern Electric Power Company	—	”	—	US$	543	N/A	US$	543
	Prudential Financial Inc.	—	”	—	US$	540	N/A	US$	540
	O’Reilly Automotive Inc.	—	”	—	US$	537	N/A	US$	537
	TD Ameritrade Holding Corp.	—	”	—	US$	535	N/A	US$	535
	American Express Co.	—	”	—	US$	531	N/A	US$	531
	Burlington Northern Santa Fe Corp.	—	”	—	US$	526	N/A	US$	526
	Inter-American Development Bank	—	”	—	US$	507	N/A	US$	507
	PSEG Power LLC	—	”	—	US$	504	N/A	US$	504
	CBS Corp.	—	”	—	US$	503	N/A	US$	503
	Comerica Inc.	—	”	—	US$	474	N/A	US$	474
	Honeywell International Inc.	—	”	—	US$	464	N/A	US$	464
	Nationwide Building Society	—	”	—	US$	445	N/A	US$	445
	Valero Energy Corp.	—	”	—	US$	441	N/A	US$	441
	Blackstone Holdings Finance Co., LLC	—	”	—	US$	429	N/A	US$	429
	Exxon Mobil Corporation	—	”	—	US$	400	N/A	US$	400
	Conocophillips Company	—	”	—	US$	399	N/A	US$	399
	Volkswagen Group of America, Inc.	—	”	—	US$	398	N/A	US$	398
	First Niagara Financial Group, Inc.	—	”	—	US$	394	N/A	US$	394
	Aon Corp.	—	”	—	US$	394	N/A	US$	394
	Nationwide Financial Service, Inc.	—	”	—	US$	382	N/A	US$	382
	American Honda Finance	—	”	—	US$	368	N/A	US$	368
	Wm. Wrigley Jr. Co.	—	”	—	US$	353	N/A	US$	353
	Metlife Inc.	—	”	—	US$	329	N/A	US$	329
	Pearson Dol Fin Two PLC	—	”	—	US$	315	N/A	US$	315
	Barclays Bank PLC	—	”	—	US$	292	N/A	US$	292
	BAE Systems Holdings, Inc.	—	”	—	US$	292	N/A	US$	292
	EMD Finance LLC	—	”	—	US$	278	N/A	US$	278
	Mattel Inc.	—	”	—	US$	268	N/A	US$	268
	U.S. Bancorp	—	”	—	US$	262	N/A	US$	262
	Nomura Holdings Inc.	—	”	—	US$	252	N/A	US$	252
	Kansas City Power & Light Company	—	”	—	US$	247	N/A	US$	247
	Bank of Nova Scotia	—	”	—	US$	246	N/A	US$	246
	Aon PLC	—	”	—	US$	245	N/A	US$	245
	Protective Life Corporation	—	”	—	US$	238	N/A	US$	238
	WestRock MWV, LLC	—	”	—	US$	235	N/A	US$	235
	Rolls Royce PLC	—	”	—	US$	223	N/A	US$	223
	Assurant, Inc.	—	”	—	US$	212	N/A	US$	212
	Woolworths Limited	—	”	—	US$	196	N/A	US$	196
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	153,147	N/A	US$	154,710
	Wells Fargo & Company	—	”	—	US$	150,007	N/A	US$	150,321
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	100,959
	Westpac Banking Corp.	—	”	—	US$	100,000	N/A	US$	100,743
(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Commonwealth Bank of Australia	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,419
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,313
	Bank of Nova Scotia	—	”	—	US$	49,982	N/A	US$	50,158

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	259,231	N/A	US$	259,231
	Abu Dhabi Government International Bond	—	”	—	US$	3,428	N/A	US$	3,428

	Agency bond
	Federal National Mortgage Association	—	Available-for-sale financial assets	—	US$	271,325	N/A	US$	271,325
	Federal Home Loan Mortgage Corporation	—	”	—	US$	154,300	N/A	US$	154,300
	Government National Mortgage Association	—	”	—	US$	18,007	N/A	US$	18,007
	Federal Home Loan Bank	—	”	—	US$	9,663	N/A	US$	9,663
	Export Import Bank Korea	—	”	—	US$	3,008	N/A	US$	3,008
	Export Developmnt Canada	—	”	—	US$	2,648	N/A	US$	2,648
	Government National Mortgage Association	—	”	—	US$	1,937	N/A	US$	1,937
	Federal Farm Credit Bank	—	”	—	US$	898	N/A	US$	898
	Fhlmc Multifamily Structured PTC	—	”	—	US$	356	N/A	US$	356

	Negotiable certificate of deposit
	China Construction Bank	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,245
	China Development Bank	—	”	—	US$	50,000	N/A	US$	50,179
	Bank of China	—	”	—	US$	50,000	N/A	US$	50,134

	Corporate issued asset-backed securities
	Capital One Multi Asset Execution Trust	—	Available-for-sale financial assets	—	US$	39,626	N/A	US$	39,626
	Chase Issuance Trust	—	”	—	US$	31,276	N/A	US$	31,276
	American Express Credit Account Master Trust	—	”	—	US$	23,114	N/A	US$	23,114
	Discover Card Execution Note Trust	—	”	—	US$	23,076	N/A	US$	23,076
	Citibank Credit Card Issuance Trust	—	”	—	US$	22,585	N/A	US$	22,585
	Bank of America Credit Card Trust	—	”	—	US$	19,464	N/A	US$	19,464
	Nissan Auto Lease Trust	—	”	—	US$	13,780	N/A	US$	13,780
	GS Mortgage Securities Trust	—	”	—	US$	12,386	N/A	US$	12,386
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	11,944	N/A	US$	11,944
	Ford Credit Auto Owner Trust	—	”	—	US$	10,910	N/A	US$	10,910
	UBS-Barclays Commercial Mortgage Trust	—	”	—	US$	10,161	N/A	US$	10,161
	Nissan Auto Receivables Owner Trust	—	”	—	US$	10,067	N/A	US$	10,067
	Mercedes Benz Master Owner Trust	—	”	—	US$	10,012	N/A	US$	10,012
	GM Financial Automobile Leasing Trust	—	”	—	US$	9,557	N/A	US$	9,557
	Honda Auto Receivables Owner Trust	—	”	—	US$	7,632	N/A	US$	7,632
	J.P. Morgan Chase Commercial Mortgage Securities Trust	—	”	—	US$	7,510	N/A	US$	7,510
	Hyundai Auto Receivables Trust	—	”	—	US$	7,315	N/A	US$	7,315
	Toyota Auto Receivables Owner Trust	—	”	—	US$	7,134	N/A	US$	7,134
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	6,371	N/A	US$	6,371
	BMW Vehicle Lease Trust	—	”	—	US$	5,936	N/A	US$	5,936
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	5,790	N/A	US$	5,790
	Chesapeake Funding II LLC	—	”	—	US$	5,746	N/A	US$	5,746
	Ford Credit Auto Owner Trust	—	”	—	US$	5,651	N/A	US$	5,651
	JPMBB Commercial Mortgage Securities Trust	—	”	—	US$	5,472	N/A	US$	5,472
	COMM Mortgage Trust	—	”	—	US$	5,208	N/A	US$	5,208
	Mercedes Benz Auto Lease Trust	—	”	—	US$	4,517	N/A	US$	4,517

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Citigroup Commercial Mortgage Trust	—	Available-for-sale financial assets	—	US$	4,207	N/A	US$	4,207
	Morgan Stanley Capital I Trust	—	”	—	US$	4,114	N/A	US$	4,114
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	3,699	N/A	US$	3,699
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,437	N/A	US$	2,437
	Ford Credit Auto Lease Trust	—	”	—	US$	2,174	N/A	US$	2,174
	Nissan Master Owner Trust Receivables Trust	—	”	—	US$	2,003	N/A	US$	2,003
	Carmax Auto Owner Trust	—	”	—	US$	2,000	N/A	US$	2,000
	Golden Credit Card Trust	—	”	—	US$	1,801	N/A	US$	1,801
	Wheels SPV LLC	—	”	—	US$	1,690	N/A	US$	1,690
	Wells Fargo Commercial Mortgage Trust	—	”	—	US$	1,295	N/A	US$	1,295
	CFCRE Commercial Mortgage Trust	—	”	—	US$	1,083	N/A	US$	1,083
	Enterprise Fleet Financing LLC	—	”	—	US$	798	N/A	US$	798

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,993

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	23,784	4	US$	23,784

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800
	Xenio Corporation	—	”	435	US$	453	3	US$	453
	Accton Wireless Broadband Corp.	—	”	2,249	US$	315	6	US$	315

	Preferred stock
	GTBF, Inc.	—	Financial assets carried at cost	1,154	US$	1,500	—	US$	1,500
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	1,334	US$	2,378	2	US$	2,378
	Impinj, Inc.	—	”	62	US$	2,189	—	US$	2,189
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Aether Systems, Inc.	—	”	3,100	US$	339	30	US$	339

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	6,387	11	US$	6,387
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets carried at cost	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets carried at cost	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$3,305,475	—		$—	—		$3,300,000		$3,300,000		$—	—		$—

	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		1,543,723	—		1,513,743	—		1,075,000		1,075,000		—	—		1,967,303
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		1,003,858	—		—	—		600,000		600,000		—	—		400,250
	Taiwan Power Company	”	—	—	—		1,207,601	—		—	—		1,000,000		1,000,000		—	—		200,848
	Nan Ya Plastics Corporation	”	—	—	—		—	—		302,139	—		150,000		150,000		—	—		150,742

	Structure product
	Hua Nan Commercial Bank	Held-to-maturity financial assets	—	—	—		2,000,000	—		—	—		2,000,000		2,000,000		—	—		—
	Cathay United Bank	”	—	—	—		1,000,000	—		—	—		1,000,000		1,000,000		—	—		—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	—		—	945		9,426,884	80		800,000		800,000		—	865		8,628,176

	Stock
	TSMC Global	Investments accounted for using equity method	—	Subsidiary	5		203,425,723	2		64,451,983	—		—		—		—	7		265,634,729
	TSMC Nanjing	”	—	Subsidiary	—		—	—		6,435,200	—		—		—		—	—		6,331,094
	VisEra Tech	”	VisEra Holding	Subsidiary	—		—	253,120		5,005,171 Note 2	—		—		—		—	253,120		5,234,883
	Xintec	”	VisEra Holding	Associate	92,778		2,209,785	18,504		678,348 Note 2	—		—		—		—	111,282		2,599,807

TSMC Global	Corporate bond
	Bank of America Corp.	Available-for-sale financial assets	—	—	—	US$	6,993	—	US$	25,862	—	US$	4,624	US$	4,532	US$	92	—	US$	27,973
	JPMorgan Chase & Co.	”	—	—	—	US$	4,971	—	US$	28,534	—	US$	11,121	US$	10,999	US$	122	—	US$	22,330
	Verizon Communications	”	—	—	—	US$	4,994	—	US$	12,385	—		—		—		—	—	US$	17,059
	Citigroup Inc.	”	—	—	—	US$	2,986	—	US$	13,979	—		—		—		—	—	US$	16,819
	Abbvie Inc.	”	—	—	—		—	—	US$	14,338	—	US$	251	US$	251		—	—	US$	13,850
	AT&T Inc.	”	—	—	—	US$	3,882	—	US$	10,044	—	US$	384	US$	390	US$	(6)	—	US$	13,332
	Gilead Sciences Inc.	”	—	—	—	US$	1,000	—	US$	11,222	—		—		—		—	—	US$	11,850
	Aetna Inc.	”	—	—	—		—	—	US$	11,687	—		—		—		—	—	US$	11,618
	Morgan Stanley	”	—	—	—	US$	1,005	—	US$	10,359	—		—		—		—	—	US$	11,237
	Oracle Corp.	”	—	—	—	US$	2,428	—	US$	9,572	—	US$	1,447	US$	1,426	US$	21	—	US$	10,405
	Svenska Handelsbanken AB	”	—	—	—		—	—	US$	9,922	—		—		—		—	—	US$	9,837
	Teva Pharmaceuticals Netherlands	”	—	—	—		—	—	US$	14,629	—	US$	5,856	US$	5,987	US$	(131)	—	US$	8,467

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	BMW US Capital LLC	Available-for-sale financial assets	—	—	—	US$	—	—	US$	11,211	—	US$	3,990	US$	3,990	US$	—	—	US$	7,180
	Wells Fargo & Company	”	—	—	—	US$	2,475	—	US$	9,706	—	US$	6,008	US$	5,967	US$	41	—	US$	6,127
	Sysco Corporation	”	—	—	—		—	—	US$	13,622	—	US$	7,605	US$	7,496	US$	109	—	US$	5,978
	Shell International Fin.	”	—	—	—	US$	1,243	—	US$	9,752	—	US$	5,212	US$	5,234	US$	(22)	—	US$	5,713
	Cisco Systems Inc.	”	—	—	—		—	—	US$	13,545	—	US$	8,079	US$	8,007	US$	72	—	US$	5,511
	US Bank NA Cincinnati	”	—	—	—		—	—	US$	12,590	—	US$	9,018	US$	8,985	US$	33	—	US$	3,568
	JPMorgan Chase & Co.	Held-to-maturity financial assets	—	—	—	US$	10,798	—	US$	143,533	—		—		—		—	—	US$	153,147
	Wells Fargo & Company	”	—	—	—		—	—	US$	150,008	—		—		—		—	—	US$	150,007
	Westpac Banking Corp.	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	Goldman Sachs Group, Inc.	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	Commonwealth Bank of Australia	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	National Australia Bank	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	Bank of Nova Scotia	”	—	—	—		—	—	US$	49,978	—		—		—		—	—	US$	49,982

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	US$	26,702	—	US$	285,949	—	US$	110,552	US$	111,205	US$	(653)	—	US$	195,285
	US Treasury Floating Rate Note	”	—	—	—		—	—	US$	104,729	—	US$	74,021	US$	73,990	US$	31	—	US$	30,756
	Treasury Inflation-Indexed N/B	”	—	—	—		—	—	US$	19,492	—		—		—		—	—	US$	19,349
	US Treasury N/B	”	—	—	—		—	—	US$	27,040	—	US$	12,938	US$	12,963	US$	(25)	—	US$	13,842
	WI Treasury Securities	”	—	—	—		—	—	US$	14,698	—	US$	14,699	US$	14,698	US$	1	—		—
	Treasury Bill	”	—	—	—		—	—	US$	10,486	—	US$	10,494	US$	10,486	US$	8	—		—

	Agency bond
	Fed Hm Ln Pc Pool G60594	Available-for-sale financial assets	—	—	—		—	—	US$	16,185	—	US$	609	US$	698	US$	(89)	—	US$	15,322
	Fnma Pool AL9128	”	—	—	—		—	—	US$	23,724	—	US$	9,288	US$	9,351	US$	(63)	—	US$	14,067
	Fnma Pool AL7191	”	—	—	—	US$	5,864	—	US$	9,855	—	US$	2,925	US$	3,333	US$	(408)	—	US$	12,533
	Fnma Pool AL8430	”	—	—	—		—	—	US$	10,171	—	US$	516	US$	584	US$	(68)	—	US$	9,462
	Fnma Pool 888577	”	—	—	—		—	—	US$	11,995	—	US$	2,292	US$	2,619	US$	(327)	—	US$	9,281
	Fed Hm Ln Pc Pool G18605	”	—	—	—		—	—	US$	9,855	—	US$	425	US$	447	US$	(22)	—	US$	9,177
	Fed Hm Ln Pc Pool G60081	”	—	—	—		—	—	US$	9,954	—	US$	439	US$	478	US$	(39)	—	US$	9,173
	Fnma Pool AV5062	”	—	—	—		—	—	US$	9,975	—	US$	1,309	US$	1,366	US$	(57)	—	US$	8,457
	Fed Hm Ln Pc Pool G60344	”	—	—	—		—	—	US$	9,385	—	US$	9,351	US$	9,385	US$	(34)	—		—
	Fnma Pool AS8074	”	—	—	—		—	—	US$	19,967	—	US$	20,007	US$	19,967	US$	40	—		—
	Fed Home Ln Discount Nt.	”	—	—	—		—	—	US$	12,496	—	US$	12,504	US$	12,496	US$	8	—		—
	Fnma Tba 15 Yr 2.5	”	—	—	—	US$	3,964	—	US$	11,998	—	US$	16,006	US$	15,978	US$	28	—		—

	Corporate issued asset-backed securities
	Capital One Multi Asset Execution Trust	Available-for-sale financial assets	—	—	—	US$	8,961	—	US$	32,785	—	US$	1,999	US$	1,996	US$	3	—	US$	39,626
	Chase Issuance Trust	”	—	—	—	US$	15,507	—	US$	21,462	—	US$	5,744	US$	5,753	US$	(9)	—	US$	31,276
	Discover Card Execution Note Trust	”	—	—	—	US$	12,126	—	US$	17,060	—	US$	6,104	US$	6,152	US$	(48)	—	US$	23,076
	Citibank Credit Card Issuance Trust	”	—	—	—	US$	9,756	—	US$	19,801	—	US$	6,850	US$	6,843	US$	7	—	US$	22,585
	Bank of America Credit Card Trust	”	—	—	—	US$	4,433	—	US$	13,019	—		—		—		—	—	US$	17,465
	Ford Credit Floorplan Master Owner Trust	”	—	—	—	US$	5,922	—	US$	9,465	—	US$	3,459	US$	3,460	US$	(1)	—	US$	11,944

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Structure product
	Bank of Tokyo-Mitsubishi UFJ	Held-to-maturity financial assets	—	—	—	US$	—	—	US$	50,000	—	US$	—	US$	—	US$	—	—	US$	50,000

	Fund
	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—	US$	12,017	—	US$	11,767	—		—		—		—	—	US$	23,784

	Money market fund
	Goldman Sachs US$ Liquid Reserves Fund	Available-for-sale financial assets	—	—	—		—	199,144	US$	199,144	199,144	US$	199,144	US$	199,144		—	—		—

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	The Company restructured the organizational structure to simplify investment structure. Therefore, the acquisition amount was the carrying value of VisEra Holding’s investment in VisEra Tech and Xintec, respectively.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	April 15, 2015 to February 17, 2016	$362,111	Monthly settlement by the construction progress and acceptance	Environetics Design Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 17, 2015 to January 25, 2016	3,201,800	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 20, 2015 to October 26, 2016	329,010	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 10, 2015 to April 11, 2016	3,167,768	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 31, 2015 to January 04, 2016	1,250,000	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 22, 2016 to January 25, 2016	750,000	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
TSMC Nanjing	Land use right	June 16, 2016	RMB160,521	100% payment	Nanjing Municipal Bureau of Land and Resources	—	N/A	N/A	N/A	N/A	Bidding	Manufacturing purpose	None
	Fab	June 30, 2016	RMB899,997	Monthly settlement by the construction progress and acceptance	China Construction First Division Group Construction & Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	October 17, 2016	RMB408,980	Monthly settlement by the construction progress and acceptance	Shanghai Baoye Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details								Ending Balance
				Amount (Foreign Currencies		% to		Abnormal Transaction			(Foreign Currencies in	% to
Company Name	Related Party	Nature of Relationships	Purchases/Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms		Thousands)	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$633,917,888		65	Net 30 days from invoice date (Note)	—	Note		$85,874,678	67
	GUC	Associate	Sales	5,008,684		1	Net 30 days from the end of the month of when invoice is issued	—	—		931,787	1
	TSMC China	Subsidiary	Purchases	19,256,773		27	Net 30 days from the end of the month of when invoice is issued	—	—		(1,775,774)	6
	WaferTech	Indirect subsidiary	Purchases	8,531,562		12	Net 30 days from the end of the month of when invoice is issued	—	—		(1,303,795)	4
	VIS	Associate	Purchases	6,732,298		10	Net 30 days from the end of the month of when invoice is issued	—	—		(587,407)	2
	SSMC	Associate	Purchases	3,375,422		5	Net 30 days from the end of the month of when invoice is issued	—	—		(505,655)	2

TSMC North America	GUC	Associate of TSMC	Sales	(US$	842,301 26,098)	—	Net 30 days from invoice date	—	—	(US$	37,349 1,160)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$86,675,335	41	$5,767,087	—	$14,527,760	$—
	GUC	Associate		931,787	52	593,265	—	593,265	—

TSMC North America	TSMC	Parent company	(US$	200,701 6,233)	Note 2	—	—	—	—

TSMC China	TSMC	Parent company	(RMB	1,775,774 383,265)	31	—	—	—	—
	TSMC Nanjing	The same parent company	(RMB	4,190,708 904,476)	Note 2	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	209,112 6,494)	Note 2	—	—	—	—

WaferTech	TSMC	The ultimate parent of the Company	(US$	1,303,795 40,492)	42	—	—	—	—
	TSMC Development	Parent company	(US$	172,015 5,342)	Note 2	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$633,917,888	—	67%
				Receivables from related parties	85,874,678	—	5%
				Other receivables from related parties	800,657	—	—
				Payables to related parties	200,701	—	—
		TSMC Japan	1	Marketing expenses - commission	262,274	—	—
		TSMC Europe	1	Marketing expenses - commission	451,801	—	—
		TSMC China	1	Purchases	19,256,773	—	2%
				Marketing expenses - commission	133,704	—	—
				Payables to related parties	1,775,774	—	—
		TSMC Canada	1	Research and development expenses	241,163	—	—
		TSMC Technology	1	Research and development expenses	1,870,324	—	—
				Payables to related parties	209,112	—	—
		WaferTech	1	Purchases	8,531,562	—	1%
				Payables to related parties	1,303,795	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	4,190,708	—	—
2	TSMC Development	WaferTech	3	Other payables from related parties	172,015	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2016				Net Income			Share of Profits/Losses	Note
				December 31, 2016 (Foreign Currencies in Thousands)		December 31, 2015 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$232,207,219		$167,755,236	7	100		$265,634,729		$2,818,659		$2,818,659	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		51,749,910		2,145,629		2,145,629	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		10,180,677		10,180,677	464,223	28		8,806,384		5,537,925		1,563,446	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		7,163,516		4,921,406		1,909,013	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		—	253,120	87		5,234,883		661,562		229,712	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		4,340,303		195,672		195,672	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,988,317		1,309,969	111,282	41		2,599,807		(636,819)		(242,999)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,174,181		551,082		192,426	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies		608,562		608,562	—	98		467,171		(87,451)		(85,702)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		353,695		40,471		40,471	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,355,417		1,499,452	—	98		219,350		(13,072)		(12,810)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		132,999		3,861		3,861	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		35,706		2,074		2,074	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(6,328)		(7,810)		(7,810)	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	7		—		—		—	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		—		844,775	—	—		—		(313)		(311)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities		Note 4		394,674	Note 4	Note 4		Note 4		1,612		1,612	Note 4
	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		Note 3		5,221,931	Note 3	Note 3		Note 3		Note 3		93,030	Note 3

TSMC Partners	TSMC Development	Delaware, U.S.A	Investment activities	(US$	18,898,843 586,939)	(US$	18,898,843 586,939)	—	100	(US$	27,109,843 841,947)	(US$	1,606,936 49,790)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	459,867 14,282)	(US$	459,867 14,282)	—	100	(US$	543,177 16,869)	(US$	9,719 301)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	167,236 5,194)	(US$	299,419 9,299)	9,299	97	(US$	195,721 6,078)	(US$	2,925 91)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	74,058 2,300)	(US$	74,058 2,300)	2,300	100	(US$	168,346 5,228)	(US$	14,870 461)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	15,301 475)	(US$	18,772 583)	583	97	(US$	489 15)	(US$	(69 (2	) ))	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2016				Net Income			Share of Profits/Losses	Note
				December 31, 2016 (Foreign Currencies in Thousands)		December 31, 2015 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC Partners	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry		Note 5	$ (US$	4,868,630 151,204)	Note 5	Note 5		Note 5	$ (US$	351,135 10,880)		Note 2	Note 5

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	$ (US$	47,067 1,462)	(US$	47,067 1,462)	—	100	$ (US$	29,486 916)	(US$	3,901 121)		Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	167,843 5,213)	(US$	167,843 5,213)	15,643	58	(US$	21,725 675)	(US$	2,526 78)		Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	5,785,335 179,674)	(US$	1,483,317 45,960)		Note 2	Subsidiary

VisEra Holding	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		Note 5	(US$	3,028,916 94,069)	Note 5	Note 5		Note 5	(US$	661,562 20,498)		Note 2	Note 5
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		Note 5	(US$	195,864 6,083)	Note 5	Note 5		Note 5	(US$	(636,819 (19,732	) ))	Note 2	Note 5

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	The Company has no longer served as Motech’s board of director starting June 2016. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets.
Note 4:	Chi Cherng was incorporated into TSMC in December 2016.
Note 5:	In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR TWELVE MONTHS ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2016 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2016 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2016	Accumulated Inward Remittance of Earnings as of December 31, 2016
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$6,181,335	100%	$6,094,460 (Note 2)	$42,618,308	$—

TSMC Nanjing	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	(RMB	6,435,200 1,366,240)	Note 1		—	(US$	6,435,200 200,000)	—	(US$	6,435,200 200,000)	939	100%	939 (Note 2)	6,331,094	—

Accumulated Investment in Mainland China as of December 31, 2016 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment
$ (US$	25,374,867 796,000)	$ (US$	119,412,667 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$200,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the audited financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of Investment or Technical Cooperation in Mainland China” is not applicable.

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the Years Ended December 31, 2016 and 2015 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited (the “Company”), which comprise the parent company only balance sheets as of December 31, 2016 and 2015, and the parent company only statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the parent company only financial position of the Company as of December 31, 2016 and 2015, and its parent company only financial performance and its parent company only cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of Parent Company Only Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2016. These matters were addressed in the context of our audit of the parent company only financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters for the Company’s parent company only financial statements for the year ended December 31, 2016 are stated as follows:

Provision of sales returns and allowances

In consideration of business volume and market conditions, the Company provides a variety of business incentives to specific customers or products. The provision of sales returns and allowance is based on historical experience and the varying contractual terms by management’s judgment. Please refer to Notes 4, 5 and 16 to the parent company only financial statements for the details of the information about provision of sales returns and allowances. Since the provision of sales returns and allowances is subject to management’s judgment, which has significant uncertainty, and the result could also affect the net revenue in the parent company only financial statements, it has been identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over provision of sales returns and allowances;

2.	Understood and assessed the reasonableness of management’s assumptions made and methodology used in estimating provision of sales returns and allowances;

3.	Sampled and inspected the Company’s sales contracts of main products by agreeing the contractual terms and performed an analysis to challenge management’s estimation on possibility that specific products could meet business incentives condition to verify the reasonableness of the accrual of the provision;

4.	Performed a retrospective review to comparatively analyze the historical accuracy of judgments with reference to actual sales allowance paid.

Timing to commence depreciation of property, plant and equipment (PP&E)

The Company continues to invest in capital expenditures to develop and build capacity in leading-edge technologies to meet customers’ demand. Please refer to Notes 4 and 12 to the parent company only financial statements for the details of the information and accounting policy about the depreciation of PP&E. According to International Accounting Standards 16, depreciation of PP&E should commence when the assets are available for their intended use. Due to the significant capital expenditures incurred by the Company, the appropriateness of the timing to commerce depreciation of PP&E could have a material impact on its financial performance. Consequently, the validity of the timing to commence depreciation of PP&E is identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over the timing to commence depreciation of PP&E;

2.	Understood the criteria the assets are defined as available for use intended by management and the corresponding accounting treatments;

3.	Sampled and reviewed the appropriateness of the timing for commencing depreciation after the assets met the criteria of available for use in current year;

4.	Performed an observation on the physical count of equipment under installation and construction in progress; sampled and inspected the supporting documentation to verify that the status of equipment under installation and construction in progress are not available for use;

5.	Sampled equipment under installation and construction in progress which met the criteria of available for use and were transferred in the subsequent period to evaluate the reasonableness of the timing for commencing depreciation;

6.	Sampled and reviewed the appropriateness of the equipment under installation and construction in progress which are not available for their intended use.

Responsibilities of Management and Those Charged with Governance for the Parent Company Only Financial Statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements for the year ended December 31, 2016 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Yih-Shin Kao and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

February 14, 2017

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2016		December 31, 2015
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$249,878,563	14	$264,493,583	16
Financial assets at fair value through profit or loss (Note 7)	151,070	—	6,026	—
Available-for-sale financial assets	2,843,952	—	706,924	—
Held-to-maturity financial assets (Note 8)	11,447,538	1	9,166,523	1
Notes and accounts receivable, net (Note 9)	40,017,297	2	25,636,123	2
Receivables from related parties (Note 31)	86,845,570	5	57,282,682	4
Other receivables from related parties (Note 31)	948,800	—	455,327	—
Inventories (Notes 5, 10 and 34)	46,504,346	2	64,338,188	4
Other financial assets (Notes 34)	2,139,366	—	1,766,573	—
Other current assets (Note 14)	3,004,662	—	3,061,131	—

Total current assets	443,781,164	24	426,913,080	27

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 8)	—	—	1,621,424	—
Financial assets carried at cost	435,268	—	343,721	—
Investments accounted for using equity method (Notes 5 and 11)	396,855,708	22	324,365,592	20
Property, plant and equipment (Notes 5 and 12)	979,401,337	53	831,784,912	52
Intangible assets (Notes 5 and 13)	10,047,991	1	9,391,418	1
Deferred income tax assets (Notes 5 and 26)	6,446,781	—	4,506,675	—
Refundable deposits	369,895	—	398,693	—
Other noncurrent assets (Note 14)	—	—	360,000	—

Total noncurrent assets	1,393,556,980	76	1,172,772,435	73

TOTAL	$1,837,338,144	100	$1,599,685,515	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$57,958,200	3	$39,474,000	2
Financial liabilities at fair value through profit or loss (Note 7)	62,441	—	45,254	—
Accounts payable	24,533,924	1	16,702,970	1
Payables to related parties (Note 31)	4,840,001	—	3,759,631	—
Salary and bonus payable	11,570,505	1	9,603,908	1
Accrued profit sharing bonus to employees and compensation to directors (Notes 20 and 28)	22,794,771	1	20,913,074	1
Payables to contractors and equipment suppliers	62,449,143	4	25,346,206	2
Income tax payable (Notes 5 and 26)	40,256,148	2	32,975,435	2
Provisions (Notes 5 and 16)	16,991,612	1	9,011,863	1
Long-term liabilities - current portion (Note 17)	38,100,000	2	12,000,000	1
Accrued expenses and other current liabilities (Note 19)	28,620,469	2	24,466,937	2

Total current liabilities	308,177,214	17	194,299,278	13

NONCURRENT LIABILITIES
Bonds payable (Note 17)	116,100,000	6	154,200,000	10
Deferred income tax liabilities (Notes 5 and 26)	141,183	—	31,271	—
Net defined benefit liability (Notes 5 and 18)	8,551,408	—	7,448,026	—
Guarantee deposits (Note 19)	14,666,542	1	21,554,374	1
Others (Note 16)	453,536	—	480,847	—

Total noncurrent liabilities	139,912,669	7	183,714,518	11

Total liabilities	448,089,883	24	378,013,796	24

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 20)	259,303,805	14	259,303,805	16

Capital surplus (Note 20)	56,272,304	3	56,300,215	3

Retained earnings (Note 20)
Appropriated as legal capital reserve	208,297,945	12	177,640,561	11
Unappropriated earnings	863,710,224	47	716,653,025	45

	1,072,008,169	59	894,293,586	56

Others (Note 20)	1,663,983	—	11,774,113	1

Total equity	1,389,248,261	76	1,221,671,719	76

TOTAL	$1,837,338,144	100	$1,599,685,515	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2016		2015
	Amount	%	Amount	%

NET REVENUE (Notes 5, 22 and 31)	$936,387,291	100	$837,046,888	100

COST OF REVENUE (Notes 5, 10, 28, 31 and 34)	474,552,913	51	439,356,165	52

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	461,834,378	49	397,690,723	48

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	(26,082)	—	18,117	—

GROSS PROFIT	461,808,296	49	397,708,840	48

OPERATING EXPENSES (Notes 5, 28 and 31)
Research and development	70,366,179	8	64,831,860	8
General and administrative	18,697,463	2	16,138,095	2
Marketing	3,098,086	—	2,983,080	—

Total operating expenses	92,161,728	10	83,953,035	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 12 and 28)	83,965	—	(347,107)	—

INCOME FROM OPERATIONS	369,730,533	39	313,408,698	38

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 11)	14,941,372	2	33,694,186	4
Other income (Note 23)	1,816,803	—	1,839,862	—
Foreign exchange gain, net (Note 35)	609,345	—	2,698,396	—
Finance costs (Note 24)	(2,643,193)	—	(2,440,459)	—
Other gains and losses (Note 25)	734,100	—	787,985	—

Total non-operating income and expenses	15,458,427	2	36,579,970	4

INCOME BEFORE INCOME TAX	385,188,960	41	349,988,668	42

INCOME TAX EXPENSE (Notes 5 and 26)	50,941,780	5	43,414,831	5

NET INCOME	334,247,180	36	306,573,837	37

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2016		2015
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 11, 18, 20 and 26)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	$(1,057,220)	—	$(827,703)	—
Share of other comprehensive loss of subsidiaries and associates	(19,961)	—	(2,523)	—
Income tax benefit related to items that will not be reclassified subsequently	126,867	—	99,324	—

	(950,314)	—	(730,902)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(9,439,776)	(1)	6,525,608	1
Changes in fair value of available-for-sale financial assets	47,506	—	94,064	—
Share of other comprehensive loss of subsidiaries and associates	(656,684)	—	(20,578,859)	(3)
Income tax expense related to items that may be reclassified subsequently	(61,176)	—	(15,991)	—

	(10,110,130)	(1)	(13,975,178)	(2)

Other comprehensive loss for the year, net of income tax	(11,060,444)	(1)	(14,706,080)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$323,186,736	35	$291,867,757	35

EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$12.89		$11.82

Diluted earnings per share	$12.89		$11.82

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total Equity

BALANCE, JANUARY 1, 2015	25,929,662	$259,296,624	$55,989,922	$151,250,682	$553,914,592	$705,165,274	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,046,201,111

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	(26,389,879)	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.5 per share	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)

Total	—	—	—	26,389,879	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)

Net income in 2015	—	—	—	—	306,573,837	306,573,837	—	—	—	—	306,573,837

Other comprehensive income (loss) in 2015, net of income tax	—	—	—	—	(730,902)	(730,902)	6,537,836	(20,512,712)	(302)	(13,975,178)	(14,706,080)

Total comprehensive income (loss) in 2015	—	—	—	—	305,842,935	305,842,935	6,537,836	(20,512,712)	(302)	(13,975,178)	291,867,757

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	138,155

Disposal of investments accounted for using equity method	—	—	(26,537)	—	—	—	—	—	—	—	(26,537)

Adjustments to share of changes in equities of associates	—	—	209,430	—	—	—	—	—	—	—	209,430

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	—	—	(31,142)	(31,142)	—	—	—	—	(31,142)

From share of changes in equities of subsidiaries	—	—	(3,574)	—	—	—	—	—	—	—	(3,574)

BALANCE, DECEMBER 31, 2015	25,930,380	259,303,805	56,300,215	177,640,561	716,653,025	894,293,586	11,039,949	734,771	(607)	11,774,113	1,221,671,719

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—
Cash dividends to shareholders - NT$6.0 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	(155,582,283)

Net income in 2016	—	—	—	—	334,247,180	334,247,180	—	—	—	—	334,247,180

Other comprehensive income (loss) in 2016, net of income tax	—	—	—	—	(950,314)	(950,314)	(9,378,712)	(732,130)	712	(10,110,130)	(11,060,444)

Total comprehensive income (loss) in 2016	—	—	—	—	333,296,866	333,296,866	(9,378,712)	(732,130)	712	(10,110,130)	323,186,736

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	(56,169)

Adjustments to share of changes in equities of associates	—	—	21,221	—	—	—	—	—	—	—	21,221

From share of changes in equities of subsidiaries	—	—	7,037	—	—	—	—	—	—	—	7,037

BALANCE, DECEMBER 31, 2016	25,930,380	$259,303,805	$56,272,304	$208,297,945	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$105	$1,663,983	$1,389,248,261

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$385,188,960	$349,988,668
Adjustments for:
Depreciation expense	213,977,324	213,293,810
Amortization expense	3,724,066	3,159,437
Finance costs	2,643,193	2,440,459
Share of profits of subsidiaries and associates	(14,941,372)	(33,694,186)
Interest income	(1,683,150)	(1,726,503)
Gain on disposal of property, plant and equipment, net	(100,503)	(21,569)
Impairment loss on property, plant and equipment	—	228,037
Impairment loss on financial assets	4,537	21,437
Gain on disposal of available-for-sale financial assets, net	(101,411)	(51)
Loss (gain) on disposal of investments accounted for using equity method, net	296,065	(2,419,785)
Unrealized (realized) gross profit on sales to subsidiaries and associates	26,082	(18,117)
Loss (gain) on foreign exchange, net	(2,656,406)	2,548,291
Dividend income	(133,653)	(113,359)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(127,857)	(249,322)
Notes and accounts receivable, net	(20,448,337)	(6,375,554)
Receivables from related parties	(29,562,888)	31,322,516
Other receivables from related parties	(493,473)	108,834
Inventories	17,833,842	(759,653)
Other financial assets	(22,662)	823,847
Other current assets	18,337	(142,763)
Accounts payable	7,639,380	(1,916,970)
Payables to related parties	1,108,002	(1,024,427)
Salary and bonus payable	1,966,597	595,592
Accrued profit sharing bonus to employees and compensation to directors	1,881,697	2,860,254
Accrued expenses and other current liabilities	3,891,345	(2,788,099)
Provisions	7,961,632	(948,176)
Net defined benefit liability	46,163	73,473

Cash generated from operations	577,935,510	555,266,121
Income taxes paid	(45,387,724)	(40,493,290)

Net cash generated by operating activities	532,547,786	514,772,831

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(172)	(3,628)
Held to maturity financial assets	(11,242,766)	(23,074,925)
Investments accounted for using equity method	(445,012)	—

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2016	2015

Equity interest in subsidiary	$(1,630,700)	$(394,674)
Property, plant and equipment	(323,009,940)	(249,921,656)
Intangible assets	(4,207,065)	(4,269,815)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	126,289	3,679
Held-to-maturity financial assets	10,550,000	16,800,000
Financial assets carried at cost	—	8,000
Investments accounted for using equity method	—	3,962,848
Equity interest in subsidiary	2,325	806,807
Property, plant and equipment	104,020	347,840
Proceeds from return of capital of financial assets carried at cost	7,493	—
Interest received	1,748,570	1,636,497
Other dividends received	133,653	113,359
Dividends received from investments accounted for using equity method	5,469,549	3,001,834
Refundable deposits paid	(138,204)	(404,253)
Refundable deposits refunded	169,464	348,283
Decrease (increase) in receivables for temporary payments	47,924	(47,924)
Cash inflow (outflow) from incorporation of subsidiary	396,262	(3,725,916)

Net cash used in investing activities	(321,918,310)	(254,813,644)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	18,968,936	3,138,680
Repayment of bonds	(12,000,000)	—
Interest paid	(2,644,187)	(2,456,299)
Guarantee deposits received	420,719	747,108
Guarantee deposits refunded	(421,002)	(740,829)
Cash dividends	(155,582,283)	(116,683,481)
Proceeds from exercise of employee stock options	—	33,891
Payment of partial acquisition of interests in subsidiaries	(74,130,714)	(64,744,242)
Proceeds from partial disposal of interests in subsidiaries	144,035	380,336

Net cash used in financing activities	(225,244,496)	(180,324,836)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,615,020)	79,634,351

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	264,493,583	184,859,232

CASH AND CASH EQUIVALENTS, END OF YEAR	$249,878,563	$264,493,583

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 14, 2017.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying parent company only financial statements were authorized for issue, the Company have not applied the following amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers

Rule No. 1050050021 issued by Financial Supervisory Commission (FSC) stipulated that starting January 1, 2017, the Company should apply the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

The amendments include additions of several accounting items and requirements for disclosures of impairment of non-financial assets as a consequence of the IFRSs endorsed by the FSC for application starting from 2017. In addition, as a result of the post implementation review of IFRSs in Taiwan, the amendments also include emphasis on certain recognition and measurement considerations and add requirements for disclosures of related party transactions and goodwill.

The amendments stipulate that other companies or institutions of which the chairman of the board of directors or president serves as the chairman of the board of directors or the president, or is the spouse or second immediate family of the chairman of the board of directors or president of the Company are deemed to have a substantive related party relationship, unless it can be demonstrated that no control, joint control, or significant influence exists. Furthermore, the amendments require the disclosure of the names of the related parties and the relationship with whom the Company has significant transaction. If the transaction or balance with a specific related party is 10% or more of the Company’s respective total transaction or balance, such transaction should be separately disclosed by the name of each related party.

The amendments also require additional disclosure if there is a significant difference between the actual operation after business combination and the expected benefits on acquisition date.

The disclosures of related party transactions and impairment of goodwill will be enhanced when the above amendments are retrospectively applied in 2017.

Except for the aforementioned impact, as of the date that the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers. The related impact will be disclosed when the Company completes the evaluation.

b.	The IFRSs in issue and endorsed by FSC with effective date starting 2017

According to Rule No. 1050026834 issued by the FSC, the following IFRSs issued by the IASB and endorsed by the FSC should be adopted by the Company starting 2017.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 27 “Equity Method in Separate Financial Statements”	January 1, 2016
Amendment to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the Company believes that the adoption of aforementioned IFRSs with effective date starting 2017 will not have a significant effect on the Company’s accounting policies:

1)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is required to disclose the recoverable amount of an asset or a cash-generating unit only when an impairment loss on the asset has been recognized or reversed during the period. Furthermore, if the recoverable amount for which impairment loss has been recognized or reversed is fair value less costs of disposal, the Company is required to disclose the fair value hierarchy. If the fair value measurements are categorized within Level 2 or Level 3, the valuation technique and key assumptions used to measure the fair value are disclosed. The discount rate used is disclosed if such fair value less costs of disposal is measured by using present value technique. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of IFRSs with effective date starting 2017. The related impact will be disclosed when the Company completes the evaluation.

c.	The IFRSs issued by IASB but not yet endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. The FSC announced that the Company should apply IFRS 9 and IFRS 15 starting January 1, 2018. As of the date the parent company only financial statements were authorized for issue, the FSC has not announced the effective dates of other new IFRSs.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 3)

Annual Improvements to IFRSs 2014-2016 Cycle	Note 4
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note 3:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates , unless specified otherwise.
Note 4:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	IFRS 15, “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the parent company only balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the parent company only statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the parent company only statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date that the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at fair value through profit or loss (FVTPL) upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Noncurrent Assets Held for Sale

Noncurrent assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the investments of that subsidiary are classified as held for sale and still using equity methods, regardless of whether investments in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the subsidiary had directly disposed of the related assets and liabilities.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate or jointly controlled entity had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: buildings - 10 to 20 years; machinery and equipment - 2 to 5 years; and office equipment - 3 to 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others – the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash-generating unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Guarantee Deposit

Guarantee deposit mainly consists of cash received under deposit agreements with customers to ensure they have access to the Company’s specified capacity; and as guarantee of accounts receivable to ensure payment from customers. Cash received from customers is recorded as guarantee deposit upon receipt. Guarantee deposits are refunded to customers when terms and conditions set forth in the deposit agreements have been satisfied.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Share-based Payment Arrangements

The Company elected to take the optional exemption according to related guidance for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements. There were no stock options granted prior to but unvested at the date of transition.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus - employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

Business Combinations

Business combination involving group reorganization is not accounted for by acquisition method but accounted for at the carrying amounts of the entity.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the aforementioned Company’s accounting policies, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the parent company only financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and our management periodically reviews the adequacy of the estimation used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and future salary increase rate. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2016	December 31, 2015

Cash and deposits in banks	$245,520,074	$259,075,563
Repurchase agreements collateralized by corporate bonds	2,361,250	5,132,778
Commercial paper	1,997,239	—
Repurchase agreements collateralized by government bonds	—	285,242

	$249,878,563	$264,493,583

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2016	December 31, 2015

Financial assets

Held for trading
Forward exchange contracts	$140,094	$6,026
Cross currency swap contracts	10,976	—

	$151,070	$6,026

Financial liabilities

Held for trading
Forward exchange contracts	$62,441	$45,254

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393,329/EUR159,400
Sell NT$/Buy JPY	January 2017	NT$7,314,841/JPY26,501,800
Sell US$/Buy EUR	January 2017	US$4,180/EUR4,000
Sell US$/Buy NT$	January 2017 to February 2017	US$420,000/NT$13,531,450

December 31, 2015

Sell US$/Buy JPY	January 2016	US$126,944/JPY15,272,035
Sell US$/Buy NT$	January 2016	US$430,000/NT$14,106,892

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2016

January 2017	US$170,000/NT$5,487,600	3.98%	—

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2016	December 31, 2015

Commercial paper	$8,628,176	$—
Corporate bonds/Bank debentures	2,819,362	7,787,947
Structured product	—	3,000,000

	$11,447,538	$10,787,947

Current portion	$11,447,538	$9,166,523
Noncurrent portion	—	1,621,424

	$11,447,538	$10,787,947

9.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2016	December 31, 2015

Notes and accounts receivable	$40,492,727	$26,119,625
Allowance for doubtful receivables	(475,430)	(483,502)

Notes and accounts receivable, net	$40,017,297	$25,636,123

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable. In addition, the Company’s subsidiary has obtained guarantee of NT$5,559,960 thousand to certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2016	December 31, 2015

Neither past due nor impaired	$28,511,717	$20,024,433
Past due but not impaired
Past due within 30 days	6,755,262	5,611,690
Past due 31-60 days	1,693,463	—
Past due 61-120 days	3,056,855	—

	$40,017,297	$25,636,123

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2016	$8,393	$475,109	$483,502
Provision	—	321	321
Reversal/Write-off	(8,393)	—	(8,393)

Balance at December 31, 2016	$—	$475,430	$475,430

Balance at January 1, 2015	$8,093	$475,409	$483,502
Provision	300	4,803	5,103
Reversal/Write-off	—	(5,103)	(5,103)

Balance at December 31, 2015	$8,393	$475,109	$483,502

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2016	December 31, 2015

Past due over 121 days	$—	$8,393

10.	INVENTORIES

	December 31, 2016	December 31, 2015

Finished goods	$8,324,267	$7,733,331
Work in process	32,317,210	52,251,863
Raw materials	3,864,429	2,813,029
Supplies and spare parts	1,998,440	1,539,965

	$46,504,346	$64,338,188

Write-down of inventories to net realizable value (excluding earthquake losses) in the amount of NT$1,508,452 thousand and NT$466,825 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2016 and 2015. Please refer to related earthquake losses in Note 34.

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2016	December 31, 2015

Subsidiaries	$377,111,820	$300,992,341
Associates	19,743,888	23,373,251

	$396,855,708	$324,365,592

a.	Investments in subsidiaries

Subsidiaries consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$265,634,729	$203,425,723	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	51,749,910	50,827,318	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	42,618,308	40,234,742	100%	100%
TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Nanjing, China	6,331,094	—	100%	—
VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	5,234,883	—	87%	—
TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	4,340,303	4,234,685	100%	100%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	467,171	554,240	98%	98%
TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	353,695	330,664	100%	100%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	219,350	385,834	98%	98%
TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	132,999	127,453	100%	100%
TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	35,706	35,231	100%	100%
TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	(6,328)	1,186	100%	100%
Venture Tech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	—	7%	—
Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	—	440,901	—	99.5%
Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	—	394,364	—	100%

			$377,111,820	$300,992,341

In August 2015, TSMC Solar Ltd. (TSMC Solar) ceased its manufacturing operations. TSMC Solar and TSMC Guang Neng Investment, Ltd. (TSMC GN) were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the subsidiary of TSMC Solar, is held directly by TSMC.

The Company acquired OmniVision Technologies, Inc.’s (“OVT’s”) 100% ownership in OVT Taiwan (changed to Chi Cherng) on November 20, 2015. As a result, the Company obtained control of OVT Taiwan. For more information on acquisition of subsidiary, please refer to Note 33 to the consolidated financial statements for the year ended December 31, 2016. In December 2016, Chi Cherng was incorporated into the Company.

To simplify investment structure, the Company acquired 253,120 thousand shares of VisEra Tech previously held by VisEra Holding Company (VisEra Holding) by NT$4,874,231 thousand in August 2016. The percentage of ownership held by the Company was 87%.

Due to the expiration of the investment agreement between Emerging Alliance and the Company, Emerging Alliance completed the liquidation procedures in April 2016. Emerging Alliance’s ownership in VTA Holdings is held directly by TSMC.

Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company and its subsidiaries will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary managing a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016. In 2016, the Company continually increased its investment in TSMC Nanjing for the amount of NT$6,435,200 thousand. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA).

To lower the hedging cost, in both of 2016 and 2015, the Company continually increased its investment in TSMC Global for the amount of NT$64,451,983 thousand and NT$64,640,368 thousand, respectively. This project was approved by the Investment Commission, MOEA.

In January 2015, the Board of Directors of TSMC approved a sale of TSMC Solid State Lighting common shares of 565,480 thousand held by TSMC and TSMC GN to Epistar Corporation. The transaction was completed in February 2015.

b.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$8,806,384	$8,446,054	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	7,163,516	9,511,515	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,599,807	2,209,785	41%	35%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,174,181	1,152,335	35%	35%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	—	2,053,562	—	12%

			$ 19,743,888	$ 23,373,251
After TSMC Solar incorporated into the Company in December 2015, the Company directly owned 12% of the equity interest in Motech previously held by TSMC Solar. Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, the Company’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, the Company sold 2,172 thousand common shares of Xintec and recognized a disposal gain of NT$43,017 thousand. To simplify investment structure, the Company acquired 18,504 thousand shares of Xintec previously held by VisEra Holding by NT$445,012 thousand in August 2016. The percentage of ownership held by the Company increased to 41.4%.

In the second quarter of 2015, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,263,539 thousand. After the sale, the Company owned approximately 28.3% of the equity interest in VIS.

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with the Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, which is also adjusted by the Company using the equity method of accounting.

1)	VIS

	December 31, 2016	December 31, 2015

Current assets	$25,662,921	$24,800,749

Noncurrent assets	$9,501,442	$7,785,093

Current liabilities	$5,476,672	$4,262,001

Noncurrent liabilities	$804,107	$712,611

	Years Ended December 31
	2016	2015

Net revenue	$25,828,634	$23,319,721

Income from operations	$6,083,625	$4,593,430

Net income	$5,520,645	$4,139,031

Other comprehensive income (loss)	$5,592	$(61,886)

Total comprehensive income	$5,526,237	$4,077,145

Cash dividends received	$1,206,981	$1,206,414

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the parent company only balance sheets was as follows:

	December 31, 2016	December 31, 2015

Net assets	$28,883,584	$27,611,230
Percentage of ownership	28%	28%

The Company’s share of net assets of the associate	8,179,830	7,819,500
Goodwill	626,554	626,554

Carrying amount of the investment	$8,806,384	$8,446,054

2)	SSMC

	December 31, 2016	December 31, 2015

Current assets	$14,585,150	$20,078,179

Noncurrent assets	$5,360,076	$6,144,263

Current liabilities	$1,746,602	$1,954,057

Noncurrent liabilities	$286,340	$303,217

	Years Ended December 31
	2016	2015

Net revenue	$14,045,927	$15,026,016

Income from operations	$4,921,735	$5,802,261

Net income	$4,918,140	$5,904,586

Total comprehensive income	$4,918,140	$5,904,586

Cash dividends received	$4,076,170	$1,556,592

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the parent company only balance sheets was as follows:

	December 31, 2016	December 31, 2015

Net assets	$17,912,284	$23,965,168
Percentage of ownership	39%	39%

The Company’s share of net assets of the associate	6,948,175	9,296,089
Goodwill	213,984	213,984
Other adjustments	1,357	1,442

Carrying amount of the investment	$7,163,516	$9,511,515

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2016	2015

The Company’s share of profits of associates	$42,457	$219,007

The Company’s share of other comprehensive loss of associates	$(17,777)	$(855)

The Company’s share of total comprehensive income of associates	$24,680	$218,152

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2016	December 31, 2015

VIS	$26,089,360	$19,868,766

GUC	$3,664,997	$3,081,399

Xintec	$3,622,227	$3,006,017

Motech		$2,636,054

12.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2016	$3,212,000	$272,949,721	$1,807,955,631	$27,809,576	$191,052,758	$2,302,979,686
Additions	—	9,000,012	155,226,807	4,264,166	193,144,768	361,635,753
Disposals or retirements	—	(13,321)	(2,724,958)	(243,085)	—	(2,981,364)

Balance at December 31, 2016	$3,212,000	$281,936,412	$1,960,457,480	$31,830,657	$384,197,526	$2,661,634,075

Accumulated depreciation

Balance at January 1, 2016	$—	$140,493,396	$1,313,095,298	$17,606,080	$—	$1,471,194,774
Additions	—	16,368,395	193,655,507	3,953,422	—	213,977,324
Disposals or retirements	—	(7,278)	(2,688,997)	(243,085)	—	(2,939,360)

Balance at December 31, 2016	$—	$156,854,513	$1,504,061,808	$21,316,417	$—	$1,682,232,738

Carrying amounts at December 31, 2016	$3,212,000	$125,081,899	$456,395,672	$10,514,240	$384,197,526	$979,401,337

Cost

Balance at January 1, 2015	$3,212,000	$244,902,026	$1,676,843,858	$25,494,170	$105,716,759	$2,056,168,813
Additions	—	26,671,505	133,048,817	2,958,321	85,335,999	248,014,642
Disposals or retirements	—	(74,721)	(2,109,856)	(675,443)	—	(2,860,020)
Effect of merger of subsidiary	—	1,450,911	172,812	32,528	—	1,656,251

Balance at December 31, 2015	$3,212,000	$272,949,721	$1,807,955,631	$27,809,576	$191,052,758	$2,302,979,686

Accumulated depreciation and impairment

Balance at January 1, 2015	$—	$124,864,919	$1,119,908,770	$14,710,763	$—	$1,259,484,452
Additions	—	15,032,971	194,722,607	3,538,232	—	213,293,810
Disposals or retirements	—	(73,855)	(1,936,928)	(675,443)	—	(2,686,226)
Impairment	—	—	228,037	—	—	228,037
Effect of merger of subsidiary	—	669,361	172,812	32,528	—	874,701

Balance at December 31, 2015	$—	$140,493,396	$1,313,095,298	$17,606,080	$—	$1,471,194,774

Carrying amounts at December 31, 2015	$3,212,000	$132,456,325	$494,860,333	$10,203,496	$191,052,758	$831,784,912

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2015, the Company recognized an impairment loss of NT$228,037 thousand under foundry segment since the carrying amount of some of property, plant and equipment was expected to be unrecoverable. Such impairment loss was included in other operating income and expenses.

13.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2016	$1,567,756	$8,399,059	$19,297,534	$4,722,667	$33,987,016
Additions	—	1,091,261	2,770,842	518,536	4,380,639
Retirements	—	—	(4,787)	—	(4,787)

Balance at December 31, 2016	$1,567,756	$9,490,320	$22,063,589	$5,241,203	$38,362,868

Accumulated amortization

Balance at January 1, 2016	$—	$4,724,143	$16,279,451	$3,592,004	$24,595,598
Additions	—	1,367,370	1,716,836	639,860	3,724,066
Retirements	—	—	(4,787)	—	(4,787)

Balance at December 31, 2016	$—	$6,091,513	$17,991,500	$4,231,864	$28,314,877

Carrying amounts at December 31, 2016	$1,567,756	$3,398,807	$4,072,089	$1,009,339	$10,047,991

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2015	$1,567,756	$6,093,450	$18,532,060	$4,136,156	$30,329,422
Additions	—	2,112,572	854,962	586,511	3,554,045
Retirements	—	—	(101,218)	—	(101,218)
Effect of merger of subsidiary	—	193,037	11,730	—	204,767

Balance at December 31, 2015	$1,567,756	$8,399,059	$19,297,534	$4,722,667	$33,987,016

Accumulated amortization

Balance at January 1, 2015	$—	$3,605,977	$14,706,168	$3,020,467	$21,332,612
Additions	—	925,129	1,662,771	571,537	3,159,437
Retirements	—	—	(101,218)	—	(101,218)
Effect of merger of subsidiary	—	193,037	11,730	—	204,767

Balance at December 31, 2015	$—	$4,724,143	$16,279,451	$3,592,004	$24,595,598

Carrying amounts at December 31, 2015	$1,567,756	$3,674,916	$3,018,083	$1,130,663	$9,391,418

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for both December 31, 2016 and 2015 to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2016 and 2015, the Company did not recognize any impairment loss on goodwill.

14.	OTHER ASSETS

	December 31, 2016	December 31, 2015

Tax receivable	$2,182,159	$1,875,772
Prepaid expenses	821,648	1,185,194
Long-term receivable	—	360,000
Others	855	165

	$3,004,662	$3,421,131

Current portion	$3,004,662	$3,061,131
Noncurrent portion	—	360,000

	$3,004,662	$3,421,131

15.	SHORT-TERM LOANS

	December 31, 2016	December 31, 2015

Unsecured loans Amount	$57,958,200	$39,474,000

Original loan content
US$ (in thousands)	$1,800,000	$1,200,000
Annual interest rate	0.87%-1.07%	0.50%-0.77%
Maturity date	Due by January 2017	Due by February 2016

16.	PROVISIONS

	December 31, 2016	December 31, 2015

Sales returns and allowances	$16,991,612	$9,011,863
Warranties	28,187	46,304

	$17,019,799	$9,058,167

Current portion	$16,991,612	$9,011,863
Noncurrent portion (classified under other noncurrent liabilities)	28,187	46,304

	$17,019,799	$9,058,167

	Sales Returns and Allowances	Warranties	Total

Year ended December 31, 2016

Balance, beginning of year	$9,011,863	$46,304	$9,058,167
Provision (Reversal)	35,699,912	(13,629)	35,686,283
Payment	(27,720,163)	(4,488)	(27,724,651)

Balance, end of year	$16,991,612	$28,187	$17,019,799

Year ended December 31, 2015

Balance, beginning of year	$9,959,817	$—	$9,959,817
Provision (Reversal)	16,811,021	(222)	16,810,799
Payment	(17,758,975)	—	(17,758,975)
Effect of merger of subsidiary	—	46,526	46,526

Balance, end of year	$9,011,863	$46,304	$9,058,167

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

17.	BONDS PAYABLE

	December 31, 2016	December 31, 2015

Domestic unsecured bonds	$154,200,000	$166,200,000
Less: Current portion	(38,100,000)	(12,000,000)

	$116,100,000	$154,200,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above
	B	January 2012 to January 2019	7,000,000	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200,000	1.23%	The same as above
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-3	A	August 2013 to August 2017	$4,000,000	1.34%	Bullet repayment; interest payable annually
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above
	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

(Concluded)

18.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$1,735,492 thousand and NT$1,622,375 thousand in the parent company only statements of comprehensive income for the years ended December 31, 2016 and 2015, respectively.

b.	Defined benefit plans

The Company has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in the parent company only statements of comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2016	2015

Current service cost	$132,786	$149,216
Net interest expense	139,355	144,754

Components of defined benefit costs recognized in profit or loss	272,141	293,970

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	45,721	(13,707)
Actuarial loss arising from experience adjustments	38,195	297,077
Actuarial loss arising from changes in financial assumptions	694,632	544,333
Actuarial loss arising from changes in demographic assumptions	278,672	—

Components of defined benefit costs recognized in other comprehensive income	1,057,220	827,703

Total	$1,329,361	$1,121,673

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2016	2015

Cost of revenue	$176,977	$188,761
Research and development expenses	73,395	81,203
General and administrative expenses	17,367	19,091
Marketing expenses	4,402	4,915

	$272,141	$293,970

The amounts arising from the defined benefit obligation of the Company in the parent company only balance sheets were as follows:

	December 31, 2016	December 31, 2015

Present value of defined benefit obligation	$12,480,480	$11,318,174
Fair value of plan assets	(3,929,072)	(3,870,148)

Net defined benefit liability	$8,551,408	$7,448,026

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2016	2015

Balance, beginning of year	$11,318,174	$10,236,262
Current service cost	132,786	149,216
Interest expense	212,909	228,444
Remeasurement losses:
Actuarial loss arising from experience adjustments	38,195	297,077
Actuarial loss arising from changes in financial assumptions	694,632	544,333
Actuarial loss arising from changes in demographic assumptions	278,672	—
Benefits paid from plan assets	(194,888)	(146,136)
Effect of merger of subsidiary	—	8,978

Balance, end of year	$12,480,480	$11,318,174

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2016	2015

Balance, beginning of year	$3,870,148	$3,689,413
Interest income	73,554	83,690
Remeasurement gains (losses):
Return on plan assets (excluding amounts included in net interest expense)	(45,721)	13,707
Contributions from employer	225,979	220,496
Benefits paid from plan assets	(194,888)	(146,136)
Effect of merger of subsidiary	—	8,978

Balance, end of year	$3,929,072	$3,870,148

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2016	December 31, 2015

Cash	$818,426	$690,821
Equity instruments	1,852,950	2,070,142
Debt instruments	1,257,696	1,109,185

	$3,929,072	$3,870,148

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2016	December 31, 2015

Discount rate	1.50%	1.90%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$970,282 thousand and NT$844,058 thousand as of December 31, 2016 and 2015, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$951,424 thousand and NT$830,699 thousand as of December 31, 2016 and 2015, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the parent company only balance sheets.

The Company expects to make contributions of NT$232,759 thousand to the defined benefit plans in the next year starting from December 31, 2016. The weighted average duration of the defined benefit obligation is 14 years.

19.	GUARANTEE DEPOSITS

	December 31, 2016	December 31, 2015

Capacity guarantee	$20,929,350	$27,549,563
Others	176,992	172,624

	$21,106,342	$27,722,187

Current portion (classified under accrued expenses and other current liabilities)	$6,439,800	$6,167,813
Noncurrent portion	14,666,542	21,554,374

	$21,106,342	$27,722,187

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

20.	EQUITY

a.	Capital stock

	December 31, 2016	December 31, 2015

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2016, 1,072,194 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,360,968 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2016	December 31, 2015

Additional paid-in capital	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From share of changes in equities of subsidiaries	107,798	100,761
From share of changes in equities of associates	282,155	317,103
Donations	55	55

	$56,272,304	$56,300,215

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of the Company’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates may be used to offset a deficit.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to the Company’s Articles of Incorporation on profits distribution policy had been approved by the Company’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 28.

The Company’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2015 and 2014 earnings have been approved by the Company’s shareholders in its meetings held on June 7, 2016 and on June 9, 2015, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2015	Year 2014	Year 2015	Year 2014

Legal capital reserve	$30,657,384	$26,389,879
Cash dividends to shareholders	155,582,283	116,683,481	$6.0	$4.5

	$186,239,667	$143,073,360

The Company’s appropriations of earnings for 2016 had been approved in the meeting of the Board of Directors held on February 14, 2017. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2016

Legal capital reserve	$33,424,718
Cash dividends to shareholders	181,512,663	$7.0

	$214,937,381

The appropriations of earnings for 2016 are to be presented for approval in the Company’s shareholders’ meeting to be held on June 8, 2017 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(9,439,776)	—	—	(9,439,776)
Changes in fair value of available-for-sale financial assets	—	148,917	—	148,917
Cumulative gain reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(101,411)	—	(101,411)
Share of other comprehensive income of subsidiaries and associates	65,776	(714,991)	712	(648,503)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	(61,176)	—	(61,176)

Balance, end of year	$1,661,237	$2,641	$105	$1,663,983

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	6,525,608	—	—	6,525,608
Changes in fair value of available-for-sale financial assets	—	94,115	—	94,115

(Continued)

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Cumulative gain reclassified to profit or loss upon disposal of available-for-sale financial assets	$—	$(51)	$—	$(51)
Share of other comprehensive income of subsidiaries and associates	9,102	(20,592,836)	(313)	(20,584,047)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,126	2,051	11	5,188
Income tax effect	—	(15,991)	—	(15,991)

Balance, end of year	$11,039,949	$734,771	$(607)	$11,774,113

(Concluded)

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to the Company’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

21.	SHARE-BASED PAYMENT

The Company’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the Securities and Futures Bureau on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of stock options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each stock option eligible to subscribe for one common share of the Company when exercised. The stock options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of the Company’s common shares quoted on the TWSE on the grant date.

The Company did not issue employee stock option plans for years ended December 31, 2016 and 2015. Information about the Company’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2015

Balance, beginning of year	718	$47.2
Options exercised	(718)	47.2

Balance, end of year	—	—

Balance exercisable, end of year	—	—

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by the Company in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

22.	NET REVENUE

	Years Ended December 31
	2016	2015

Net revenue from sale of goods	$935,864,491	$836,546,605
Net revenue from royalties	522,800	500,283

	$936,387,291	$837,046,888

23.	OTHER INCOME

	Years Ended December 31
	2016	2015

Interest income
Bank deposits	$1,634,873	$1,655,118
Held-to-maturity financial assets	48,277	71,385

	1,683,150	1,726,503
Dividend income	133,653	113,359

	$1,816,803	$1,839,862

24.	FINANCE COSTS

	Years Ended December 31
	2016	2015
Interest expense
Corporate bonds	$2,353,251	$2,367,179
Bank loans	289,942	73,280

	$2,643,193	$2,440,459

25.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2016	2015

Gain on disposal of financial assets, net
Available-for-sale financial assets	$101,411	$51
Other gains	125,282	123,920
Net gain (loss) on financial instruments at FVTPL
Held for trading	899,991	(1,719,106)
Designated as at FVTPL	(76,691)	—
Gain (loss) on disposal of investments accounted for using equity method, net	(296,065)	2,419,785
Impairment loss of financial assets
Financial assets carried at cost	(4,537)	(21,437)
Other losses	(15,291)	(15,228)

	$734,100	$787,985

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2016	2015

Current income tax expense
Current tax expense recognized in the current year	$53,577,418	$45,633,743
Income tax adjustments on prior years	(1,039,175)	(979,196)
Other income tax adjustments	168,040	142,426

	52,706,283	44,796,973

Deferred income tax benefit
The origination and reversal of temporary differences	(1,764,503)	(1,382,142)

Income tax expense recognized in profit or loss	$50,941,780	$43,414,831

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2016	2015

Income before tax	$385,188,960	$349,988,668

Income tax expense at the statutory rate (17%)	$65,482,123	$59,498,074
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	121,152	(6,011,617)
Tax-exempt income	(19,075,801)	(21,760,175)
Additional income tax under the Alternative Minimum Tax Act	—	6,041,603

(Continued)

	Years Ended December 31
	2016	2015

Additional income tax on unappropriated earnings	$11,957,213	$12,103,200
The origination and reversal of temporary differences	(1,764,503)	(1,382,142)
Income tax credits	(4,907,269)	(4,237,342)

	51,812,915	44,251,601
Income tax adjustments on prior years	(1,039,175)	(979,196)
Other income tax adjustments	168,040	142,426

Income tax expense recognized in profit or loss	$50,941,780	$43,414,831

(Concluded)

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2016	2015

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$126,867	$99,324
Related to unrealized gain/loss on available-for-sale financial assets	(61,176)	(15,991)

	$65,691	$83,333

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the parent company only balance sheets was as follows:

	December 31, 2016	December 31, 2015

Deferred income tax assets
Temporary differences
Depreciation	$3,284,735	$1,874,632
Provision for sales returns and allowance	1,428,787	1,081,423
Net defined benefit liability	939,543	895,486
Unrealized loss on inventories	698,858	573,243
Others	94,858	81,891

	$6,446,781	$4,506,675

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(92,447)	$(31,271)
Unrealized exchange gains	(48,736)	—

	$(141,183)	$(31,271)

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Balance, End of Year

Year Ended December 31, 2016

Deferred income tax assets
Temporary differences
Depreciation	$1,874,632	$1,410,103	$—	3,284,735
Provision for sales returns and allowance	1,081,423	347,364	—	1,428,787
Net defined benefit liability	895,486	(82,810)	126,867	939,543
Unrealized loss on inventories	573,243	125,615	—	698,858
Others	81,891	12,967	—	94,858

	$4,506,675	$1,813,239	$126,867	$6,446,781

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(31,271)	$—	$(61,176)	$(92,447)
Unrealized exchange gains	—	(48,736)	—	(48,736)

	$(31,271)	$(48,736)	$(61,176)	$(141,183)

Year Ended December 31, 2015

Deferred income tax assets
Temporary differences
Depreciation	$610,819	$1,263,813	$—	$1,874,632
Provision for sales returns and allowance	1,195,178	(113,755)	—	1,081,423
Net defined benefit liability	787,492	8,670	99,324	895,486
Unrealized loss on inventories	547,249	25,994	—	573,243
Others	68,941	12,950	—	81,891

	$3,209,679	$1,197,672	$99,324	$4,506,675

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(15,280)	$—	$(15,991)	$(31,271)
Unrealized exchange gains	(184,470)	184,470	—	—

	$(199,750)	$184,470	$(15,991)	$(31,271)

d.	The deductible temporary differences for which no deferred income tax assets have been recognized in the parent company only financial statements

As of December 31, 2016 and 2015, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$1,919,784 thousand and NT$1,972,286 thousand, respectively.

e.	Unused tax-exemption information

As of December 31, 2016, the profits generated from the following projects of the Company are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2007	2014 to 2018
Construction and expansion of 2008	2015 to 2019
Construction and expansion of 2009	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2016 and 2015, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$83,181,401 thousand and NT$80,919,309 thousand, respectively.

g.	Integrated income tax information

	December 31, 2016	December 31, 2015

Balance of the Imputation
Credit Account	$82,072,562	$59,973,516

The estimated and actual creditable ratio for distribution of the Company’s earnings of 2016 and 2015 were 13.94% and 12.57%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the R.O.C. will be half of the original creditable ratio according to the revised Article 66 - 6 of the R.O.C. Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of the Company through 2013. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Years Ended December 31
	2016	2015

Basic EPS	$12.89	$11.82

Diluted EPS	$12.89	$11.82

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2016

Basic/Diluted EPS
Net income available to common shareholders	$334,247,180	25,930,380	$12.89

Year ended December 31, 2015

Basic EPS
Net income available to common shareholders	$306,573,837	25,930,288	$11.82

Effect of dilutive potential common shares	—	92

Diluted EPS
Net income available to common shareholders (including effect of dilutive potential common shares)	$306,573,837	25,930,380	$11.82

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2016	2015

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$197,595,313	$198,343,742
Recognized in operating expenses	16,357,124	14,925,181
Recognized in other operating income and expenses	24,887	24,887

	$213,977,324	$213,293,810

b. Amortization of intangible assets

Recognized in cost of revenue	$2,014,814	$1,605,572
Recognized in operating expenses	1,709,252	1,553,865

	$3,724,066	$3,159,437

c. Research and development costs expensed as incurred	$70,366,179	$64,831,860

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,735,492	$1,622,375
Defined benefit plans	272,141	293,970

	2,007,633	1,916,345
Other employee benefits	86,133,216	79,254,303

	$88,140,849	$81,170,648

(Continued)

	Years Ended December 31
	2016	2015

Employee benefits expense summarized by function
Recognized in cost of revenue	$53,109,947	$48,246,789
Recognized in operating expenses	35,030,902	32,923,859

	$88,140,849	$81,170,648

(Concluded)

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended the Company’s Articles of Incorporation approved by the Company’s shareholders in its meeting held on June 7, 2016, the Company shall allocate compensation to directors and profit sharing bonus to employees of the Company not more than 0.3% and not less than 1% of annual profits during the period, respectively. Prior to the amendments, the Company’s Articles of Incorporation provided that, when allocating the net profits for each fiscal year, the Company shall first set aside legal capital reserve and special capital reserve, then set aside not more than 0.3% of the balance as compensation to directors and not less than 1% as profit sharing bonus to employees, respectively.

The Company accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$22,418,339 thousand and NT$20,556,888 thousand for the years ended December 31, 2016 and 2015, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of the Company held on February 14, 2017 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016.

The Company’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to the Company’s shareholders in its meeting held on June 7, 2016, after the amended the Company’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the parent company only financial statements for the year ended December 31, 2015.

The Company’s profit sharing bonus to employees and compensation to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, had been approved by the shareholders in its meetings held on June 9, 2015. The aforementioned approved amount has no difference with the one recognized in the parent company only financial statements for the year ended December 31, 2014.

The information about the appropriations of the Company’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

30.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2016	December 31, 2015

Financial assets
FVTPL
Held for trading	$151,070	$6,026
Available-for-sale financial assets (Note)	3,279,220	1,050,645
Held-to-maturity financial assets	11,447,538	10,787,947
Loans and receivables
Cash and cash equivalents	249,878,563	264,493,583
Notes and accounts receivable (including related parties)	126,862,867	82,918,805
Other receivables	3,088,166	2,581,900
Refundable deposits	369,895	398,693

	$395,077,319	$362,237,599

Financial liabilities
FVTPL
Held for trading	$62,441	$45,254
Amortized cost
Short-term loans	57,958,200	39,474,000
Accounts payable (including related parties)	29,373,925	20,462,601
Payables to contractors and equipment suppliers	62,449,143	25,346,206
Accrued expenses and other current liabilities	19,485,257	16,797,935
Bonds payable (including long-term liabilities-current portion)	154,200,000	166,200,000
Other long-term payables (classified under accrued expenses and other current liabilities)	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities )	21,106,342	27,722,187

	$344,635,308	$296,066,183

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2016 and 2015 would have decreased by NT$116,345 thousand and NT$902,173 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at fixed interest rates and from fixed income securities. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows.

The Company classified fixed income securities as held-to-maturity financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2016 and 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2016 and 2015 would have decreased by NT$141,570 thousand and NT$44,410 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the parent company only balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2016 and 2015, the Company’s ten largest customers accounted for 74% and 67% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2016

Non-derivative financial liabilities

Short-term loans	$57,974,562	$—	$—	$—	$57,974,562
Accounts payable (including related parties)	29,373,925	—	—	—	29,373,925
Payables to contractors and equipment suppliers	62,449,143	—	—	—	62,449,143
Accrued expenses and other current liabilities	19,485,257	—	—	—	19,485,257
Bonds payable	40,067,749	61,831,777	35,340,742	22,979,426	160,219,694
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,439,800	13,056,592	1,609,950	—	21,106,342

	215,790,436	74,888,369	36,950,692	22,979,426	350,608,923

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	$26,366,343	$—	$—	$—	$26,366,343
Inflows	(26,490,320)	—	—	—	(26,490,320)

	(123,977)	—	—	—	(123,977)

Cross currency swap contracts
Outflows	5,478,066	—	—	—	5,478,066
Inflows	(5,487,600)	—	—	—	(5,487,600)

	(9,534)	—	—	—	(9,534)

	$215,656,925	$74,888,369	$36,950,692	$22,979,426	$350,475,412

December 31, 2015

Non-derivative financial liabilities

Short-term loans	$39,488,957	$—	$—	$—	$39,488,957
Accounts payable (including related parties)	20,462,601	—	—	—	20,462,601
Payables to contractors and equipment suppliers	25,346,206	—	—	—	25,346,206
Accrued expenses and other current liabilities	16,797,935	—	—	—	16,797,935
Bonds payable	14,338,760	65,859,591	68,378,787	25,981,316	174,558,454
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167,813	13,330,624	8,223,750	—	27,722,187

	122,620,272	79,190,215	76,602,537	25,981,316	304,394,340

Derivative financial instruments

Forward exchange contracts
Outflows	15,380,767	—	—	—	15,380,767
Inflows	(15,341,109)	—	—	—	(15,341,109)

	39,658	—	—	—	39,658

	$122,659,930	$79,190,215	$76,602,537	$25,981,316	$304,433,998

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the parent company only balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$140,094	$—	$140,094
Cross currency swap contracts	—	10,976	—	10,976

	$—	$151,070	$—	$151,070

Available-for-sale financial assets

Publicly traded stocks	$2,843,952	$—	$—	$2,843,952

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$62,441	$—	$62,441

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$6,026	$—	$6,026

Available-for-sale financial assets

Publicly traded stocks	$706,924	$—	$—	$706,924

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$45,254	$—	$45,254

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2016 and 2015, respectively.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2016 and 2015, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the parent company only financial statements approximate their fair values.

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Commercial paper	$8,628,176	$8,630,769	$—	$—
Corporate bonds/Bank debentures	2,819,362	2,821,660	7,787,947	7,792,428
Structured product	—	—	3,000,000	2,995,731

Financial liabilities

Measured at amortized cost
Bonds payable	154,200,000	155,930,125	166,200,000	167,709,976

Fair value hierarchy

The table below sets out the balances for the Company’s assets and liabilities that are not measured at fair value but for which the fair value is disclosed:

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Commercial paper	$—	$8,630,769	$—	$8,630,769
Corporate bonds	2,821,660	—	—	2,821,660

	$2,821,660	$8,630,769	$—	$11,452,429

Liabilities

Measured at amortized cost
Bonds payable	$155,930,125	$—	$—	$155,930,125

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$7,792,428	$—	$—	$7,792,428
Structured product	—	2,995,731	—	2,995,731

	$7,792,428	$2,995,731	$—	$10,788,159

Liabilities

Measured at amortized cost
Bonds payable	$167,709,976	$—	$—	$167,709,976

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in commercial paper and structured product, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

31.	RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.	Net revenue

		Years Ended December 31
		2016	2015

Item	Related Party Categories

Net revenue from sale of goods	Subsidiaries	$633,923,575	$564,722,352
	Associates	5,084,397	3,356,734
	Joint venture of the Company’s subsidiaries	—	1,206

		$639,007,972	$568,080,292

Net revenue from royalties	Subsidiaries	$355	$457
	Associates	516,749	489,420

		$517,104	$489,877

b.	Purchases

	Years Ended December 31
	2016	2015

Related Party Categories

Subsidiaries	$27,788,470	$31,090,925
Associates	10,107,719	11,126,415

	$37,896,189	$42,217,340

c.	Receivables from related parties

		December 31, 2016	December 31, 2015

Item	Related Party Categories

Receivables from related parties	Subsidiaries	$85,913,783	$56,798,070
	Associates	931,787	484,612

		$86,845,570	$57,282,682

Other receivables from related parties	Subsidiaries	$802,179	$330,456
	Associates	146,621	124,871

		$948,800	$455,327

d.	Payables to related parties

		December 31, 2016	December 31, 2015

Item	Related Party Categories

Payables to related parties	Subsidiaries	$3,579,248	$2,609,731
	Associates	1,260,753	1,149,900

		$4,840,001	$3,759,631

e.	Acquisition of property, plant and equipment and intangible assets

	Acquisition Price
	Years Ended December 31
	2016	2015

Related Party Categories

Subsidiaries	$—	$41,146
Associates	—	26,207

	$—	$67,353

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2016	2015

Related Party Categories

Subsidiaries	$10,622	$183,838

	Gains
	Years Ended December 31
	2016	2015

Related Party Categories

Subsidiaries	$49,108	$41,583

	Deferred Gains from Disposal of Property, Plant and Equipment
	December 31, 2016	December 31, 2015

Related Party Categories

Subsidiaries	$144,689	$183,175

g.	Others

		Years Ended December 31
		2016	2015

Item	Related Party Categories

Manufacturing expenses	Subsidiaries	$15,954	$806
	Associates	1,376,763	2,321,774
	Joint venture of the Company’s subsidiaries	—	12,819

		$1,392,717	$2,335,399

Research and development expenses	Subsidiaries	$2,179,813	$2,070,611
	Associates	161,671	142,833
	Joint venture of the Company’s subsidiaries	—	1,398

		$2,341,484	$2,214,842

Marketing expenses - commission	Subsidiaries	$873,117	$782,254

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment, factory and office from Xintec and VIS. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly or monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2016 and 2015 were as follows:

	Years Ended December 31
	2016	2015

Short-term employee benefits	$1,926,654	$1,798,390
Post-employment benefits	3,617	10,567

	$1,930,271	$1,808,957

The compensation to directors and other key management personnel were determined by the Compensation Committee of the Company in accordance with the individual performance and the market trends.

32.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land. These operating leases expire between January 2017 and March 2035 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2016	2015

Minimum lease payments	$815,178	$720,494

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2016	December 31, 2015

Not later than 1 year	$777,233	$742,592
Later than 1 year and not later than 5 years	2,683,437	2,574,330
Later than 5 years	5,300,624	5,398,730

	$8,761,294	$8,715,652

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2016, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2016.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, the Company, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of the Company and TSMC North America, dismissing all of Keranos’ claims against the Company and TSMC North America with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. In January 2017, the Texas court dismissed all of Keranos’s claims against the Company and TSMC North America with prejudice, and dismissed the Company’s and TSMC North America’s counterclaims without prejudice. The case is over as to the Company and TSMC North America.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing the Company, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of the Company and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. In February 2017, the Court dismissed all of Ziptronix’s claims against the Company and TSMC North America with prejudice.

e.	The Company joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby the Company shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of December 31, 2016, the Company has paid EUR228,603 thousand to ASML under the research and development funding agreement.

f.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of the Company and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. In April 2016, the District Court litigation between the parties and the related Federal Circuit appeal were dismissed, and the appeal proceeding of the PTAB’s decision is also over as to the Company.

g.	As of December 31, 2016, the Company provided financial guarantees of NT$37,028,850 thousand to its subsidiary, TSMC Global, in respect of the issuance of unsecured corporate bonds.

h.	As of December 31, 2016, the Company provided endorsement guarantees of NT$2,679,385 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.

34.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized related earthquake losses of NT$2,492,138 thousand, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue.

35.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2016

Financial assets

Monetary items
USD	$4,583,146	32.199	$147,572,712
EUR	19,545	34.30	670,405
JPY	36,963,829	0.2775	10,257,463
Non-monetary items
HKD	257,056	4.15	1,066,780

Financial liabilities

Monetary items
USD	3,981,333	32.199	128,194,952
EUR	183,821	34.30	6,305,052
JPY	60,843,106	0.2775	16,883,962

December 31, 2015

Financial assets

Monetary items
USD	3,075,149	32.895	101,157,030
EUR	43,050	36.00	1,549,813
JPY	9,626,627	0.2733	2,630,957
Non-monetary items
HKD	166,727	4.24	706,924

Financial liabilities

Monetary items
USD	2,925,009	32.895	96,218,162
EUR	43,293	36.00	1,558,534
JPY	25,993,829	0.2733	7,104,113

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

The realized and unrealized foreign exchange gain and loss were net gains of NT$609,345 thousand and NT$2,698,396 thousand for the years ended December 31, 2016 and 2015, respectively. Since there were varieties of foreign currency transactions of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for the Company:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in mainland China): Please see Table 8 attached;

k.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 31.

37.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (RMB in Thousands) (Note 2)		Ending Balance (RMB in Thousands) (Note 2)		Amount Actually Drawn (RMB in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing (Note 3)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits
																Item	Value
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	21,313,180 4,600,000)	$ (RMB	21,313,180 4,600,000)	$ (RMB	4,169,970 900,000)	0.35%-1.5%	The need for short-term/ long-term financing (Note 3)	$—	Operating capital	$—	—	$—	$42,850,549 (Note 1)	$42,850,549 (Note 1)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to 100% owned subsidiaries by TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries, which are not located in Taiwan, directly or indirectly wholly owned by TSMC, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending and the total amount lending limit for such borrower still shall not exceed the net worth of TSMC China.
Note 2:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 3:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$347,312,065	$ (US$	48,298,500 1,500,000)	$ (US$	37,028,850 1,150,000)	$ (US$	37,028,850 1,150,000)	$—	2.67%	$347,312,065	Yes	No	No
		TSMC North America	Subsidiary	347,312,065	(US$	2,679,385 83,213)	(US$	2,679,385 83,213)	(US$	2,679,385 83,213)	—	0.19%	347,312,065	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		$1,967,303	N/A		$1,969,240
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		400,250	N/A		400,389
	Taiwan Power Company	—	”	—		200,848	N/A		200,865
	Nan Ya Plastics Corporation	—	”	—		150,742	N/A		150,763
	Formosa Petrochemical Corporation	—	”	—		100,219	N/A		100,403

	Commercial paper
	Taiwan Power Company	—	Held-to-maturity financial assets	865		8,628,176	N/A		8,630,769

	Stock
	Motech	—	Available-for-sale financial assets	58,320		1,650,450	12		1,650,450
	Semiconductor Manufacturing International Corporation	—	”	21,105		1,066,780	1		1,066,780
	RichWave Technology Corp.	—	”	2,208		126,722	4		126,722
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	2,560		18,121	2		18,121

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		11,259	12		11,259
	Crimson Asia Capital	—	”	—		8,263	1		8,263

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	13		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	7,291	9	US$	7,291
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Bank of America Corp.	—	Available-for-sale financial assets	—	US$	29,886	N/A	US$	29,886
	JPMorgan Chase & Co.	—	”	—	US$	26,231	N/A	US$	26,231
	Morgan Stanley	—	”	—	US$	25,451	N/A	US$	25,451
	Goldman Sachs Group Inc.	—	”	—	US$	18,769	N/A	US$	18,769
	Verizon Communications	—	”	—	US$	17,059	N/A	US$	17,059
	Citigroup Inc.	—	”	—	US$	16,819	N/A	US$	16,819
	Abbvie Inc.	—	”	—	US$	13,850	N/A	US$	13,850
	AT&T Inc.	—	”	—	US$	13,332	N/A	US$	13,332
	Gilead Sciences Inc.	—	”	—	US$	11,850	N/A	US$	11,850
	Aetna Inc.	—	”	—	US$	11,618	N/A	US$	11,618
	PNC Bank NA	—	”	—	US$	11,598	N/A	US$	11,598
	Capital One NA	—	”	—	US$	10,533	N/A	US$	10,533
	Oracle Corp.	—	”	—	US$	10,405	N/A	US$	10,405

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Svenska Handelsbanken AB	—	Available-for-sale financial assets	—	US$	9,837	N/A	US$	9,837
	CVS Health Corp.	—	”	—	US$	9,736	N/A	US$	9,736
	Westpac Banking Corp.	—	”	—	US$	8,905	N/A	US$	8,905
	Anheuser Busch InBev Fin.	—	”	—	US$	8,737	N/A	US$	8,737
	Ford Motor Credit Co LLC	—	”	—	US$	8,681	N/A	US$	8,681
	Analog Devices, Inc.	—	”	—	US$	8,619	N/A	US$	8,619
	Teva Pharmaceuticals Netherlands	—	”	—	US$	8,467	N/A	US$	8,467
	American Intl. Group	—	”	—	US$	7,944	N/A	US$	7,944
	Credit Suisse New York	—	”	—	US$	7,267	N/A	US$	7,267
	BB&T Corporation	—	”	—	US$	7,189	N/A	US$	7,189
	BMW US Capital LLC	—	”	—	US$	7,180	N/A	US$	7,180
	Pricoa Global Funding I	—	”	—	US$	7,140	N/A	US$	7,140
	Daimler Finance NA LLC.	—	”	—	US$	7,101	N/A	US$	7,101
	Bank of Ny Mellon Corp.	—	”	—	US$	7,006	N/A	US$	7,006
	BP Capital Markets PLC	—	”	—	US$	6,658	N/A	US$	6,658
	ERAC USA Finance LLC	—	”	—	US$	6,623	N/A	US$	6,623
	Duke Energy Corp.	—	”	—	US$	6,535	N/A	US$	6,535
	Southern Co.	—	”	—	US$	6,510	N/A	US$	6,510
	Ventas Realty LP/Cap Crp.	—	”	—	US$	6,429	N/A	US$	6,429
	Citizens Bank NA/RI	—	”	—	US$	6,331	N/A	US$	6,331
	Suntrust Banks Inc.	—	”	—	US$	6,203	N/A	US$	6,203
	Welltower Inc.	—	”	—	US$	6,145	N/A	US$	6,145
	Wells Fargo & Company	—	”	—	US$	6,127	N/A	US$	6,127
	American Express Credit	—	”	—	US$	6,045	N/A	US$	6,045
	Berkshire Hathaway Fin.	—	”	—	US$	6,017	N/A	US$	6,017
	Skandinaviska Enskilda Banken AB	—	”	—	US$	6,001	N/A	US$	6,001
	Sysco Corporation	—	”	—	US$	5,978	N/A	US$	5,978
	Express Scripts Holding	—	”	—	US$	5,899	N/A	US$	5,899
	Toronto Dominion Bank	—	”	—	US$	5,806	N/A	US$	5,806
	Groupe Danone S.A.	—	”	—	US$	5,763	N/A	US$	5,763
	Shell International Fin.	—	”	—	US$	5,713	N/A	US$	5,713
	Toyota Motor Credit Corp.	—	”	—	US$	5,633	N/A	US$	5,633
	TIAA Asset Management Finance LLC	—	”	—	US$	5,617	N/A	US$	5,617
	ABN AMRO Bank N.V.	—	”	—	US$	5,572	N/A	US$	5,572
	Protective Life Global Funding	—	”	—	US$	5,552	N/A	US$	5,552
	Key Bank N.A.	—	”	—	US$	5,532	N/A	US$	5,532
	Mitsubishi UFJ Fin Grp.	—	”	—	US$	5,524	N/A	US$	5,524
	Cisco Systems Inc.	—	”	—	US$	5,511	N/A	US$	5,511
	Hyundai Capital America	—	”	—	US$	5,471	N/A	US$	5,471
	New York Life Global FDG	—	”	—	US$	5,445	N/A	US$	5,445
	Siemens Financieringsmat	—	”	—	US$	5,357	N/A	US$	5,357
	Fifth Third Bank	—	”	—	US$	5,341	N/A	US$	5,341
	Aviation Capital Group	—	”	—	US$	5,144	N/A	US$	5,144
	Sempra Energy	—	”	—	US$	5,144	N/A	US$	5,144
	Intl. Bank Recon. & Development	—	”	—	US$	5,137	N/A	US$	5,137
	HSBC Holdings PLC	—	”	—	US$	5,124	N/A	US$	5,124
	UBS AG Stamford CT	—	”	—	US$	5,017	N/A	US$	5,017
	Sumitomo Mitsui Trust Bank, Limited	—	”	—	US$	5,008	N/A	US$	5,008
	Macquarie Group Ltd.	—	”	—	US$	4,984	N/A	US$	4,984
	Reliance Stand Life II	—	”	—	US$	4,925	N/A	US$	4,925

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Dominion Resources Inc.	—	Available-for-sale financial assets	—	US$	4,907	N/A	US$	4,907
	Walgreens Boots Alliance	—	”	—	US$	4,905	N/A	US$	4,905
	Swedbank AB	—	”	—	US$	4,839	N/A	US$	4,839
	Air Liquide Finance	—	”	—	US$	4,696	N/A	US$	4,696
	ING Bank N.V.	—	”	—	US$	4,692	N/A	US$	4,692
	Jackson Natl Life Global	—	”	—	US$	4,570	N/A	US$	4,570
	Mondelez International	—	”	—	US$	4,527	N/A	US$	4,527
	Mizuho Financial Group	—	”	—	US$	4,436	N/A	US$	4,436
	Enel Finance Intl N.V.	—	”	—	US$	4,402	N/A	US$	4,402
	CA, Inc.	—	”	—	US$	4,353	N/A	US$	4,353
	Deutsche Telekom International Fin.	—	”	—	US$	4,340	N/A	US$	4,340
	Oaktree Capital Management, L.P.	—	”	—	US$	4,316	N/A	US$	4,316
	Twenty-First Century Fox Inc.	—	”	—	US$	4,271	N/A	US$	4,271
	Lloyds Bank PLC	—	”	—	US$	4,220	N/A	US$	4,220
	Schlumberger Hldgs Corp.	—	”	—	US$	4,150	N/A	US$	4,150
	Nextera Energy Capital	—	”	—	US$	4,067	N/A	US$	4,067
	Keycorp Pty Ltd.	—	”	—	US$	4,043	N/A	US$	4,043
	Ameren Corp.	—	”	—	US$	4,017	N/A	US$	4,017
	Pepsico Inc.	—	”	—	US$	4,004	N/A	US$	4,004
	State Street Corp.	—	”	—	US$	3,995	N/A	US$	3,995
	United Technologies Corporation	—	”	—	US$	3,968	N/A	US$	3,968
	Fortive Corporation	—	”	—	US$	3,941	N/A	US$	3,941
	Wells Fargo Bank NA	—	”	—	US$	3,880	N/A	US$	3,880
	Autozone Inc.	—	”	—	US$	3,803	N/A	US$	3,803
	Husky Energy Inc.	—	”	—	US$	3,775	N/A	US$	3,775
	Sumitomo Mitsui Financial Group	—	”	—	US$	3,772	N/A	US$	3,772
	Fifth Third Bancorp	—	”	—	US$	3,771	N/A	US$	3,771
	Ryder System Inc.	—	”	—	US$	3,730	N/A	US$	3,730
	Anheuser Busch InBev Worldwide Inc.	—	”	—	US$	3,659	N/A	US$	3,659
	US Bank NA Cincinnati	—	”	—	US$	3,568	N/A	US$	3,568
	UBS Group Funding	—	”	—	US$	3,547	N/A	US$	3,547
	BAT Intl Finance PLC	—	”	—	US$	3,497	N/A	US$	3,497
	Credit Agricole London	—	”	—	US$	3,331	N/A	US$	3,331
	Lam Research Corp.	—	”	—	US$	3,218	N/A	US$	3,218
	Time Warner Inc.	—	”	—	US$	3,022	N/A	US$	3,022
	Canadian Imperial Bank	—	”	—	US$	3,002	N/A	US$	3,002
	BNP Paribas New York Branch	—	”	—	US$	3,000	N/A	US$	3,000
	Suncorp Metway Ltd.	—	”	—	US$	2,983	N/A	US$	2,983
	Corpoerative Centrale	—	”	—	US$	2,974	N/A	US$	2,974
	Microsoft Corp.	—	”	—	US$	2,905	N/A	US$	2,905
	HSBC USA Inc.	—	”	—	US$	2,869	N/A	US$	2,869
	Rabobank Nederland NY	—	”	—	US$	2,855	N/A	US$	2,855
	Principal Life Global Funding II	—	”	—	US$	2,782	N/A	US$	2,782
	KfW	—	”	—	US$	2,748	N/A	US$	2,748
	PartnerRe Finance B LLC	—	”	—	US$	2,709	N/A	US$	2,709
	Sprint Spectrum L.P.	—	”	—	US$	2,705	N/A	US$	2,705
	Apple Inc.	—	”	—	US$	2,607	N/A	US$	2,607
	Exelon Generation Co. LLC	—	”	—	US$	2,584	N/A	US$	2,584
	MetLife Global Funding I	—	”	—	US$	2,524	N/A	US$	2,524
	Unitedhealth Group Inc.	—	”	—	US$	2,500	N/A	US$	2,500

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Toronto Domin Holding	—	Available-for-sale financial assets	—	US$	2,478	N/A	US$	2,478
	Nordea Bank AB	—	”	—	US$	2,457	N/A	US$	2,457
	Commonwealth Bank Australia NY	—	”	—	US$	2,404	N/A	US$	2,404
	Marriott International, Inc.	—	”	—	US$	2,399	N/A	US$	2,399
	Dow Chemical Co/The	—	”	—	US$	2,357	N/A	US$	2,357
	Mckesson Corp.	—	”	—	US$	2,253	N/A	US$	2,253
	Public Service Colorado	—	”	—	US$	2,166	N/A	US$	2,166
	Allied World Assurance	—	”	—	US$	2,155	N/A	US$	2,155
	Celgene Corp.	—	”	—	US$	2,115	N/A	US$	2,115
	Stancorp Financial Group	—	”	—	US$	2,097	N/A	US$	2,097
	Johnson Controls International PLC	—	”	—	US$	2,052	N/A	US$	2,052
	The Bear Stearns Companies LLC.	—	”	—	US$	2,011	N/A	US$	2,011
	British Telecommunications PLC	—	”	—	US$	2,011	N/A	US$	2,011
	Erste Bank der oesterreichischen Sparkassen AG	—	”	—	US$	2,000	N/A	US$	2,000
	Norinchukin Bank	—	”	—	US$	2,000	N/A	US$	2,000
	Nordic Investment Bank	—	”	—	US$	1,996	N/A	US$	1,996
	FMS Wertmanagement	—	”	—	US$	1,995	N/A	US$	1,995
	Asian Development Bank	—	”	—	US$	1,994	N/A	US$	1,994
	Kells Funding LLC	—	”	—	US$	1,993	N/A	US$	1,993
	Magellan Midstream Partners LP	—	”	—	US$	1,971	N/A	US$	1,971
	Stryker Corp.	—	”	—	US$	1,951	N/A	US$	1,951
	National Australia Bank/NY	—	”	—	US$	1,944	N/A	US$	1,944
	Huntington National Bank	—	”	—	US$	1,911	N/A	US$	1,911
	BPCE SA	—	”	—	US$	1,910	N/A	US$	1,910
	Sumitomo Mitsui Banking	—	”	—	US$	1,898	N/A	US$	1,898
	Royal Bank of Canada	—	”	—	US$	1,893	N/A	US$	1,893
	Oncor Electric Delivery	—	”	—	US$	1,853	N/A	US$	1,853
	WestRock RKT Company	—	”	—	US$	1,843	N/A	US$	1,843
	Orange S.A.	—	”	—	US$	1,824	N/A	US$	1,824
	Regency Centers, L.P.	—	”	—	US$	1,817	N/A	US$	1,817
	LyondellBasell Industries N.V.	—	”	—	US$	1,796	N/A	US$	1,796
	Aust. & NZ Banking Grp. NY	—	”	—	US$	1,794	N/A	US$	1,794
	Southern Power Company	—	”	—	US$	1,785	N/A	US$	1,785
	Dominion Gas Holdings, LLC	—	”	—	US$	1,764	N/A	US$	1,764
	Cardinal Health Inc.	—	”	—	US$	1,754	N/A	US$	1,754
	Kimco Realty Corp.	—	”	—	US$	1,739	N/A	US$	1,739
	Amgen Inc.	—	”	—	US$	1,706	N/A	US$	1,706
	Tyson Foods, Inc.	—	”	—	US$	1,704	N/A	US$	1,704
	Enterprise Products Operating, LLC	—	”	—	US$	1,697	N/A	US$	1,697
	Deutsche Bank AG, London	—	”	—	US$	1,644	N/A	US$	1,644
	Pacific Gas & Electric	—	”	—	US$	1,633	N/A	US$	1,633
	Trans Canada Pipelines	—	”	—	US$	1,566	N/A	US$	1,566
	African Development Bank	—	”	—	US$	1,562	N/A	US$	1,562
	Capital One Bank (USA), NA	—	”	—	US$	1,553	N/A	US$	1,553
	Branch Banking & Trust	—	”	—	US$	1,532	N/A	US$	1,532
	Simon Property Group LP	—	”	—	US$	1,507	N/A	US$	1,507
	Halliburton Co.	—	”	—	US$	1,505	N/A	US$	1,505
	Pfizer Inc.	—	”	—	US$	1,491	N/A	US$	1,491
	Standard Chartered PLC	—	”	—	US$	1,487	N/A	US$	1,487
	Suncor Energy, Inc.	—	”	—	US$	1,482	N/A	US$	1,482
(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Westpac Banking Corp.	—	Available-for-sale financial assets	—	US$	1,481	N/A	US$	1,481
	Procter & Gamble Co/The	—	”	—	US$	1,472	N/A	US$	1,472
	HSBC Bank PLC	—	”	—	US$	1,468	N/A	US$	1,468
	Guardian Life Global Funding	—	”	—	US$	1,461	N/A	US$	1,461
	General Electric Co.	—	”	—	US$	1,417	N/A	US$	1,417
	Eastman Chemical Company	—	”	—	US$	1,407	N/A	US$	1,407
	ConocoPhillips	—	”	—	US$	1,396	N/A	US$	1,396
	Walt Disney Company/The	—	”	—	US$	1,396	N/A	US$	1,396
	PacifiCorp	—	”	—	US$	1,387	N/A	US$	1,387
	Deutsche Bank AG	—	”	—	US$	1,351	N/A	US$	1,351
	Biogen Inc.	—	”	—	US$	1,343	N/A	US$	1,343
	IBM Corp.	—	”	—	US$	1,308	N/A	US$	1,308
	Eaton Corp.	—	”	—	US$	1,307	N/A	US$	1,307
	Santander UK PLC	—	”	—	US$	1,289	N/A	US$	1,289
	Philip Morris Intl Inc.	—	”	—	US$	1,287	N/A	US$	1,287
	Equifax Inc.	—	”	—	US$	1,282	N/A	US$	1,282
	American Airlines 2013-2	—	”	—	US$	1,278	N/A	US$	1,278
	Visa Inc.	—	”	—	US$	1,277	N/A	US$	1,277
	Nissan Motor Acceptance	—	”	—	US$	1,256	N/A	US$	1,256
	Kroger Co.	—	”	—	US$	1,254	N/A	US$	1,254
	CSX Corp.	—	”	—	US$	1,248	N/A	US$	1,248
	Banque Fed Cred Mutuel	—	”	—	US$	1,178	N/A	US$	1,178
	ONEOK Partners LP	—	”	—	US$	1,160	N/A	US$	1,160
	Corning Inc.	—	”	—	US$	1,142	N/A	US$	1,142
	Public Service Enterprise Group Inc.	—	”	—	US$	1,138	N/A	US$	1,138
	ERP Operating LP	—	”	—	US$	1,123	N/A	US$	1,123
	Berkshire Hathaway Inc.	—	”	—	US$	1,119	N/A	US$	1,119
	Chevron Corp.	—	”	—	US$	1,103	N/A	US$	1,103
	Medtronic Inc.	—	”	—	US$	1,098	N/A	US$	1,098
	Wesfarmers Ltd.	—	”	—	US$	1,094	N/A	US$	1,094
	Marsh & Mclennan Cos Inc.	—	”	—	US$	1,088	N/A	US$	1,088
	International Paper Company	—	”	—	US$	1,080	N/A	US$	1,080
	BNP Paribas	—	”	—	US$	1,071	N/A	US$	1,071
	Cigna Corporation	—	”	—	US$	1,069	N/A	US$	1,069
	Comcast Corp.	—	”	—	US$	1,056	N/A	US$	1,056
	Merck & Co Inc.	—	”	—	US$	1,055	N/A	US$	1,055
	EOG Resources, Inc.	—	”	—	US$	1,053	N/A	US$	1,053
	Berkshire Hathaway Energy Co.	—	”	—	US$	1,051	N/A	US$	1,051
	Lincoln National Corp.	—	”	—	US$	1,048	N/A	US$	1,048
	Macy’s Retail Holdings Inc.	—	”	—	US$	1,027	N/A	US$	1,027
	Statoil ASA	—	”	—	US$	1,020	N/A	US$	1,020
	Amazon.com Inc.	—	”	—	US$	1,019	N/A	US$	1,019
	Altera Corp.	—	”	—	US$	1,017	N/A	US$	1,017
	HP Enterprise Co.	—	”	—	US$	1,010	N/A	US$	1,010
	Home Depot Inc.	—	”	—	US$	1,009	N/A	US$	1,009
	Realty Income Corp.	—	”	—	US$	1,008	N/A	US$	1,008
	Manuf & Traders Trust Co.	—	”	—	US$	1,007	N/A	US$	1,007
	Carnival Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	John Deere Capital Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	Macquarie Bank Ltd.	—	”	—	US$	1,003	N/A	US$	1,003

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Caterpillar Financial Services Corp.	—	Available-for-sale financial assets	—	US$	1,000	N/A	US$	1,000
	Nisource Finance Corp.	—	”	—	US$	996	N/A	US$	996
	Georgia-Pacific LLC	—	”	—	US$	988	N/A	US$	988
	Duke Realty LP	—	”	—	US$	972	N/A	US$	972
	Texas Eastern Transmission, LP	—	”	—	US$	972	N/A	US$	972
	Duke Energy Progress Inc.	—	”	—	US$	962	N/A	US$	962
	Glaxosmithkline Cap. Inc.	—	”	—	US$	950	N/A	US$	950
	Southern Electric Generating Company	—	”	—	US$	909	N/A	US$	909
	Lockheed Martin Corp.	—	”	—	US$	904	N/A	US$	904
	Svenska Handelsbanken AB (publ)	—	”	—	US$	891	N/A	US$	891
	AXA Financial, Inc.	—	”	—	US$	886	N/A	US$	886
	Federal Realty Invs Trust	—	”	—	US$	883	N/A	US$	883
	Mastercard Inc.	—	”	—	US$	855	N/A	US$	855
	Nucor Corporation	—	”	—	US$	843	N/A	US$	843
	AXIS Specialty Finance PLC	—	”	—	US$	821	N/A	US$	821
	Pacific LifeCorp	—	”	—	US$	816	N/A	US$	816
	Bank Of Montreal	—	”	—	US$	812	N/A	US$	812
	Societe Generale Group	—	”	—	US$	810	N/A	US$	810
	Xylem Inc.	—	”	—	US$	809	N/A	US$	809
	Manulife Financial Corporation	—	”	—	US$	804	N/A	US$	804
	Cox Communications, Inc.	—	”	—	US$	791	N/A	US$	791
	Koninklijke Philips N.V.	—	”	—	US$	786	N/A	US$	786
	CMS Energy Corp.	—	”	—	US$	772	N/A	US$	772
	Crown Castle Towers LLC	—	”	—	US$	758	N/A	US$	758
	HCP Inc.	—	”	—	US$	751	N/A	US$	751
	Southern Railway Co.	—	”	—	US$	741	N/A	US$	741
	DTE Electric Company	—	”	—	US$	718	N/A	US$	718
	Baker Hughes Incorporated	—	”	—	US$	714	N/A	US$	714
	Regions Financial Corporation	—	”	—	US$	710	N/A	US$	710
	Total Capital International S.A.	—	”	—	US$	703	N/A	US$	703
	Continental Airlines Inc.	—	”	—	US$	700	N/A	US$	700
	TTX Co.	—	”	—	US$	700	N/A	US$	700
	Scentre Group	—	”	—	US$	699	N/A	US$	699
	Air Lease Corporation	—	”	—	US$	696	N/A	US$	696
	Cargill, Incorporated	—	”	—	US$	693	N/A	US$	693
	Danske Bank A/S	—	”	—	US$	689	N/A	US$	689
	Entergy Louisiana, LLC	—	”	—	US$	676	N/A	US$	676
	Ohio Power Company	—	”	—	US$	669	N/A	US$	669
	National Retail Properties, Inc.	—	”	—	US$	663	N/A	US$	663
	Capital One Financial Co.	—	”	—	US$	661	N/A	US$	661
	Liberty Property LP	—	”	—	US$	638	N/A	US$	638
	Grupo Bimbo, S.A.B. de C.V.	—	”	—	US$	637	N/A	US$	637
	Potash Corp Saskatchewan Inc.	—	”	—	US$	637	N/A	US$	637
	ABC Inc.	—	”	—	US$	621	N/A	US$	621
	Life Technologies Corp.	—	”	—	US$	620	N/A	US$	620
	Dr Pepper Snapple Group, Inc.	—	”	—	US$	614	N/A	US$	614
	Kimberly Clark Corp.	—	”	—	US$	604	N/A	US$	604
	Bayer US Finance LLC	—	”	—	US$	599	N/A	US$	599
	CenterPoint Energy Resources	—	”	—	US$	594	N/A	US$	594
	Host Hotels & Resorts, Inc.	—	”	—	US$	590	N/A	US$	590

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	MUFG Union Bank, N.A.	—	Available-for-sale financial assets	—	US$	586	N/A	US$	586
	AvalonBay Communities Inc.	—	”	—	US$	581	N/A	US$	581
	Bunge Limited Finance Corp.	—	”	—	US$	573	N/A	US$	573
	Boston Properties LP	—	”	—	US$	562	N/A	US$	562
	Nordstrom Inc.	—	”	—	US$	553	N/A	US$	553
	Caisse Centrale Desjardins	—	”	—	US$	549	N/A	US$	549
	Digital Realty Trust, L.P.	—	”	—	US$	544	N/A	US$	544
	Mcdonald’s Corp.	—	”	—	US$	543	N/A	US$	543
	Southwestern Electric Power Company	—	”	—	US$	543	N/A	US$	543
	Prudential Financial Inc.	—	”	—	US$	540	N/A	US$	540
	O’Reilly Automotive Inc.	—	”	—	US$	537	N/A	US$	537
	TD Ameritrade Holding Corp.	—	”	—	US$	535	N/A	US$	535
	American Express Co.	—	”	—	US$	531	N/A	US$	531
	Burlington Northern Santa Fe Corp.	—	”	—	US$	526	N/A	US$	526
	Inter-American Development Bank	—	”	—	US$	507	N/A	US$	507
	PSEG Power LLC	—	”	—	US$	504	N/A	US$	504
	CBS Corp.	—	”	—	US$	503	N/A	US$	503
	Comerica Inc.	—	”	—	US$	474	N/A	US$	474
	Honeywell International Inc.	—	”	—	US$	464	N/A	US$	464
	Nationwide Building Society	—	”	—	US$	445	N/A	US$	445
	Valero Energy Corp.	—	”	—	US$	441	N/A	US$	441
	Blackstone Holdings Finance Co., LLC	—	”	—	US$	429	N/A	US$	429
	Exxon Mobil Corporation	—	”	—	US$	400	N/A	US$	400
	Conocophillips Company	—	”	—	US$	399	N/A	US$	399
	Volkswagen Group of America, Inc.	—	”	—	US$	398	N/A	US$	398
	First Niagara Financial Group, Inc.	—	”	—	US$	394	N/A	US$	394
	Aon Corp.	—	”	—	US$	394	N/A	US$	394
	Nationwide Financial Service, Inc.	—	”	—	US$	382	N/A	US$	382
	American Honda Finance	—	”	—	US$	368	N/A	US$	368
	Wm. Wrigley Jr. Co.	—	”	—	US$	353	N/A	US$	353
	Metlife Inc.	—	”	—	US$	329	N/A	US$	329
	Pearson Dol Fin Two PLC	—	”	—	US$	315	N/A	US$	315
	Barclays Bank PLC	—	”	—	US$	292	N/A	US$	292
	BAE Systems Holdings, Inc.	—	”	—	US$	292	N/A	US$	292
	EMD Finance LLC	—	”	—	US$	278	N/A	US$	278
	Mattel Inc.	—	”	—	US$	268	N/A	US$	268
	U.S. Bancorp	—	”	—	US$	262	N/A	US$	262
	Nomura Holdings Inc.	—	”	—	US$	252	N/A	US$	252
	Kansas City Power & Light Company	—	”	—	US$	247	N/A	US$	247
	Bank of Nova Scotia	—	”	—	US$	246	N/A	US$	246
	Aon PLC	—	”	—	US$	245	N/A	US$	245
	Protective Life Corporation	—	”	—	US$	238	N/A	US$	238
	WestRock MWV, LLC	—	”	—	US$	235	N/A	US$	235
	Rolls Royce PLC	—	”	—	US$	223	N/A	US$	223
	Assurant, Inc.	—	”	—	US$	212	N/A	US$	212
	Woolworths Limited	—	”	—	US$	196	N/A	US$	196
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	153,147	N/A	US$	154,710
	Wells Fargo & Company	—	”	—	US$	150,007	N/A	US$	150,321
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	100,959
	Westpac Banking Corp.	—	”	—	US$	100,000	N/A	US$	100,743

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Commonwealth Bank of Australia	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,419
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,313
	Bank of Nova Scotia	—	”	—	US$	49,982	N/A	US$	50,158

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	259,231	N/A	US$	259,231
	Abu Dhabi Government International Bond	—	”	—	US$	3,428	N/A	US$	3,428

	Agency bond
	Federal National Mortgage Association	—	Available-for-sale financial assets	—	US$	271,325	N/A	US$	271,325
	Federal Home Loan Mortgage Corporation	—	”	—	US$	154,300	N/A	US$	154,300
	Government National Mortgage Association	—	”	—	US$	18,007	N/A	US$	18,007
	Federal Home Loan Bank	—	”	—	US$	9,663	N/A	US$	9,663
	Export Import Bank Korea	—	”	—	US$	3,008	N/A	US$	3,008
	Export Developmnt Canada	—	”	—	US$	2,648	N/A	US$	2,648
	Government National Mortgage Association	—	”	—	US$	1,937	N/A	US$	1,937
	Federal Farm Credit Bank	—	”	—	US$	898	N/A	US$	898
	Fhlmc Multifamily Structured PTC	—	”	—	US$	356	N/A	US$	356

	Negotiable certificate of deposit
	China Construction Bank	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,245
	China Development Bank	—	”	—	US$	50,000	N/A	US$	50,179
	Bank of China	—	”	—	US$	50,000	N/A	US$	50,134

	Corporate issued asset-backed securities
	Capital One Multi Asset Execution Trust	—	Available-for-sale financial assets	—	US$	39,626	N/A	US$	39,626
	Chase Issuance Trust	—	”	—	US$	31,276	N/A	US$	31,276
	American Express Credit Account Master Trust	—	”	—	US$	23,114	N/A	US$	23,114
	Discover Card Execution Note Trust	—	”	—	US$	23,076	N/A	US$	23,076
	Citibank Credit Card Issuance Trust	—	”	—	US$	22,585	N/A	US$	22,585
	Bank of America Credit Card Trust	—	”	—	US$	19,464	N/A	US$	19,464
	Nissan Auto Lease Trust	—	”	—	US$	13,780	N/A	US$	13,780
	GS Mortgage Securities Trust	—	”	—	US$	12,386	N/A	US$	12,386
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	11,944	N/A	US$	11,944
	Ford Credit Auto Owner Trust	—	”	—	US$	10,910	N/A	US$	10,910
	UBS-Barclays Commercial Mortgage Trust	—	”	—	US$	10,161	N/A	US$	10,161
	Nissan Auto Receivables Owner Trust	—	”	—	US$	10,067	N/A	US$	10,067
	Mercedes Benz Master Owner Trust	—	”	—	US$	10,012	N/A	US$	10,012
	GM Financial Automobile Leasing Trust	—	”	—	US$	9,557	N/A	US$	9,557
	Honda Auto Receivables Owner Trust	—	”	—	US$	7,632	N/A	US$	7,632
	J.P. Morgan Chase Commercial Mortgage Securities Trust	—	”	—	US$	7,510	N/A	US$	7,510
	Hyundai Auto Receivables Trust	—	”	—	US$	7,315	N/A	US$	7,315
	Toyota Auto Receivables Owner Trust	—	”	—	US$	7,134	N/A	US$	7,134
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	6,371	N/A	US$	6,371
	BMW Vehicle Lease Trust	—	”	—	US$	5,936	N/A	US$	5,936
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	5,790	N/A	US$	5,790
	Chesapeake Funding II LLC	—	”	—	US$	5,746	N/A	US$	5,746
	Ford Credit Auto Owner Trust	—	”	—	US$	5,651	N/A	US$	5,651
	JPMBB Commercial Mortgage Securities Trust	—	”	—	US$	5,472	N/A	US$	5,472
	COMM Mortgage Trust	—	”	—	US$	5,208	N/A	US$	5,208
	Mercedes Benz Auto Lease Trust	—	”	—	US$	4,517	N/A	US$	4,517

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Citigroup Commercial Mortgage Trust	—	Available-for-sale financial assets	—	US$	4,207	N/A	US$	4,207
	Morgan Stanley Capital I Trust	—	”	—	US$	4,114	N/A	US$	4,114
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	3,699	N/A	US$	3,699
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,437	N/A	US$	2,437
	Ford Credit Auto Lease Trust	—	”	—	US$	2,174	N/A	US$	2,174
	Nissan Master Owner Trust Receivables Trust	—	”	—	US$	2,003	N/A	US$	2,003
	Carmax Auto Owner Trust	—	”	—	US$	2,000	N/A	US$	2,000
	Golden Credit Card Trust	—	”	—	US$	1,801	N/A	US$	1,801
	Wheels SPV LLC	—	”	—	US$	1,690	N/A	US$	1,690
	Wells Fargo Commercial Mortgage Trust	—	”	—	US$	1,295	N/A	US$	1,295
	CFCRE Commercial Mortgage Trust	—	”	—	US$	1,083	N/A	US$	1,083
	Enterprise Fleet Financing LLC	—	”	—	US$	798	N/A	US$	798

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,993

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	23,784	4	US$	23,784

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800
	Xenio Corporation	—	”	435	US$	453	3	US$	453
	Accton Wireless Broadband Corp.	—	”	2,249	US$	315	6	US$	315

	Preferred stock
	GTBF, Inc.	—	Financial assets carried at cost	1,154	US$	1,500	—	US$	1,500
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	1,334	US$	2,378	2	US$	2,378
	Impinj, Inc.	—	”	62	US$	2,189	—	US$	2,189
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Aether Systems, Inc.	—	”	3,100	US$	339	30	US$	339

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	6,387	11	US$	6,387
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets carried at cost	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets carried at cost	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$3,305,475	—		$—	—		$3,300,000		$3,300,000		$—	—		$—

	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		1,543,723	—		1,513,743	—		1,075,000		1,075,000		—	—		1,967,303
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		1,003,858	—		—	—		600,000		600,000		—	—		400,250
	Taiwan Power Company	”	—	—	—		1,207,601	—		—	—		1,000,000		1,000,000		—	—		200,848
	Nan Ya Plastics Corporation	”	—	—	—		—	—		302,139	—		150,000		150,000		—	—		150,742

	Structure product
	Hua Nan Commercial Bank	Held-to-maturity financial assets	—	—	—		2,000,000	—		—	—		2,000,000		2,000,000		—	—		—
	Cathay United Bank	”	—	—	—		1,000,000	—		—	—		1,000,000		1,000,000		—	—		—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	—		—	945		9,426,884	80		800,000		800,000		—	865		8,628,176

	Stock
	TSMC Global	Investments accounted for using equity method	—	Subsidiary	5		203,425,723	2		64,451,983	—		—		—		—	7		265,634,729
	TSMC Nanjing	”	—	Subsidiary	—		—	—		6,435,200	—		—		—		—	—		6,331,094
	VisEra Tech	”	VisEra Holding	Subsidiary	—		—	253,120		5,005,171 Note 2	—		—		—		—	253,120		5,234,883
	Xintec	”	VisEra Holding	Associate	92,778		2,209,785	18,504		678,348 Note 2	—		—		—		—	111,282		2,599,807

TSMC Global	Corporate bond
	Bank of America Corp.	Available-for-sale financial assets	—	—	—	US$	6,993	—	US$	25,862	—	US$	4,624	US$	4,532	US$	92	—	US$	27,973
	JPMorgan Chase & Co.	”	—	—	—	US$	4,971	—	US$	28,534	—	US$	11,121	US$	10,999	US$	122	—	US$	22,330
	Verizon Communications	”	—	—	—	US$	4,994	—	US$	12,385	—		—		—		—	—	US$	17,059
	Citigroup Inc.	”	—	—	—	US$	2,986	—	US$	13,979	—		—		—		—	—	US$	16,819
	Abbvie Inc.	”	—	—	—		—	—	US$	14,338	—	US$	251	US$	251		—	—	US$	13,850
	AT&T Inc.	”	—	—	—	US$	3,882	—	US$	10,044	—	US$	384	US$	390	US$	(6)	—	US$	13,332
	Gilead Sciences Inc.	”	—	—	—	US$	1,000	—	US$	11,222	—		—		—		—	—	US$	11,850
	Aetna Inc.	”	—	—	—		—	—	US$	11,687	—		—		—		—	—	US$	11,618
	Morgan Stanley	”	—	—	—	US$	1,005	—	US$	10,359	—		—		—		—	—	US$	11,237
	Oracle Corp.	”	—	—	—	US$	2,428	—	US$	9,572	—	US$	1,447	US$	1,426	US$	21	—	US$	10,405
	Svenska Handelsbanken AB	”	—	—	—		—	—	US$	9,922	—		—		—		—	—	US$	9,837
	Teva Pharmaceuticals Netherlands	”	—	—	—		—	—	US$	14,629	—	US$	5,856	US$	5,987	US$	(131)	—	US$	8,467

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	BMW US Capital LLC	Available-for-sale financial assets	—	—	—	US$	—	—	US$	11,211	—	US$	3,990	US$	3,990	US$	—	—	US$	7,180
	Wells Fargo & Company	”	—	—	—	US$	2,475	—	US$	9,706	—	US$	6,008	US$	5,967	US$	41	—	US$	6,127
	Sysco Corporation	”	—	—	—		—	—	US$	13,622	—	US$	7,605	US$	7,496	US$	109	—	US$	5,978
	Shell International Fin.	”	—	—	—	US$	1,243	—	US$	9,752	—	US$	5,212	US$	5,234	US$	(22)	—	US$	5,713
	Cisco Systems Inc.	”	—	—	—		—	—	US$	13,545	—	US$	8,079	US$	8,007	US$	72	—	US$	5,511
	US Bank NA Cincinnati	”	—	—	—		—	—	US$	12,590	—	US$	9,018	US$	8,985	US$	33	—	US$	3,568
	JPMorgan Chase & Co.	Held-to-maturity financial assets	—	—	—	US$	10,798	—	US$	143,533	—		—		—		—	—	US$	153,147
	Wells Fargo & Company	”	—	—	—		—	—	US$	150,008	—		—		—		—	—	US$	150,007
	Westpac Banking Corp.	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	Goldman Sachs Group, Inc.	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	Commonwealth Bank of Australia	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	National Australia Bank	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	Bank of Nova Scotia	”	—	—	—		—	—	US$	49,978	—		—		—		—	—	US$	49,982

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	US$	26,702	—	US$	285,949	—	US$	110,552	US$	111,205	US$	(653)	—	US$	195,285
	US Treasury Floating Rate Note	”	—	—	—		—	—	US$	104,729	—	US$	74,021	US$	73,990	US$	31	—	US$	30,756
	Treasury Inflation-Indexed N/B	”	—	—	—		—	—	US$	19,492	—		—		—		—	—	US$	19,349
	US Treasury N/B	”	—	—	—		—	—	US$	27,040	—	US$	12,938	US$	12,963	US$	(25)	—	US$	13,842
	WI Treasury Securities	”	—	—	—		—	—	US$	14,698	—	US$	14,699	US$	14,698	US$	1	—		—
	Treasury Bill	”	—	—	—		—	—	US$	10,486	—	US$	10,494	US$	10,486	US$	8	—		—

	Agency bond
	Fed Hm Ln Pc Pool G60594	Available-for-sale financial assets	—	—	—		—	—	US$	16,185	—	US$	609	US$	698	US$	(89)	—	US$	15,322
	Fnma Pool AL9128	”	—	—	—		—	—	US$	23,724	—	US$	9,288	US$	9,351	US$	(63)	—	US$	14,067
	Fnma Pool AL7191	”	—	—	—	US$	5,864	—	US$	9,855	—	US$	2,925	US$	3,333	US$	(408)	—	US$	12,533
	Fnma Pool AL8430	”	—	—	—		—	—	US$	10,171	—	US$	516	US$	584	US$	(68)	—	US$	9,462
	Fnma Pool 888577	”	—	—	—		—	—	US$	11,995	—	US$	2,292	US$	2,619	US$	(327)	—	US$	9,281
	Fed Hm Ln Pc Pool G18605	”	—	—	—		—	—	US$	9,855	—	US$	425	US$	447	US$	(22)	—	US$	9,177
	Fed Hm Ln Pc Pool G60081	”	—	—	—		—	—	US$	9,954	—	US$	439	US$	478	US$	(39)	—	US$	9,173
	Fnma Pool AV5062	”	—	—	—		—	—	US$	9,975	—	US$	1,309	US$	1,366	US$	(57)	—	US$	8,457
	Fed Hm Ln Pc Pool G60344	”	—	—	—		—	—	US$	9,385	—	US$	9,351	US$	9,385	US$	(34)	—		—
	Fnma Pool AS8074	”	—	—	—		—	—	US$	19,967	—	US$	20,007	US$	19,967	US$	40	—		—
	Fed Home Ln Discount Nt.	”	—	—	—		—	—	US$	12,496	—	US$	12,504	US$	12,496	US$	8	—		—
	Fnma Tba 15 Yr 2.5	”	—	—	—	US$	3,964	—	US$	11,998	—	US$	16,006	US$	15,978	US$	28	—		—

	Corporate issued asset-backed securities
	Capital One Multi Asset Execution Trust	Available-for-sale financial assets	—	—	—	US$	8,961	—	US$	32,785	—	US$	1,999	US$	1,996	US$	3	—	US$	39,626
	Chase Issuance Trust	”	—	—	—	US$	15,507	—	US$	21,462	—	US$	5,744	US$	5,753	US$	(9)	—	US$	31,276
	Discover Card Execution Note Trust	”	—	—	—	US$	12,126	—	US$	17,060	—	US$	6,104	US$	6,152	US$	(48)	—	US$	23,076
	Citibank Credit Card Issuance Trust	”	—	—	—	US$	9,756	—	US$	19,801	—	US$	6,850	US$	6,843	US$	7	—	US$	22,585
	Bank of America Credit Card Trust	”	—	—	—	US$	4,433	—	US$	13,019	—		—		—		—	—	US$	17,465
	Ford Credit Floorplan Master Owner Trust	”	—	—	—	US$	5,922	—	US$	9,465	—	US$	3,459	US$	3,460	US$	(1)	—	US$	11,944

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Structure product
	Bank of Tokyo-Mitsubishi UFJ	Held-to-maturity financial assets	—	—	—	US$	—	—	US$	50,000	—	US$	—	US$	—	US$	—	—	US$	50,000

	Fund
	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—	US$	12,017	—	US$	11,767	—		—		—		—	—	US$	23,784

	Money market fund
	Goldman Sachs US$ Liquid Reserves Fund	Available-for-sale financial assets	—	—	—		—	199,144	US$	199,144	199,144	US$	199,144	US$	199,144		—	—		—

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	The Company restructured the organizational structure to simplify investment structure. Therefore, the acquisition amount was the carrying value of VisEra Holding’s investment in VisEra Tech and Xintec, respectively.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Fab	April 15, 2015 to February 17, 2016		$362,111	Monthly settlement by the construction progress and acceptance	Environetics Design Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 17, 2015 to January 25, 2016		3,201,800	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 20, 2015 to October 26, 2016		329,010	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 10, 2015 to April 11, 2016		3,167,768	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 31, 2015 to January 04, 2016		1,250,000	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 22, 2016 to January 25, 2016		750,000	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TSMC Nanjing	Land use right	June 16, 2016	RMB	160,521	100% payment	Nanjing Municipal Bureau of Land and Resources	—	N/A	N/A	N/A	N/A	Bidding	Manufacturing purpose	None
	Fab	June 30, 2016	RMB	899,997	Monthly settlement by the construction progress and acceptance	China Construction First Division Group Construction & Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	October 17, 2016	RMB	408,980	Monthly settlement by the construction progress and acceptance	Shanghai Baoye Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details								Ending Balance
				Amount (Foreign Currencies		% to		Abnormal Transaction			(Foreign Currencies in	% to
Company Name	Related Party	Nature of Relationships	Purchases/Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms		Thousands)	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$633,917,888		65	Net 30 days from invoice date (Note)	—	Note		$85,874,678	67
	GUC	Associate	Sales	5,008,684		1	Net 30 days from the end of the month of when invoice is issued	—	—		931,787	1
	TSMC China	Subsidiary	Purchases	19,256,773		27	Net 30 days from the end of the month of when invoice is issued	—	—		(1,775,774)	6
	WaferTech	Indirect subsidiary	Purchases	8,531,562		12	Net 30 days from the end of the month of when invoice is issued	—	—		(1,303,795)	4
	VIS	Associate	Purchases	6,732,298		10	Net 30 days from the end of the month of when invoice is issued	—	—		(587,407)	2
	SSMC	Associate	Purchases	3,375,422		5	Net 30 days from the end of the month of when invoice is issued	—	—		(505,655)	2

TSMC North America	GUC	Associate of TSMC	Sales	(US$	842,301 26,098)	—	Net 30 days from invoice date	—	—	(US$	37,349 1,160)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$86,675,335	41	$5,767,087	—	$14,527,760	$—
	GUC	Associate		931,787	52	593,265	—	593,265	—

TSMC North America	TSMC	Parent company	(US$	200,701 6,233)	Note 2	—	—	—	—

TSMC China	TSMC	Parent company	(RMB	1,775,774 383,265)	31	—	—	—	—
	TSMC Nanjing	The same parent company	(RMB	4,190,708 904,476)	Note 2	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	209,112 6,494)	Note 2	—	—	—	—

WaferTech	TSMC	The ultimate parent of the Company	(US$	1,303,795 40,492)	42	—	—	—	—

	TSMC Development	Parent company	(US$	172,015 5,342)	Note 2	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2016				Net Income			Share of Profits/Losses	Note
				December 31, 2016 (Foreign Currencies in Thousands)		December 31, 2015 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$232,207,219		$167,755,236	7	100		$265,634,729		$2,818,659		$2,818,659	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		51,749,910		2,145,629		2,145,629	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		10,180,677		10,180,677	464,223	28		8,806,384		5,537,925		1,563,446	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		7,163,516		4,921,406		1,909,013	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		—	253,120	87		5,234,883		661,562		229,712	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		4,340,303		195,672		195,672	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,988,317		1,309,969	111,282	41		2,599,807		(636,819)		(242,999)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,174,181		551,082		192,426	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies		608,562		608,562	—	98		467,171		(87,451)		(85,702)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		353,695		40,471		40,471	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,355,417		1,499,452	—	98		219,350		(13,072)		(12,810)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		132,999		3,861		3,861	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		35,706		2,074		2,074	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(6,328)		(7,810)		(7,810)	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	7		—		—		—	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		—		844,775	—	—		—		(313)		(311)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities		Note 4		394,674	Note 4	Note 4		Note 4		1,612		1,612	Note 4
	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		Note 3		5,221,931	Note 3	Note 3		Note 3		Note 3		93,030	Note 3

TSMC Partners	TSMC Development	Delaware, U.S.A	Investment activities	(US$	18,898,843 586,939)	(US$	18,898,843 586,939)	—	100	(US$	27,109,843 841,947)	(US$	1,606,936 49,790)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	459,867 14,282)	(US$	459,867 14,282)	—	100	(US$	543,177 16,869)	(US$	9,719 301)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	167,236 5,194)	(US$	299,419 9,299)	9,299	97	(US$	195,721 6,078)	(US$	2,925 91)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	74,058 2,300)	(US$	74,058 2,300)	2,300	100	(US$	168,346 5,228)	(US$	14,870 461)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	15,301 475)	(US$	18,772 583)	583	97	(US$	489 15)	(US$	(69 (2	) ))	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2016				Net Income		Share of Profits/Losses	Note
				December 31, 2016 (Foreign Currencies in Thousands)		December 31, 2015 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC Partners	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry		Note 5	$ (US$	4,868,630 151,204)	Note 5	Note 5		Note 5	$ (US$	351,135 10,880)	Note 2	Note 5

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	$ (US$	47,067 1,462)	(US$	47,067 1,462)	—	100	$ (US$	29,486 916)	(US$	3,901 121)	Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	167,843 5,213)	(US$	167,843 5,213)	15,643	58	(US$	21,725 675)	(US$	2,526 78)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	5,785,335 179,674)	(US$	1,483,317 45,960)	Note 2	Subsidiary

VisEra Holding	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		Note 5	(US$	3,028,916 94,069)	Note 5	Note 5		Note 5	(US$	661,562 20,498)	Note 2	Note 5
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		Note 5	(US$	195,864 6,083)	Note 5	Note 5		Note 5	(US$	(636,819) (19,732))	Note 2	Note 5

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	The Company has no longer served as Motech’s board of director starting June 2016. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets.
Note 4:	Chi Cherng was incorporated into TSMC in December 2016.
Note 5:	In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR TWELVE MONTHS ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2016 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2016 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2016	Accumulated Inward Remittance of Earnings as of December 31, 2016
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$6,181,335	100%	$6,094,460 (Note 2)	$42,618,308	$—

TSMC Nanjing	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	(RMB	6,435,200 1,366,240)	Note 1		—	(US$	6,435,200 200,000)	—	(US$	6,435,200 200,000)	939	100%	939 (Note 2)	6,331,094	—

Accumulated Investment in Mainland China as of December 31, 2016 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment
$ (US$	25,374,867 796,000)	$ (US$	119,412,667 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$200,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the audited financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of Investment or Technical Cooperation in Mainland China” is not applicable.

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET	2
STATEMENT OF RECEIVABLES FROM RELATED PARTIES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF OTHER CURRENT ASSETS	Note 14
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 13
STATEMENT OF GUARANTEE DEPOSITS	Note 19
STATEMENT OF DEFERRED INCOME TAX ASSETS/LIABILITIES	Note 26
STATEMENT OF SHORT-TERM LOANS	6
STATEMENT OF PAYABLES TO RELATED PARTIES	7
STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS	8
STATEMENT OF PROVISIONS	Note 16
STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	9
STATEMENT OF BONDS PAYABLE	10
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF NET REVENUE	11
STATEMENT OF COST OF REVENUE	12
STATEMENT OF OPERATING EXPENSES	13
STATEMENT OF FINANCE COSTS	Note 24
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	14

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$330
Cash in banks
Checking accounts and demand deposits		58,649,136
Foreign currency deposits	Including US$484,702 thousand @32.199, JPY36,954,884 thousand @0.2775 and EUR5,746 thousand @34.30	26,058,971
Time deposits	From 2016.01.22 to 2017.12.30, interest rates at 0.19%-1.16%, including NT$159,061,551 thousand and US$53,700 thousand @32.199	160,811,637
Cash equivalents
Repurchase agreements collateralized by corporate bonds	Expired by 2017.01.13, interest rates at 0.5%-1.5%	2,361,250
Commercial paper	Expired by 2017.03.15, interest rates at 0.61%-0.62%	1,997,239

Total		$249,878,563

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

Client Name	Amount

Spreadtrum Communications, Inc.	$9,368,967

MediaTek Inc.	5,097,068

Huawei Technologies Co., Ltd.	3,556,318

Sony Electronics Inc.	3,275,717

NXP Semiconductors N.V.	2,189,935

Analog Devices, Inc.	2,097,785

Others (Note 1)	14,906,937

40,492,727

Less: Allowance for doubtful accounts	(475,430)

Total	$40,017,297

Note 1:	The amount of individual client included in others does not exceed 5% of the account balance.
Note 2:	The accounts receivable past due over one year amounted to NT$35 thousand for which the Company has recognized appropriate allowance for doubtful accounts.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF RECEIVABLES FROM RELATED PARTIES

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$85,874,678

Others (Note)	970,892

Total	$86,845,570

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF INVENTORIES

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$8,324,267	$22,312,989

Work in process	32,317,210	131,492,618

Raw materials	3,864,429	3,735,628

Supplies and spare parts	1,998,440	2,009,039

Total	$46,504,346	$159,550,274

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Adjustments
								Adjustments to	Adjustments	Resulting
							Increase	Share of	Arising from	from the
							(Decrease)	Changes in	Changes in	Transactions
							in Using the	Equity of	Percentage of	with
	Balance, January 1, 2016		Additions		Decrease		Equity Method	Subsidiaries	Ownership in	Subsidiaries	Effect of Merger of Subsidiary		Balance, December 31, 2016			Market Value or Net Assets Value
	Shares		Shares		Shares		Amount	and Associates	Subsidiaries	and Associates	Shares		Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 3)	Amount	Amount	Amount	(In Thousands)	Amount	(In Thousands)%		Amount	(NT$)	Total Amount	Collateral

Stocks

TSMC Global	5	$203,425,723	2	$64,451,983	—	$—	$(2,242,977)	$—	$—	$—	—	$—	7	100	$265,634,729		$265,634,729	Nil
TSMC Partners	988,268	50,827,318	—	—	—	(364,276)	1,270,904	822	7,037	8,105	—	—	988,268	100	51,749,910		51,799,183	Nil
VIS	464,223	8,446,054	—	—	—	—	358,049	2,281	—	—	—	—	464,223	28	8,806,384	$56.2 (Note 1)	26,089,360	Nil
SSMC	314	9,511,515	—	—	—	—	(2,347,999)	—	—	—	—	—	314	39	7,163,516		7,163,516	Nil
VisEra Tech	—	—	253,120	5,005,171	—	—	229,712	—	—	—	—	—	253,120	87	5,234,883		5,234,883	Nil
TSMC North America	11,000	4,234,685	—	—	—	—	105,618	—	—	—	—	—	11,000	100	4,340,303		4,340,303	Nil
Xintec	92,778	2,209,785	18,504	678,348	—	—	(288,382)	56	—	—	—	—	111,282	41	2,599,807	32.55 (Note 1)	3,622,227	Nil
GUC	46,688	1,152,335	—	—	—	—	50,925	(6)	—	(29,073)	—	—	46,688	35	1,174,181	78.5 (Note 2)	3,664,997	Nil
TSMC Europe	—	330,664	—	—	—	—	23,031	—	—	—	—	—	—	100	353,695		353,695	Nil
TSMC Japan	6	127,453	—	—	—	—	5,546	—	—	—	—	—	6	100	132,999		132,999	Nil
TSMC Korea	80	35,231	—	—	—	—	475	—	—	—	—	—	80	100	35,706		35,706	Nil
TSMC Solar Europe GmbH	1	1,186	—	—	—	—	(7,514)	—	—	—	—	—	1	100	(6,328)		(6,328)	Nil
Chi Cherng	36,600	394,364	—	—	—	—	1,612	—	—	—	(36,600)	(395,976)	—	—	—		—	Nil
Motech	58,320	2,053,562	—	—	(58,320)	(2,155,551)	83,921	18,068	—	—	—	—	—	—	—		—	Nil

Subtotal		282,749,875		70,135,502		(2,519,827)	(2,757,079)	21,221	7,037	(20,968)		(395,976)			347,219,785		368,065,270

Capital

TSMC China	—	40,234,742	—	—	—	—	2,350,193	—	—	33,373	—	—	—	100	42,618,308		42,850,549	Nil
TSMC Nanjing	—	—	—	6,435,200	—	—	(104,106)	—	—	—	—	—	—	100	6,331,094		6,331,094	Nil
VTAF II	—	554,240	—	—	—	—	(87,069)	—	—	—	—	—	—	98	467,171		467,171	Nil
VTAF III	—	385,834	—	—	—	(144,035)	(22,449)	—	—	—	—	—	—	98	219,350		219,350	Nil
VTA Holdings	—	—	—	—	—	—	—	—	—	—	—	—	—	7	—		—	Nil
Emerging Alliance	—	440,901	—	—	—	—	(52,011)	—	—	—	—	(388,890)	—	—	—		—	Nil

Subtotal		41,615,717		6,435,200		(144,035)	2,084,558	—	—	33,373		(388,890)			49,635,923		49,868,164

Total		$324,365,592		$76,570,702		$(2,663,862)	$(672,521)	$21,221	$7,037	$12,405		$(784,866)			$396,855,708		$417,933,434

Note 1:	The unit price is calculated by closing price of Gre Tai Securities Market as of December 30, 2016.
Note 2:	The unit price is calculated by closing price of the Taiwan Stock Exchange as of December 30, 2016.
Note 3:	Including share of profit or loss of subsidiaries and associates, share of other comprehensive income of subsidiaries and associates and cash dividends received from subsidiaries and associates.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF SHORT-TERM LOANS

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Type	Balance, End of Year	Contract Period	Range of Interest Rates (%)	Loan Commitments		Collateral	Remark

Unsecured loans
Bank Of America	$8,693,730	2016.12.02-2017.01.03	0.87	US$	300,000	Nil	—
Citibank Taipei	7,888,755	2016.12.02-2017.01.13	0.93-1.03	US$	484,000	Nil	—
Sumitomo Mitsui Banking Corporation	5,956,815	2016.12.16-2017.01.19	1.03	US$	200,000	Nil	—
Mizuho Bank, Ltd.	5,795,820	2016.12.14-2017.01.17	0.985	US$	200,000	Nil	—
JPMorgan Chase Bank N.A.	5,795,820	2016.12.07-2017.01.19	0.95-1.02	US$	200,000	Nil	—
Crédit Agricole CIB	5,795,820	2016.12.19-2017.01.19	1.00	US$	200,000	Nil	—
The Bank Of Tokyo-Mitsubishi UFJ, Ltd.	5,795,820	2016.12.02-2017.01.03	0.91	US$	200,000	Nil	—
Citibank Taiwan	3,541,890	2016.12.02-2017.01.03	0.93	US$	110,000	Nil	—
Standard Chartered Bank	3,219,900	2016.11.23-2017.01.03	0.88	US$	450,000	Nil	—
BNP	2,253,930	2016.12.07-2017.01.09	0.93	US$	75,000	Nil	—
HSBC Taiwan	1,931,940	2016.12.23-2017.01.23	1.07	US$	70,000	Nil	—
HSBC	1,287,960	2016.12.23-2017.01.23	1.07	US$	55,000	Nil	—

	$57,958,200

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO RELATED PARTIES

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

TSMC China	$1,775,774

WaferTech, LLC	1,303,795

VIS	587,407

SSMC	505,655

Others (Note)	667,370

Total	$4,840,001

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Applied Materials South East Asia Pte Ltd.	$14,916,260

Lam Research International Sarl	5,256,320

ASML Hong Kong Ltd.	4,859,978

TOKYO Electron Ltd.	4,707,932

Others (Note)	32,708,653

Total	$62,449,143

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

Item	Amount

Guarantee deposit	$6,439,800

Receipts in advance	2,695,412

Utilities	2,043,240

Insurance expense	1,766,864

Research and development expense	1,458,825

Others (Note)	14,216,328

Total	$28,620,469

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

					Amount
Bonds Name	Trustee	Issuance Date	Interest Payment Date	Coupon Rate (%)	Total Amount	Repayment paid	Balance, End of Year	Unamortized Premiums (Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-100-1
- A	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.40	$10,500,000	$10,500,000	$—	$—	$—	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.63	7,500,000	—	7,500,000	—	7,500,000	Bullet repayment	Nil
Domestic unsecured bonds-100-2
- A	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.29	10,000,000	—	10,000,000	—	10,000,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.46	7,000,000	—	7,000,000	—	7,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-1
- A	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.28	9,900,000	—	9,900,000	—	9,900,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.40	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.28	12,700,000	—	12,700,000	—	12,700,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.39	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-3	Taipei Fubon Commercial Bank Co., Ltd.	2012.10.09	on 10.09 annually	1.53	4,400,000	—	4,400,000	—	4,400,000	Bullet repayment	Nil
Domestic unsecured bonds-101-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.23	10,600,000	—	10,600,000	—	10,600,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.35	10,000,000	—	10,000,000	—	10,000,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.49	3,000,000	—	3,000,000	—	3,000,000	Bullet repayment	Nil
Domestic unsecured bonds-102-1
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.23	6,200,000	—	6,200,000	—	6,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.38	11,600,000	—	11,600,000	—	11,600,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.50	3,600,000	—	3,600,000	—	3,600,000	Bullet repayment	Nil
Domestic unsecured bonds-102-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.50	10,200,000	—	10,200,000	—	10,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.70	3,500,000	—	3,500,000	—	3,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-3
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.34	4,000,000	—	4,000,000	—	4,000,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.52	8,500,000	—	8,500,000	—	8,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.35	1,500,000	1,500,000	—	—	—	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.45	1,500,000	—	1,500,000	—	1,500,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.60	1,400,000	—	1,400,000	—	1,400,000	Bullet repayment	Nil
- D	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.85	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil
- E	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.05	5,400,000	—	5,400,000	—	5,400,000	Bullet repayment	Nil
- F	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.10	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil

TOTAL					$166,200,000	$12,000,000	$154,200,000	$—	$154,200,000

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NET REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece) (Note)	Amount

Wafer	9,604,226	$897,955,740
Other		38,431,551

Net revenue		$936,387,291

Note:	12-inch equivalent wafers.

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF COST OF REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$2,813,029
Raw material purchased	32,811,307
Raw materials, end of year	(3,864,429)
Transferred to manufacturing or operating expenses	(6,984,906)
Others	(22,648)

Subtotal	24,752,353
Direct labor	13,355,882
Manufacturing expenses	392,240,592

Manufacturing cost	430,348,827
Work in process, beginning of year	52,251,863
Work in process, end of year	(32,317,210)
Transferred to manufacturing or operating expenses	(7,557,644)

Cost of finished goods	442,725,836
Finished goods, beginning of year	7,733,331
Finished goods purchased	37,927,662
Finished goods, end of year	(8,324,267)
Transferred to manufacturing or operating expenses	(8,020,109)
Scrapped	(153,660)

Subtotal	471,888,793
Others	2,664,120

Total	$474,552,913

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2016

(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$25,585,675	$7,075,633	$2,038,528

Depreciation expense	15,515,812	830,609	10,703

Consumables	15,161,280	261,522	4,779

Repair and maintenance expense	2,475,463	1,149,395	362

Moving expense	277,529	1,462,185	1,771

Patents	—	1,775,446	—

Management fees of the Science Park Administration	—	1,685,164	—

Commission	—	—	873,088

Others (Note)	11,350,420	4,457,509	168,855

Total	$70,366,179	$18,697,463	$3,098,086

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2016				Year Ended December 31, 2015
	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total

Labor cost (Note)
Salary and bonus	$47,718,885	$32,054,821	$—	$79,773,706	$43,217,080	$30,018,535	$—	$73,235,615
Labor and health insurance	2,393,838	1,425,653	—	3,819,491	2,305,905	1,429,355	—	3,735,260
Pension	1,305,083	702,550	—	2,007,633	1,230,033	686,312	—	1,916,345
Others	1,692,141	847,878	—	2,540,019	1,493,771	789,657	—	2,283,428

	$53,109,947	$35,030,902	$—	$88,140,849	$48,246,789	$32,923,859	$—	$81,170,648

Depreciation	$197,595,313	$16,357,124	$24,887	$213,977,324	$198,343,742	$14,925,181	$24,887	$213,293,810

Amortization	$2,014,814	$1,709,252	$—	$3,724,066	$1,605,572	$1,553,865	$—	$3,159,437

Note:	As of December 31, 2016 and 2015, the Company had 41,850 and 40,152 employees, respectively.